                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-73254

We will amend and complete the information in this prospectus supplement. This prospectus supplement and the prospectus are part of an effective registration statement filed with the SEC. This prospectus supplement and the prospectus are not offers to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

                 SUBJECT TO COMPLETION, DATED DECEMBER 5, 2001

PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 30, 2001)

                               4,000,000 Shares

[LOGO] Airgate PCS


                                 Common Stock

                                 -------------

   The selling stockholders named in this prospectus supplement are selling 4,000,000 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders. We have granted the underwriters an option to purchase up to 600,000 additional shares of our common stock to cover over-allotments.

   Our common stock trades on The Nasdaq National Market under the symbol "PCSA." The last reported sale price of our common stock on December 4, 2001 was $53.05 per share.

   Investing in our common stock involves risks. See "Risk Factors" beginning on page S-12 of this prospectus supplement.

                                                      Per Share Total
                                                      --------- -----
Public Offering Price................................     $       $
Underwriting Discounts and Commissions...............     $       $
Proceeds to the selling stockholders, before expenses     $       $

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   Delivery of the shares of common stock will be made on or about    , 2001.

Credit Suisse First Boston                                      Lehman Brothers

                                  UBS Warburg

William Blair & Company

                            Thomas Weisel Partners LLC

                                                                  TD Securities

                                    , 2001.

                                 -------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                         Page
                                                         ----
                   ABOUT THIS PROSPECTUS SUPPLEMENT.....  S-3
                   PROSPECTUS SUPPLEMENT SUMMARY........  S-4
                   RISK FACTORS......................... S-12
                   SPECIAL NOTE CONCERNING
                     FORWARD-LOOKING STATEMENTS......... S-21
                   USE OF PROCEEDS...................... S-22
                   DIVIDEND POLICY...................... S-22
                   PRICE RANGE OF COMMON STOCK.......... S-22
                   CAPITALIZATION....................... S-23
                   PRO FORMA CONDENSED CONSOLIDATED
                     FINANCIAL STATEMENTS (UNAUDITED)... S-24
                   SELECTED HISTORICAL FINANCIAL DATA... S-32
                   AIRGATE MANAGEMENT'S DISCUSSION AND
                     ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS.............. S-35
                   IPCS MANAGEMENT'S DISCUSSION AND
                     ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS.............. S-42
                   OUR BUSINESS......................... S-49
                   MANAGEMENT........................... S-62
                   SELLING STOCKHOLDERS................. S-65
                   SHARES ELIGIBLE FOR FUTURE SALE...... S-67
                   UNDERWRITING......................... S-69
                   NOTICE TO CANADIAN RESIDENTS......... S-72
                   LEGAL MATTERS........................ S-73
                   EXPERTS.............................. S-73
                   WHERE YOU CAN FIND MORE INFORMATION.. S-73
                   INCORPORATION BY REFERENCE........... S-74
                   INDEX TO CONSOLIDATED
                     FINANCIAL STATEMENTS...............  F-1

                                  Prospectus

                                                        Page
                                                        ----
                    ABOUT THIS PROSPECTUS..............   1
                    RISK FACTORS.......................   1
                    OUR BUSINESS.......................   1
                    RATIO OF EARNINGS TO FIXED CHARGES.   2
                    USE OF PROCEEDS....................   2
                    DESCRIPTION OF DEBT SECURITIES.....   2
                    DESCRIPTION OF OUR CAPITAL STOCK...   8
                    DESCRIPTION OF WARRANTS............  11
                    SELLING STOCKHOLDERS...............  13
                    PLAN OF DISTRIBUTION...............  13
                    LEGAL MATTERS......................  15
                    EXPERTS............................  15
                    WHERE YOU CAN FIND MORE INFORMATION  16
                    INCORPORATION BY REFERENCE.........  16

                                 -------------

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of the respective documents. Our business, financial conditions, results of operations and prospects may have changed since that date.

                       ABOUT THIS PROSPECTUS SUPPLEMENT

   This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC using a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $500,000,000. In addition, the selling stockholders may offer up to 4,000,000 shares of our common stock under the accompanying prospectus. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading "Where You Can Find More Information" beginning on page S-73 of this prospectus supplement before investing in our common stock.

                         PROSPECTUS SUPPLEMENT SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement, including the accompanying prospectus and the documents incorporated by reference, which are described under "Where You Can Find More Information."

   As required by the terms of our outstanding indebtedness, we conduct our business operations through two separate entities: AirGate PCS, Inc. and its subsidiaries, and iPCS, Inc. and its subsidiaries. For convenience in this prospectus supplement, unless the context indicates otherwise, references to "we," "our" or "us" refer to the combined operations of AirGate and its wholly owned subsidiary iPCS and references to "AirGate" refer to the operations of AirGate, exclusive of the operations of iPCS. "Sprint PCS" refers to Sprint Communications Company, L.P., Sprint Spectrum L.P. and WirelessCo, L.P. "Sprint" refers to Sprint Corporation and its affiliates other than Sprint PCS. Statements in this prospectus supplement regarding Sprint or Sprint PCS are derived from information contained in our agreements with Sprint PCS, periodic reports and other documents filed by Sprint and Sprint Spectrum L.P. with the SEC or press releases issued by Sprint or Sprint PCS.

                               AirGate PCS, Inc.

Our Business

   We are the largest Sprint PCS network partner in terms of covered population. We market and provide digital wireless personal communications services, or PCS, to a service territory of approximately 14.5 million residents with current network coverage of approximately 11.0 million residents as of November 30, 2001. Through our management agreements with Sprint PCS, we have the exclusive right to provide Sprint PCS products and services under the Sprint and Sprint PCS brand names in our territories. Sprint PCS, directly and indirectly through network partners such as us, operates the largest all-digital, all-PCS nationwide wireless network in the United States based on covered population, covering nearly 244 million residents in more than 4,000 cities and communities across the United States, Puerto Rico and the U.S. Virgin Islands.

   On November 30, 2001, AirGate acquired iPCS by merging a wholly owned subsidiary of AirGate with iPCS. In connection with the merger, AirGate issued to the former stockholders of iPCS approximately 12.4 million shares of our common stock and assumed options and warrants to purchase approximately 1.1 million shares of our common stock. The acquisition of iPCS increased the total resident population in our markets from approximately 7.1 million to approximately 14.5 million. We believe the acquisition of iPCS increases AirGate's strategic importance to Sprint PCS. We also believe the acquisition adds attractive markets as well as a nearly complete network build-out and a fully funded business plan.

   Our Sprint PCS territories cover 58 basic trading areas, referred to as markets, in parts of South Carolina, North Carolina, Georgia, Illinois, Michigan, Iowa and Nebraska. Our major markets include:

    .  Grand Rapids, Michigan;

    .  Greenville-Spartanburg, South Carolina;

    .  Savannah, Georgia;

    .  Charleston, South Carolina;

    .  Columbia, South Carolina; and

    .  Saginaw-Bay City, Michigan.

   As of September 30, 2001, AirGate and iPCS combined had 369,952 subscribers and total network coverage of approximately 11.0 million residents, representing approximately 76% of the resident population in these markets. For the twelve months ended September 30, 2001, we generated revenue of approximately $259.2 million on a pro forma basis.

Competitive Strengths

   Our competitive strengths include:

   Our Attractive Markets. We believe that our Sprint PCS territories have attractive market characteristics, including:

    -- proximity to major Sprint PCS markets, including Atlanta, Chicago, Detroit, St. Louis, Indianapolis, Charlotte, Raleigh and Des Moines;

    -- relatively high median household income, population densities and interstate traffic density;

    -- Sprint as the local exchange carrier in 30% of our southeast territory;

    -- fewer competitors in our midwest territory;

    -- a high concentration of headquarters for large corporations in our midwest territory;

    -- numerous vacation destinations in our southeast territory; and

    -- a large student population, with over 115 colleges and universities.

   Our Strategic Relationship with Sprint PCS. We believe that our strategic relationship with Sprint PCS provides us with a significant competitive advantage because of Sprint PCS':

    -- strong brand name recognition;

    -- all-digital nationwide coverage;

    -- quality products and services;

    -- advanced technology;

    -- established distribution channels;

    -- long-standing equipment vendor relationships; and

    -- established back office support services.

   Our Nearly Complete Network Build-Out. We have completed the network build-out of our southeast markets and nearly completed the network build-out of our midwest markets. As a result, we will be able to focus our management's efforts and our cash resources on technology upgrades, increasing our market penetration and improving operating efficiencies.

   Our Fully Funded Business Plan. We believe our current business plan is fully funded. Based on our current plan, we expect to generate positive earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, in the third calendar quarter of 2002.

Business Strategies

   Our business strategies include the following key elements:

   Continuing to Improve Market Penetration in our Territories. We intend to leverage the best operating practices of both AirGate and iPCS to more effectively penetrate our markets.

   Capitalizing on our Affiliation with Sprint PCS. We plan to capitalize on our Sprint PCS affiliation by using the strength of the Sprint and Sprint PCS brands to market our PCS services with strategies tailored to our specific territories.

   Pursuing Efficient Migration Path to 1XRTT. We plan to efficiently migrate our network's technology to "one times radio transmission technology," or "1XRTT." 1XRTT will provide increased network capacity, faster data download speeds and longer battery life for handsets.

   Capitalizing on our Experienced Management Team. We intend to use the depth, experience and ability of our management team to successfully execute our business strategies.

   Selectively Pursuing Strategic Acquisitions. We may selectively pursue strategic acquisitions of network partners that have attractive market characteristics, a fully funded business plan and a completed or substantially completed network build-out. We also may attempt to obtain additional markets from Sprint PCS.

Contact Information

   Our corporate office is located at Harris Tower, 233 Peachtree Street NE, Suite 1700, Atlanta, Georgia 30303 and our telephone number is (404) 525-7272. Our website is located at www.airgatepcsa.com. Information contained on our website does not constitute a part of this prospectus supplement or accompanying prospectus.

                                 The Offering

Common stock offered by the
  selling stockholders......  4,000,000 shares.

Selling stockholders........  The selling stockholders received their shares of our common stock in connection with AirGate's acquisition of iPCS. Each of the selling stockholders was a former stockholder of iPCS.

Common stock to be
  outstanding after this
  offering..................  25,745,622 shares.

Over-allotment option.......  600,000 shares.

Use of proceeds.............  We will not receive any proceeds from the sale of our common stock by the selling stockholders.

                              We will use the net proceeds from the sale by us of shares of our common stock, if any, pursuant to the over-allotment option, for general corporate purposes, which may include:

                               .  providing working capital;

                               .  funding capital expenditures;

                               .  purchasing or repaying our debt; and

                               .  paying for future acquisitions.

The Nasdaq National Market
  symbol....................  "PCSA"

Risk factors................  Before investing in our common stock, you should carefully read and consider the information set forth in "Risk Factors" beginning on page S-12 of this prospectus supplement and all other information appearing elsewhere and incorporated by reference in this prospectus supplement and accompanying prospectus.

   The number of shares to be outstanding after this offering is based on 25,745,622 shares of our common stock outstanding as of November 30, 2001. The total number of shares of our common stock to be outstanding after the offering does not include:

    . options outstanding as of November 30, 2001 to purchase a total of approximately 1,918,325 shares of common stock at a weighted average exercise price of $33.75 per share or an additional 770,109 shares reserved for future grants under our stock option plans; and

    . warrants outstanding as of November 30, 2001 to purchase a total of 723,241 shares of common stock at a weighted average exercise price of $30.85 per share.

                                 -------------

   Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

                Summary Pro Forma and Historical Financial Data

AirGate PCS, Inc. and Subsidiaries Summary Unaudited Pro Forma Financial Data

   The following unaudited pro forma condensed consolidated financial data combine the historical consolidated balance sheets and statements of operations of AirGate and iPCS. These unaudited pro forma financial data give effect to the acquisition of iPCS by AirGate using the purchase method of accounting.

   We derived the statement of operations and balance sheet data from the audited consolidated financial statements of AirGate for the year ended September 30, 2001 and the audited consolidated financial statements of iPCS for the nine months ended September 30, 2001. The results of iPCS for the three months ended December 31, 2000 are included in the twelve months ended September 30, 2001 as follows (in thousands): Revenues--$11,340; Operating loss--$16,469; Net loss--$20,155. This data is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere in this prospectus supplement for the periods presented. For presentation of the pro forma financial aspects of this transaction, see "Pro Forma Condensed Consolidated Financial Statements."

   The unaudited pro forma condensed consolidated statements of operations for the twelve months ended September 30, 2001 gives effect to the merger as if the merger had been consummated at the beginning of the period presented. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2001 gives effect to the merger as if it was effected on September 30, 2001. Certain reclassifications have been made to iPCS' historical presentation to conform to AirGate's presentation. These reclassifications do not materially impact AirGate's or iPCS' operations or financial position for the periods presented.

   We are providing the unaudited pro forma condensed consolidated financial data for illustrative purposes only. The companies may have performed differently had they been combined during the periods presented. You should not rely on the unaudited pro forma condensed consolidated financial data as being indicative of the historical results that would have been achieved had AirGate and iPCS been combined during the periods presented or the future results that we will experience.

                                                               For the
                                                         Twelve Months Ended
                                                          September 30, 2001
                                                         --------------------
                                                             (unaudited)
                                                            (In thousands,
                                                         except for per share
                                                         and subscriber data)
Statement of Operations Data:
Revenues:
   Service revenue......................................      $  157,561
   Roaming revenue......................................          84,198
   Equipment and other revenue..........................          17,455
                                                              ----------
   Total revenues.......................................      $  259,214
Operating expenses:
   Cost of service and roaming..........................        (184,202)
   Cost of equipment....................................         (38,923)
   Selling and marketing................................        (102,948)
   General and administrative...........................         (29,002)
   Noncash stock option compensation....................          (1,665)
   Depreciation and amortization........................         (98,641)
                                                              ----------
   Total operating expenses.............................        (455,381)
                                                              ----------
   Operating loss.......................................        (196,167)
   Interest expense, net................................         (44,742)
   Other income.........................................             772
                                                              ----------
   Loss before income tax benefit.......................        (240,137)
   Income tax benefit...................................          69,284
                                                              ----------
   Net loss.............................................        (170,853)
                                                              ==========
   Basic and diluted net loss per share of common stock.      $    (6.71)
Other Data:
   Number of subscribers at end of period...............         369,952

                                                                As of
                                                          September 30, 2001
                                                         --------------------
                                                             (unaudited)
                                                            (In thousands)
Balance Sheet Data:
   Cash and cash equivalents............................      $   47,369
   Property and equipment, net..........................         407,487
   Total assets.........................................       1,399,672
   Long-term debt.......................................         466,326
   Total stockholders' equity...........................         743,903

Comparative Per Share Data

                                                        For the Year Ended
                                                        September 30, 2001
                                                     -----------------------
                                                     Historical Pro Forma/(1)/
                                                     ---------- -------------
Basic and diluted net loss per share of common stock   $(8.48)     $(6.71)

---------------------
(1)Pro forma to give effect to the merger with iPCS on a purchase accounting basis.

AirGate PCS, Inc. and Subsidiaries Summary Financial Data

   The summary statement of operations and balance sheet data presented below is derived from AirGate's audited consolidated financial statements as of and for the years ended December 31, 1997 and 1998, the nine months ended September 30, 1999, and the years ended September 30, 2000 and 2001.

   The data set forth below should be read in conjunction with AirGate's consolidated financial statements and accompanying notes and "AirGate Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.



                                                For the Year Ended  For the Nine   For the Year Ended
                                                   December 31,     Months Ended     September 30,
                                               -------------------  September 30, -------------------
                                                 1997        1998       1999        2000      2001
                                                -------    -------  ------------- --------  ---------
                                               (In thousands, except for per share and subscriber data
Statement of Operations Data:
Revenues...................................... $    --     $    --    $     --    $ 25,065  $ 172,087
Cost of service, roaming and equipment........      --          --          --     (33,455)  (136,950)
Total operating expenses......................  (2,099)     (3,801)     (6,241)    (89,589)  (256,641)
Operating loss................................  (2,099)     (3,801)     (6,241)    (64,524)   (84,554)
Net loss......................................  (2,916)     (5,193)    (15,599)    (81,323)  (110,990)
                                                =======    =======    ========    ========  =========
Basic and diluted net loss per share of common
  stock....................................... $ (0.86)    $ (1.54)   $  (4.57)   $  (6.60) $   (8.48)
                                                =======    =======    ========    ========  =========
Other Data:
Number of subscribers at end of period........      --          --          --      56,689    235,025

                                                As of December 31,          As of September 30,
                                               -------------------  ----------------------------------
                                                 1997        1998       1999        2000      2001
                                                -------    -------  ------------- --------  ---------
                                                                    (In thousands)
Balance Sheet Data:
Cash and cash equivalents..................... $   147     $ 2,296    $258,900    $ 58,384  $  14,290
Property and equipment, net...................      17      12,545      44,206     183,581    209,326
Total assets..................................  13,871      15,450     317,320     268,948    281,010
Long-term debt................................  11,745       7,700     165,667     180,727    266,326
Total stockholders' equity (deficit)..........  (1,750)     (5,350)    127,846      49,873    (52,724)

iPCS, Inc. and Subsidiaries and Predecessor Summary Financial Data

   The summary statement of operations and balance sheet data presented below are derived from iPCS' audited consolidated financial statements as of and for the period from January 22, 1999 (date of inception) through December 31, 1999, as of and for the year ended December 31, 2000 and as of and for the nine months ended September 30, 2000 and 2001. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001.

   The data set forth below should be read in conjunction with iPCS' consolidated financial statements and accompanying notes and "iPCS Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.



                                                     For the
                                                   Period from                           For the Nine
                                                January 22, 1999                         Months Ended
                                               (date of inception)   For the Year       September 30,
                                                     through             Ended       -------------------
                                                December 31, 1999  December 31, 2000   2000      2001
                                               ------------------- ----------------- --------  ---------
                                                (In thousands, except for per share and subscriber data)
Statement of Operations Data:
Revenues......................................       $   215           $  21,229     $ 11,614  $  77,512
Cost of service, roaming and equipment........        (2,179)            (26,839)     (14,789)   (78,788)
Total operating expenses......................        (4,858)            (68,329)     (42,245)  (125,183)
Operating loss................................        (4,643)            (47,100)     (30,631)   (47,671)
Net loss......................................        (4,380)            (56,157)     (36,002)   (60,659)
Net loss available to common stockholders.....        (4,380)           (104,507)     (83,270)   (68,127)
Basic and diluted net loss per share of common
  stock.......................................       $ (0.10)          $   (2.33)    $  (1.86) $   (1.52)
                                                     =======           =========     ========  =========

Other Data:
Number of subscribers at end of period........         1,981              46,773       25,150    134,927




                                          As of December 31,     As of
                                          ------------------ September 30,
                                            1999     2000        2001
                                          -------  --------  -------------
                                                   (In thousands)
     Balance Sheet Data:
     Cash and cash equivalents........... $ 2,733  $165,958    $ 54,579
     Property and equipment, net.........  39,106   129,087     198,161
     Total assets........................  44,843   328,575     328,756
     Long-term debt and accrued interest.  27,571   163,800     208,336
     Redeemable preferred stock..........      --   114,080     121,548
     Total stockholders' equity (deficit)   9,120    12,718     (53,879)

                                 RISK FACTORS

   An investment in our common stock involves significant risks. You should carefully consider these risk factors and the risk factors in the accompanying prospectus as well as all of the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to invest in our common stock.

Risks Related to Our Business, Strategy and Operations

   We have a limited operating history and we may not achieve or sustain operating profitability or positive cash flows, which may result in a decrease in our stock price.

   AirGate and iPCS have limited operating histories. Our ability to achieve and sustain operating profitability will depend upon many factors, including our ability to market Sprint PCS services and manage customer turnover rates. In addition, a key factor in our operational performance after the merger depends upon our ability to manage the growth of iPCS through the completion of its network build-out and through implementing the combined company's best practices to increase market penetration in iPCS' and AirGate's current and future markets. iPCS will require significant funds for the continued development, construction, testing, deployment and operation of its network. These activities are expected to place demands on our managerial, operational and financial resources. If we do not achieve and maintain positive cash flows from operations when projected, our stock price may decrease.

   Our stock price may be volatile and you may not be able to sell your shares at or above the price you paid for them.

   The market price of our common stock could be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

    .  quarterly variations in our operating results;

    . operating results that vary from the expectations of securities analysts and investors;

    . changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

    .  changes in our relationship with Sprint PCS;

    . announcements by Sprint PCS concerning developments or changes in its business, financial condition or results of operations, or in its expectations as to future financial performance;

    . announcements of technological innovations, changes to existing products and services or new products and services offered by Sprint PCS or our competitors;

    . changes in results of operations and market valuations of other companies in the telecommunications industry in general and the wireless industry in particular, including Sprint PCS and its network partners and our competitors;

    .  changes in law and regulation;

    . announcements by third parties of significant claims or proceedings against us;

    . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and

    .  general economic and competitive conditions.

   The integration of AirGate and iPCS following the merger will present significant challenges that could adversely affect our results of operations.

   AirGate acquired iPCS with the expectation that it would result in expanding AirGate's existing network and customer base and leveraging the best operating practices of both organizations. Achieving the benefits of the merger will depend in part on integrating the operations of the two businesses in an efficient manner. We cannot assure you that this will occur. To realize the anticipated benefits of this combination, our management team must develop strategies and implement a business plan that will successfully:

    .  manage our networks and markets;

    . maintain adequate focus on existing business and operations while working to integrate the two companies;

    .  combine two companies with limited operating histories;

    . manage each company's cash and available credit lines for use in financing future growth and working capital needs of such company;

    .  manage our marketing and sales;

    . manage the transition of iPCS' senior management expertise to the combined company; and

    . retain and attract key employees of the combined company during a period of transition.

   We cannot assure you that combining the businesses of AirGate and iPCS, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial conditions superior to those that AirGate and iPCS could have achieved independently. The diversion of management's attention from ongoing operations and any difficulties encountered in the transition and integration process could have a material adverse effect on our financial condition and results of operations.

   Future sales of shares of our common stock, including sales of shares offered hereby or following the expiration of "lock-up" arrangements, may negatively affect our stock price.

   As a result of the merger, the former iPCS securityholders received approximately 12.4 million shares of our common stock and options and warrants to purchase approximately 1.1 million shares of our common stock. The shares of common stock issued in the merger represented approximately 47.5% of our common stock, assuming the exercise of all outstanding warrants and options.

   In connection with the merger, holders of substantially all of the outstanding shares of iPCS common and preferred stock entered into "lock-up" agreements with AirGate. The lock-up agreements impose restrictions on the ability of such stockholders to sell or otherwise dispose of the shares of our common stock that they received in the merger. The lock-up period commenced on November 30, 2001 and extends for a minimum of 120 days and a maximum of 300 days after the effective time of the merger.

   We have on file an effective registration statement on Form S-4 in order to allow the former iPCS stockholders to freely resell the shares of our common stock that they received in the merger. In addition, we entered into a registration rights agreement at the effective time of the merger with some of the former iPCS stockholders. The registration rights agreement requires us, at the request of The Blackstone Group, referred to as Blackstone, to use our best efforts to complete, within 120 days after the effective time of the merger, an underwritten public offering of certain shares of our common stock received in the merger by the former iPCS stockholders. This prospectus supplement and the accompanying prospectus are part of the registration statement on Form S-3 which we have filed to effect, upon the request of Blackstone, an underwritten public offering of a portion of the shares of our common stock held by certain of the former iPCS stockholders. In addition, these former iPCS stockholders have an additional demand registration right exercisable at any time after the first anniversary of the effective time of the merger.

   Sales of substantial amounts of shares of our common stock, or even the potential for such sales, could lower the market price of our common stock and impair our ability to raise capital through the sale of equity securities.

   Parts of our territories have limited amounts of licensed spectrum, which may adversely affect the quality of our service and our results of operations.

   Sprint PCS has licenses covering 10 MHz of spectrum in our southeast territory. While Sprint PCS has licenses covering 30 MHz of spectrum throughout most of our midwest territory, it has licenses covering only 10 MHz or 20 MHz in parts of Illinois. As the number of customers in our territories increase, this limited amount of licensed spectrum may not be able to accommodate increases in call volume, may lead to increased dropped calls and may limit our ability to offer enhanced services, all of which could result in increased customer turnover and adversely affect our results of operations.

   If we lose the right to install our equipment on certain wireless towers or are unable to renew expiring leases or locate new sites for wireless towers on favorable terms, our business and results of operations could be adversely impacted.

   Substantially all of our cell sites are co-located on leased tower facilities shared with one or more wireless providers. In addition, a large portion of these leased tower sites are owned by a few tower companies. If a master co-location agreement with one of these tower companies were to terminate, or if one of these tower companies were unable to support our use of its tower sites, we would have to find new sites or we may be required to rebuild that portion of our network. In addition, the concentration of our cell sites with a few tower companies could adversely affect our results of operations if we are unable to renew expiring leases with such tower companies on favorable terms.

   The loss of the officers and skilled employees who we depend upon to operate our business could adversely affect our results of operations.

   Our business is managed by a small number of executive officers. We believe that our future success depends in part on our continued ability to attract and retain highly qualified technical and management personnel. We may not be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. We currently have "key man" life insurance for our chief executive officer. We do not have long-term employment agreements with any of our executive officers.

   Expanding our territory includes numerous risks and our failure to overcome these risks and any other problems encountered may have a material adverse effect on our business and reduce the market value of our securities.

   As part of our continuing operating strategy, we may expand our territory through the grant of additional markets from Sprint PCS or through acquisitions of other Sprint network partners. These transactions may require the approval of Sprint PCS and commonly involve a number of risks, including the:

    .  difficulty of assimilating acquired operations and personnel;

    .  diversion of management's attention;

    .  disruption of ongoing business;

    . impact on our cash and available credit lines for use in financing future growth and working capital needs;

    .  inability to retain key personnel;

    . inability to successfully incorporate acquired assets and rights into our service offerings;

    . inability to maintain uniform standards, controls, procedures and policies; and

    .  impairment of relationships with employees, customers or vendors.

Failure to overcome these risks or any other problems encountered in these transactions could have a material adverse effect on our business. In connection with these transactions, we also may issue additional equity securities, incur additional debt or incur significant amortization expenses related to intangible assets.

   Because the former iPCS stockholders did not provide AirGate with any indemnification following the merger, iPCS will be responsible for any undisclosed prior liabilities of iPCS, which could materially impact our results of operations.

   iPCS made certain representations and warranties to AirGate in the merger agreement concerning iPCS' business and operations. The merger agreement did not provide AirGate with any contractual indemnification from the iPCS stockholders for any breaches of the representations and warranties of iPCS or any failure of iPCS to comply with its obligations under the merger agreement. As a result, iPCS will be responsible for any undisclosed prior liabilities of iPCS. Such liabilities could materially impact our future consolidated results of operations.

Risks Particular to Our Indebtedness

   Both AirGate and iPCS have substantial debt that neither company may be able to service; a failure to service such debt may result in the lenders under such debt controlling AirGate's or iPCS' assets.

   The substantial debt of AirGate and iPCS has a number of important consequences for the combined company's operations and our investors, including the following:

    . each company has to dedicate a substantial portion of any cash flow from its operations to the payment of interest on, and principal of, its debt, which will reduce funds available for other purposes;

    . each company has a fully-financed business plan, but neither may be able to obtain additional financing for unanticipated capital requirements, capital expenditures, working capital requirements or other corporate purposes;

    . some of each company's debt, including financing under each company's senior credit facility, will be at variable rates of interest, which could result in higher interest expense in the event of increases in market interest rates; and

    . due to the liens on substantially all of each company's assets and the pledges of stock of each company's existing and future subsidiaries that secure AirGate's and iPCS' respective senior debt and senior subordinated discount notes, lenders or holders of such senior subordinated discount notes may control AirGate's or iPCS' assets or the assets of the subsidiaries of either company in the event of a default.

   The ability of both AirGate and iPCS to make payments on their respective debt will depend upon each company's future operating performance which is subject to general economic and competitive conditions and to financial, business and other factors, many of which neither company can control. If the cash flow from either company's operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations, or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner or at all. The credit facilities and indentures governing AirGate's and iPCS' respective debt will limit our ability to take several of these actions. The failure of AirGate or iPCS to generate sufficient funds to pay its debts or to successfully undertake any of these actions could, among other things, materially adversely affect the market value of our common stock.

   If either AirGate or iPCS does not meet all of the conditions required under its respective credit facility, such company may not be able to draw down all of the funds it anticipates receiving from its senior lenders and we may not be able to fund operating losses and working capital needs.

   As of November 30, 2001, AirGate had borrowed $95.3 million under its senior credit facility and iPCS had borrowed $50.0 million under its senior credit facility. The remaining $58.2 million available under AirGate's senior credit facility and the remaining $90.0 million available under iPCS' senior credit facility, a portion of which each company expects to borrow in the future, is subject to the applicable company meeting all of the conditions specified in its respective financing documents. In addition, additional borrowings are subject to specific conditions on each funding date, including the following:

    . that the representations and warranties in such company's loan documents are true and correct;

    . that certain of such company's financial covenant tests are satisfied, including leverage and operating performance covenants and, solely with respect to iPCS, loss covenants relating to earnings before interest, taxes, depreciation and amortization; and

    .  the absence of a default under such company's loan documents.

   If either company does not meet these conditions at each funding date, such company's senior lenders may not lend some or all of the remaining amounts available under such company's senior credit facility. If other sources of funds are not available, neither company may be in a position to meet its operating cash needs.

   The ability of AirGate and iPCS to operate as a combined company is limited by the separate public debt indentures and credit facilities of AirGate and iPCS.

   In order to assure continued compliance with the indenture governing AirGate's senior notes, AirGate has designated iPCS as an "unrestricted subsidiary." As a result, for purposes of their respective public debt indentures, AirGate and iPCS operate as separate business entities. Due to restrictions in AirGate's indenture, AirGate is unable to provide direct or indirect credit support to iPCS and is significantly limited in its ability to maintain or preserve iPCS' financial condition or cause iPCS to achieve a specified level of operating results. Likewise, iPCS is restricted under its debt instruments from paying dividends or freely transferring money to AirGate. These restrictions may hinder the combined company's ability to achieve the anticipated benefits of the merger, react to developments in either company's business or take advantage of business opportunities.

   If either AirGate or iPCS fails to pay the debt under its respective credit facility, Sprint PCS has the option of purchasing such company's loans, giving Sprint PCS certain rights of a creditor to foreclose on such company's assets.

   Sprint PCS has contractual rights, triggered by an acceleration of the maturity of the debt under AirGate's or iPCS' respective senior credit facility, pursuant to which Sprint PCS may purchase AirGate's or iPCS' obligations to its respective senior lenders and obtain the rights of a senior lender. To the extent Sprint PCS purchases these obligations, Sprint PCS' interests as a creditor could conflict with our interests. Sprint PCS' rights as a senior lender would enable it to exercise rights with respect to the related company's assets and continuing relationship with Sprint PCS in a manner not otherwise permitted under our Sprint PCS agreements.

Risks Particular to Our Relationship with Sprint PCS

   The termination of AirGate's or iPCS' affiliation with Sprint PCS or Sprint PCS' failure to perform its obligations under the Sprint PCS agreements would severely restrict our ability to conduct our business.

   Neither AirGate nor iPCS owns the licenses to operate their wireless networks. The ability of AirGate and iPCS to offer Sprint PCS products and operate a PCS network is dependent on their Sprint PCS agreements remaining in effect and not being terminated. The management agreements between Sprint PCS and each of AirGate and iPCS are not perpetual. Sprint PCS can choose not to renew iPCS' management agreement at the expiration of the 20-year initial term or any ten-year renewal term. AirGate's management agreement automatically renews at the expiration of the 20-year initial term for an additional 10-year period unless AirGate is in default. However, Sprint PCS can choose not to renew AirGate's management agreement at the expiration of the ten-year renewal term or any subsequent ten-year renewal term. In any event, AirGate's and iPCS' management agreements terminate in 50 years. In addition, each of these agreements can be terminated for breach of any material term, including, among others, build-out and network operational requirements. iPCS recently received a 60 day extension of its December 1, 2001 build-out requirements for certain Iowa and Nebraska markets. AirGate and iPCS are also dependent on Sprint PCS' ability to perform its obligations under the Sprint PCS agreements. The non-renewal or termination of any of the Sprint PCS agreements or the failure of Sprint PCS to perform its obligations under the Sprint PCS agreements would severely restrict our ability to conduct business.

   Sprint PCS may make business decisions that are not in our best interests, which may adversely affect our relationships with customers in our territories, increase our expenses and/or decrease our revenues.

   Sprint PCS, under the Sprint PCS agreements, has a substantial amount of control over the conduct of our business. Accordingly, Sprint PCS may make decisions that adversely affect our business, such as the following:

    . Sprint PCS could price its national plans based on its own objectives and could set price levels or other terms that may not be economically sufficient for our business;

    . Sprint PCS could develop products and services or establish credit policies which could adversely affect our results of operations;

    . Sprint PCS could raise the costs for Sprint PCS to perform back office services or reduce levels of services;

    . Sprint PCS could prohibit us from selling non-Sprint PCS approved equipment;

    . Sprint PCS could, subject to limitations under our Sprint PCS agreements, alter its network and technical requirements or request that we build out additional areas within our territories, which could result in increased equipment and build-out costs;

    . Sprint or Sprint PCS could make decisions which could adversely affect the Sprint and Sprint PCS brand names, products or services; and

    . Sprint PCS could decide not to renew the Sprint PCS agreements or to no longer perform its obligations, which would severely restrict our ability to conduct business.

   The occurrence of any of the foregoing could adversely affect our relationships with customers in our territories, increase our expenses and/or decrease our revenues.

   Change in Sprint PCS products and services may reduce customer additions, which would adversely affect our financial performance.

   The competitiveness of Sprint PCS products and services is a key factor in our ability to attract and retain customers. Under the Sprint PCS service plans, customers who do not meet certain credit criteria can nevertheless select any plan offered, subject to an account spending limit, referred to as ASL, to control credit exposure. Account spending limits range from $125 to $200 depending on the credit quality of the customer. Prior to May 2001, all of these customers were required to make a deposit ranging from $125 to $200 that could be credited against future billings. In May 2001, the deposit requirement was eliminated on certain, but not all, credit classes ("NDASL"). As a result, a significant amount of our new customer additions have been under the NDASL program. The NDASL program has been replaced by the "Clear Pay Program." Sprint PCS has the right to end or materially change the terms of the Clear Pay Program. If Sprint PCS chooses to eliminate the Clear Pay Program or alter its features, the growth rate we expect to achieve may decrease.

   The inability of Sprint PCS to maintain high quality back office services, or our inability to use Sprint PCS' back office services and third party vendors' back office systems, could lead to customer dissatisfaction, increase churn or otherwise increase our costs.

   We rely on Sprint PCS' support systems, including customer care, billing and back office support. Our operations could be disrupted if Sprint PCS is unable to maintain and expand its internal support systems in a high quality manner, or to efficiently outsource those services and systems through third party vendors. The rapid expansion of Sprint PCS' business is expected to continue to pose a significant challenge to its internal support systems. Additionally, Sprint PCS has relied on third party vendors for a significant number of important functions and components of its internal support systems and may continue to rely on these vendors in the future. We depend on Sprint PCS' willingness to continue to offer these services and to provide these services effectively and at competitive costs. Our Sprint PCS agreements provide that, upon nine months' prior written notice, Sprint PCS may elect to terminate any of these services. The inability of Sprint PCS to provide or maintain high quality back office services, or our inability to use Sprint PCS' back office services and third party vendors' back office systems, could lead to customer dissatisfaction, increase churn or otherwise increase our costs.

   If Sprint PCS does not complete the construction of its nationwide PCS network, we may not be able to attract and retain customers.

   Sprint PCS currently intends to cover a significant portion of the population of the United States, Puerto Rico and the U.S. Virgin Islands by creating a nationwide PCS network through its own construction efforts and those of its network partners. Sprint PCS is still constructing its nationwide network and does not offer PCS services, either on its own network or through its roaming agreements, in every city in the United States. Sprint PCS has entered into management agreements similar to ours with companies in other markets under its nationwide PCS build-out strategy. Our results of operations are dependent on Sprint PCS' national network and, to a lesser extent, on the networks of Sprint PCS' other network partners. Sprint PCS' network may not provide nationwide coverage to the same extent as its competitors, which could adversely affect our ability to attract and retain customers.

   Certain provisions of the Sprint PCS agreements may diminish the value of our common stock and restrict the sale of our business.

   Under limited circumstances and without further stockholder approval, Sprint PCS may purchase the operating assets of AirGate or iPCS at a discount. In addition, Sprint PCS must approve any change of control of the ownership of AirGate or iPCS and must consent to any assignment of their Sprint PCS agreements. Sprint PCS also has a right of first refusal if AirGate or iPCS decides to sell its operating assets to a third party. Each of AirGate and iPCS also is subject to a number of restrictions on the transfer of its business, including a prohibition on the sale of AirGate or iPCS or their operating assets to competitors of Sprint or Sprint PCS. These restrictions and other restrictions contained in the Sprint PCS agreements could adversely affect the value of our common stock, may limit our ability to sell our business, may reduce the value a buyer would be willing to pay for our business and may reduce the "entire business value," as described in our Sprint PCS agreements.

   We may have difficulty in obtaining an adequate supply of certain handsets from Sprint PCS, which could adversely affect our results of operations.

   We depend on our relationship with Sprint PCS to obtain handsets. Sprint PCS orders handsets from various manufacturers. We could have difficulty obtaining specific types of handsets in a timely manner if:

    . Sprint PCS does not adequately project the need for handsets for itself, its Sprint PCS network partners and its other third party distribution channels, particularly during a transition to new technologies, such as "one times radio transmission technology," or 1XRTT;

    .  we do not adequately project our need for handsets;

    . Sprint PCS modifies its handset logistics and delivery plan in a manner that restricts or delays our access to handsets; or

    . there is an adverse development in the relationship between Sprint PCS and its suppliers or vendors.

   The occurrence of any of the foregoing could disrupt customer service and/or result in a decrease in our subscribers, which could adversely affect our results of operations.

   Non-renewal or revocation by the Federal Communications Commission of Sprint PCS' licenses would significantly harm our business.

   PCS licenses are subject to renewal and revocation by the Federal Communications Commissions, referred to as the FCC. Sprint PCS' licenses in our territories will begin to expire in 2007 but may be renewed for additional ten-year terms. There may be opposition to renewal of Sprint PCS' licenses upon their expiration, and the Sprint PCS licenses may not be renewed. The FCC has adopted specific standards to apply to PCS license renewals. Any failure by Sprint PCS or us to comply with these standards could cause revocation or forfeiture of the Sprint PCS licenses for our territories. If Sprint PCS loses any of its licenses in our territories, we would be severely restricted in our ability to conduct business.

   If Sprint PCS does not maintain control over its licensed spectrum, the Sprint PCS agreements may be terminated, which would severely restrict our ability to conduct our business.

   The FCC requires that licensees like Sprint PCS maintain control of their licensed spectrum and not delegate control to third-party operators or managers. Although the Sprint PCS agreements with AirGate and iPCS reflect an arrangement that the parties believe meets the FCC requirements for licensee control of licensed spectrum, we cannot assure you that the FCC will agree. If the FCC were to determine that the Sprint PCS agreements need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the Sprint PCS agreements to comply with applicable law. If we cannot agree with Sprint PCS to modify the Sprint PCS agreements, they may be terminated. If the Sprint PCS agreements are terminated, we would no longer be a part of the Sprint PCS network and would be severely restricted in our ability to conduct business.

Risks Particular to Our Industry

   Significant competition in the wireless communications services industry may result in our competitors offering new or better products and services or lower prices, which could prevent us from attaining operating profitability.

   Competition in the wireless communications industry is intense. We anticipate that competition will cause the prices for wireless products and services to decline in the future. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry.

   Our dependence on Sprint PCS to develop competitive products and services and the requirement that we obtain Sprint PCS' consent to sell non-Sprint PCS approved equipment may limit our ability to keep pace with competitors on the introduction of new products, services and equipment. Some of our competitors are larger than us, possess greater resources and more extensive coverage areas, and may market other services, such as landline telephone service, cable television and internet access, with their wireless communications services. Furthermore, there has been a recent trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, reorganizations and acquisitions. We expect this consolidation to lead to larger competitors over time. We may be unable to compete successfully with larger companies that have substantially greater resources or that offer more services than we do. In addition, we may be at a competitive disadvantage since we may be more highly leveraged than some of our competitors.

   Alternative technologies and current uncertainties in the wireless market may reduce demand for PCS.

   The wireless communications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Technological advances and industry changes could cause the technology used on our network to become obsolete. Sprint PCS may not be able to respond to such changes and implement new technology on a timely basis, or at an acceptable cost.

   If Sprint PCS is unable to keep pace with these technological changes or changes in the wireless communications market based on the effects of consolidation or from the uncertainty of future government regulation, the technology used on our network or our business strategy may become obsolete. In addition, wireless carriers are seeking to implement an upgrade to 1XRTT, as well as "third generation," or "3G," technology throughout the industry. The 3G technology promises high-speed, always-on Internet connectivity and high-quality video and audio. We cannot assure you that we or Sprint PCS can implement 1XRTT or 3G technology successfully or on a cost-effective basis.

   We may experience a high rate of customer turnover which would adversely affect our financial performance.

   The wireless personal communications services industry in general and Sprint PCS in particular have experienced a higher rate of customer turnover, commonly known as churn, as compared to cellular industry averages. Factors which may contribute to higher churn include:

    . Sprint PCS' handset return policy that allows customers to return used handsets within 14 days of purchase and receive a full refund;

    .  the attractiveness of our competitors' products and services;

    .  network performance;

    .  customer service; and

    . customer mix and credit class, including those related to the NDASL program and Clear Pay Program.

   A high rate of customer turnover could adversely affect our competitive position, results of operations and our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize some of the costs of initial purchases of handsets by customers.

   We are a consumer business and a recession in the United States involving significantly lowered spending could negatively affect our results of operations.

   Our primary customer base is individual consumers. In the event that the economic downturn that the United States and our territories have recently experienced becomes more pronounced or lasts longer than currently expected and spending by individual consumers drops significantly, our business may be negatively affected.

   Regulation by government and taxing agencies may increase our costs of providing service or require us to change our services, either of which could impair our financial performance.

   Our operations and those of Sprint PCS may be subject to varying degrees of regulation by the FCC, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and state and local regulatory agencies and legislative bodies. Adverse decisions or regulation of these regulatory bodies could negatively impact our operations and our costs of doing business. For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased income, sales, gross receipts or other tax costs or require us to alter the structure of our current relationship with Sprint PCS.

   Use of hand-held phones may pose health risks, which could result in the reduced use of wireless services or liability for personal injury claims.

   Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation. Any resulting decrease in demand for wireless services, or costs of litigation and damage awards, could impair our ability to achieve and sustain profitability.

   Regulation by government or potential litigation relating to the use of wireless phones while driving could adversely affect our results of operations.

   Some studies have indicated that some aspects of using wireless phones while driving may impair drivers' attention in certain circumstances, making accidents more likely. These concerns could lead to potential litigation relating to accidents, deaths or serious bodily injuries, or to new restrictions or government regulations that restrict or prohibit wireless phone use, any of which could have a material adverse effect on our results of operations.

              SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

   This prospectus supplement, the accompanying prospectus and other information incorporated by reference in this prospectus supplement contain statements about future events and expectations, which are "forward-looking statements." Any statement that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements include:

    . forecasts of growth in the number of consumers using wireless personal communications services and in estimated populations;

    . statements regarding our plans for, schedule for and costs of the build-out or upgrade of our Sprint PCS network;

    . statements regarding our anticipated subscribers, revenues, expense levels, liquidity and capital resources, operating losses and future stock price performance;

    . projections of when we will launch commercial wireless personal communications service in particular markets;

    . statements regarding expectations or projections about markets in our service areas;

    . statements regarding the anticipated benefits of the recently completed merger between AirGate and iPCS; and

    . other statements, including statements containing words such as "may," "might," "could," "would," "anticipate," "believe," "plan," "estimate," "project," "expect," "intend" and other similar words, that signify forward-looking statements.

   These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Specific factors that might cause such a difference include, but are not limited to:

    .  our ability to integrate iPCS' operations;

    .  our ability to finance future growth opportunities;

    .  our dependence on our affiliation with Sprint PCS;

    . our ability to successfully complete the build-out of our Sprint PCS network in our midwest territory or to upgrade our Sprint PCS network to accommodate new technologies, including the upgrade to 1XRTT;

    .  our limited operating history and anticipation of future losses;

    .  our dependence on Sprint PCS' back office services;

    .  potential fluctuations in our operating results;

    .  changes or advances in technology;

    .  changes in government regulation;

    .  competition in the industry and markets in which we operate;

    .  future acquisitions;

    .  our ability to attract and retain skilled personnel; and

    .  general economic and business conditions.

   For a discussion of some of these factors as well as additional factors, see "Risk Factors" beginning on page S-12.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

   We will use the net proceeds we receive, if any, in connection with the exercise of the underwriters' over-allotment option for general corporate purposes, which may include:

    .  providing working capital;

    .  funding capital expenditures;

    .  purchasing or repaying our debt; and

    .  paying for future acquisitions.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock or any other of our securities. We intend to retain our future earnings, if any, to fund the development and growth of our business and, therefore, do not anticipate paying cash dividends in the foreseeable future. Our future decisions concerning the payment of dividends on our common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as such other factors as our board of directors, in its sole discretion, may consider relevant. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends.

                          PRICE RANGE OF COMMON STOCK

   Shares of our common stock began trading on The Nasdaq National Market on September 28, 1999, under the symbol "PCSA." Prior to that date, there was no public market for our common stock. On December 4, 2001, the last reported sales price per share of our common stock on The Nasdaq National Market was $53.05.

   The following table lists the high and low bid prices for our common stock for the periods indicated, as reported by The Nasdaq National Market.

                                                      Price Range of
                                                       Common Stock
                                                      --------------
                                                       High    Low
                                                      ------- ------
   Year Ended September 30, 2002:
       First Quarter (through December 4, 2001)...... $ 60.44 $42.96
   Year Ended September 30, 2001:
       Fourth Quarter (ended September 30, 2001)..... $ 60.05 $41.75
       Third Quarter (ended June 30, 2001)........... $ 53.50 $30.88
       Second Quarter (ended March 31, 2001)......... $ 49.88 $29.44
       First Quarter (ended December 31, 2000)....... $ 48.00 $21.69
   Year Ended September 30, 2000:
       Fourth Quarter (ended September 30, 2000)..... $ 80.56 $31.00
       Third Quarter (ended June 30, 2000)........... $114.50 $29.00
       Second Quarter (ended March 31, 2000)......... $108.50 $50.13
       First Quarter (ended December 31, 1999)....... $ 54.75 $23.00

                                CAPITALIZATION

   The following table sets forth the cash and cash equivalents, short-term debt, long-term debt, stockholders' equity and capitalization as of September 30, 2001:

    .  of AirGate on an actual basis; and

    . of the combined company on a pro forma basis to give effect to the merger of iPCS with AirGate as if the merger had been consummated as of the period presented.

   You should read this information in conjunction with our financial statements and related notes and the other financial information appearing elsewhere in or incorporated by reference in this prospectus supplement and accompanying prospectus. The unaudited pro forma information gives effect to the acquisition of iPCS by AirGate using the purchase method of accounting. The pro forma adjustments, which are based upon available information and upon certain assumptions that we believe are reasonable, are described more fully in "Pro Forma Condensed Consolidated Financial Statements" included elsewhere in this prospectus supplement.

   We are providing unaudited pro forma financial information for illustrative purposes only. We may have performed differently had AirGate and iPCS been combined during the periods presented. You should not rely on the unaudited pro forma condensed consolidated financial information as being indicative of the historical results that would have been achieved had the companies been combined during the periods presented or the future results that we will experience.

                                                                                       As of September 30, 2001
                                                                                       -----------------------
                                                                                                        Pro
                                                                                         Actual        Forma
                                                                                       ---------    ----------
                                                                                            (In thousands)
Cash and cash equivalents............................................................. $  14,290    $   47,369
                                                                                       =========    ==========
Short-term debt:
   Current portion of capital lease obligations....................................... $      --    $        7
Long-term debt:
   Senior secured credit facility, net................................................    74,726       124,726
   Senior discount notes, net.........................................................   191,600       341,600
   Capitalized lease obligations......................................................        --           373
                                                                                       ---------    ----------
Total long-term debt..................................................................   266,326       466,699
Stockholders' equity (deficit):
   Preferred stock, par value $.01 per share: 5,000,000 shares authorized; no shares
     issued and outstanding...........................................................        --            --
Common stock, par value $.01 per share; 150,000,000 shares authorized; 13,364,980 shares issued and outstanding, actual; 25,727,140 shares issued and outstanding, pro
  forma...............................................................................       134           257
Additional paid-in-capital............................................................   168,255     1,098,215
Accumulated deficit...................................................................  (219,567)     (353,023)
Unearned stock compensation...........................................................    (1,546)       (1,546)
                                                                                       ---------    ----------
Total stockholders' equity (deficit)..................................................   (52,724)      743,903
                                                                                       ---------    ----------
Total capitalization.................................................................. $ 213,602    $1,210,602
                                                                                       =========    ==========

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

   The following unaudited pro forma condensed consolidated financial statements combine the historical consolidated balance sheets and statements of operations of AirGate and iPCS. These unaudited pro forma financial statements give effect to the acquisition of iPCS by AirGate using the purchase method of accounting. To aid you in your analysis of the combined company of AirGate and iPCS, we have presented this set of unaudited pro forma condensed consolidated financial statements to demonstrate the financial aspects of the merger.

   We derived the historical information from the audited consolidated financial statements of AirGate for the year ended September 30, 2001 and the audited consolidated financial statements of iPCS for the nine months ended September 30, 2001. The results of iPCS for the three months ended December 31, 2000 are included in the twelve months ended September 30, 2001 as follows (in thousands): Revenues--$11,340; Operating loss--$16,469; Net loss--$20,155. These historical financial statements used in preparing the unaudited pro forma financial statements are summarized and should be read in conjunction with the complete historical financial statements and related notes of AirGate and iPCS contained elsewhere in this prospectus supplement.

   The unaudited pro forma condensed consolidated statement of operations for the twelve months ended September 30, 2001 gives effect to the merger between AirGate and iPCS as if the merger had been consummated at the beginning of the period presented. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2001 gives effect to the merger as if it was effected September 30, 2001. Certain reclassifications have been made to iPCS' historical presentation to conform to AirGate's presentation. These reclassifications do not materially impact AirGate's or iPCS' operations or financial position for the periods presented.

   The pro forma adjustments, which are based upon available information and upon certain assumptions that we believe are reasonable, are described in the accompanying notes. The final purchase price allocation will be different and the difference may be material. We have engaged a nationally recognized valuation expert to assist us in determining fair values of identifiable assets and liabilities.

   We are providing the unaudited pro forma condensed consolidated financial statements for illustrative purposes only. We may have performed differently had AirGate and iPCS been combined during the periods presented. You should not rely on the unaudited pro forma condensed consolidated financial statements as being indicative of the historical results that would have been achieved had AirGate and iPCS been combined during the periods presented or the future results that we will experience.

                               AIRGATE PCS, INC.
           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                           AS OF SEPTEMBER 30, 2001
                                (In thousands)

                                               Historical  Historical  Pro Forma     Pro Forma
                                               AirGate PCS    iPCS    Adjustments      Total
                                               ----------- ---------- -----------    ----------
                    Assets
Current assets:
   Cash and cash equivalents..................  $ 14,290    $ 54,579   $ (21,500)(1) $   47,369
   Accounts receivables, net..................    23,798      14,964      (5,170)(2)     33,592
   Receivable from Sprint PCS.................    10,200          --       5,170 (2)     15,370
   Other receivables..........................        --       1,604          --          1,604
   Inventories................................     4,639       3,379          --          8,018
   Prepaid expenses and other current assets..     4,719       4,799      (1,720)(3)      7,798
   Direct customer activation costs...........     3,693          --       1,720 (3)      5,413
                                                --------    --------   ---------     ----------
       Total current assets...................    61,339      79,325     (21,500)       119,164
Property and equipment, net...................   209,326     198,161          --        407,487
Financing costs, net..........................     7,888       9,558          --         17,446
Intangible assets, net........................        --      39,934     484,687 (4)    484,687
                                                                         (39,934)(4)
Goodwill......................................        --          --     366,653 (4)    366,653
Other assets..................................     2,457       1,778          --          4,235
                                                --------    --------   ---------     ----------
                                                $281,010    $328,756   $ 789,906     $1,399,672
                                                ========    ========   =========     ==========
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
   Accounts payable...........................  $ 10,210    $ 31,410   $ (10,306)(5) $   31,314
   Accrued expenses...........................    13,840       4,525          --         18,365
   Payable to Sprint PCS......................    32,564          --      10,306 (5)     42,870
   Deferred revenue...........................    10,485       4,742          --         15,227
   Capital lease obligations..................        --           7          --              7
                                                --------    --------   ---------     ----------
       Total current liabilities..............    67,099      40,684          --        107,783
Deferred revenue..............................       309       1,763          --          2,072
Deferred rent.................................        --       2,264          --          2,264
Capital lease obligations.....................        --         373          --            373
Deferred gain on tower sales..................        --       7,667          --          7,667
Accrued interest..............................        --      16,944     (16,944)(6)         --
Long-term debt................................   266,326     191,392      16,944 (6)    466,326
                                                                          (8,336)(4)
Deferred income tax...........................        --          --     102,722 (7)     69,284
                                                                         (33,438)(4)
                                                --------    --------   ---------     ----------
       Total liabilities......................   333,734     261,087      60,948        655,769
                                                --------    --------   ---------     ----------
Redeemable preferred stock....................        --     121,548    (121,548)(8)         --
                                                --------    --------   ---------     ----------
Total stockholders' equity (deficit)..........   (52,724)    (53,879)    862,766 (8)    743,903
                                                                         (14,100)(1)
                                                                           8,336 (4)
                                                                         (39,934)(4)
                                                                          33,438 (4)
                                                --------    --------   ---------     ----------
                                                $281,010    $328,756   $ 789,906     $1,399,672
                                                ========    ========   =========     ==========

                               AIRGATE PCS, INC.
      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2001
            (In thousands, except for share and per share amounts)

                                                     Historical   Historical  Pro Forma      Pro Forma
                                                     AirGate PCS     iPCS    Adjustments       Total
                                                     -----------  ---------- -----------    -----------
Revenues:
   Service revenue.................................. $   105,976  $  81,711   $(28,869)(9)  $   157,561
                                                                                   (71)(10)
                                                                                (1,365)(11)
                                                                                   179 (12)
   Roaming revenue..................................      55,329         --     28,869 (9)       84,198
   Equipment and other revenue......................      10,782      7,141       (289)(11)      17,455
                                                                                  (179)(12)
                                                     -----------  ---------   --------      -----------
       Total revenues...............................     172,087     88,852     (1,725)         259,214
Operating expenses:
   Cost of service and roaming......................    (116,732)   (67,541)        71 (10)    (184,202)
   Cost of equipment................................     (20,218)   (23,657)     3,919 (13)     (38,923)
                                                                                   744 (14)
                                                                                   289 (11)
   Selling and marketing............................     (71,617)   (28,033)    (3,919)(13)    (102,948)
                                                                                  (744)(14)
                                                                                 1,365 (11)
   General and administrative.......................     (15,742)   (13,260)        --          (29,002)
   Noncash stock option compensation................      (1,665)    (2,056)     2,056 (15)      (1,665)
   Depreciation and amortization....................     (30,667)   (18,445)   (21,000)(16)     (98,641)
                                                                                (3,300)(17)
                                                                               (25,229)(18)
                                                     -----------  ---------   --------      -----------
   Total operating expenses.........................    (256,641)  (152,992)   (45,748)        (455,381)
                                                     -----------  ---------   --------      -----------
       Operating loss...............................     (84,554)   (64,140)   (47,473)        (196,167)
Interest income.....................................       2,463      5,031       (860)(19)       6,634
Interest expense....................................     (28,899)   (22,477)        --          (51,376)
Other income........................................          --        772         --              772
                                                     -----------  ---------   --------      -----------
       Loss before income tax benefit...............    (110,990)   (80,814)   (48,333)        (240,137)
Income tax benefit..................................          --         --     69,284 (20)      69,284
                                                     -----------  ---------   --------      -----------
       Net loss..................................... $  (110,990) $ (80,814)  $ 20,951      $  (170,853)
                                                     ===========  =========   ========      ===========
Basic and diluted net loss per share of common stock $     (8.48)                           $     (6.71)
                                                     ===========                            ===========
Weighted-average outstanding
   common shares....................................  13,089,285                             25,451,445(21)
                                                     ===========                            ===========

                               AIRGATE PCS, INC.
                 FOOTNOTES TO PRO FORMA CONDENSED CONSOLIDATED
                       FINANCIAL STATEMENTS (UNAUDITED)
        (In thousands, except for per share and per subscriber amounts)

(1)The following table represents the estimated transaction costs related to the merger (see note 4), which include:

                                                                         AirGate  iPCS    Total
                                                                         ------- ------- -------
   Investment banking fees.............................................. $4,000  $ 7,500 $11,500
   Legal, accounting and bank consent fees..............................  3,400    2,600   6,000
   Termination payments and benefits triggered upon a change in control.     --    4,000   4,000
                                                                         ------  ------- -------
                                                                         $7,400  $14,100 $21,500
                                                                         ======  ======= =======

   The pro forma adjustment gives effect to the reduction in cash and cash equivalents reflecting the payment of these costs.

(2)Represents the reclassification of amounts receivable from Sprint PCS to iPCS in the amount of $5,170 for consistency in presentation.

(3)Represents the reclassification of iPCS' direct customer activation costs in the amount $1,720 from prepaid expenses and other current assets to direct customer activation costs for consistency in presentation.

(4)Represents the intangibles and goodwill that AirGate will record upon consummation of the merger. For purposes of these pro forma condensed consolidated financial statements, the purchase price premium has been preliminarily allocated to the acquired customer base, non-competition agreements, right to provide service under the Sprint agreements and goodwill, pending further study and analysis. We have engaged a nationally recognized firm with valuation expertise to assist us in determining the final values of identifiable assets and liabilities.

   In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141,"Business Combinations" ("SFAS No. 141"), which is effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires companies to account for all business combinations using the purchase method of accounting, recognize intangible assets if certain criteria are met, as well as provide additional disclosures regarding business combinations and allocation of purchase price.

   In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which requires nonamortization of goodwill and intangible assets that have indefinite useful lives and annual tests of impairment of those assets. SFAS No. 142 also provides specific guidance about how to determine and measure goodwill and intangible asset impairment, and requires additional disclosure of information about goodwill and other intangible assets. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001 and applied to all goodwill and other intangible assets recognized in its financial statements at that date. Goodwill and intangible assets acquired after June 30, 2001 are subject to the nonamortization provisions of the statement. AirGate has elected early adoption of SFAS No. 142 beginning October 1, 2001.

                               AIRGATE PCS, INC.
                 FOOTNOTES TO PRO FORMA CONDENSED CONSOLIDATED
                       FINANCIAL STATEMENTS (UNAUDITED)
        (In thousands, except for per share and per subscriber amounts)


AirGate PCS common shares issuable at closing.......................................            12,362,160
Closing price on August 28, 2001 which, approximates the average closing price three
  days before and after the date preceding the announcement of the transaction......           $     59.47
                                                                                               -----------
   Market value of stock issued.....................................................           $   735,178
Value of options and warrants using a Black-Scholes option pricing model (a)........                61,449
                                                                                               -----------
Total consideration.................................................................           $   796,627
Estimated AirGate transaction costs (see note 1)....................................                 7,400
                                                                                               -----------
Total consideration and costs.......................................................           $   804,027
Less:
   iPCS stockholders' deficit....................................................... $(53,879)
   Adjustments to iPCS' stockholders' deficit:
     Conversion of redeemable preferred stock to common stock immediately prior to the transaction (see note 8)..............................................  121,548
     Estimated iPCS transaction costs (see note 1)..................................  (14,100)
     Adjustment of iPCS long-term debt to fair value (b)............................    8,336
     Deferred income tax asset (c)..................................................   33,438
     Elimination of existing iPCS intangible assets.................................  (39,934)
                                                                                     --------
   Adjusted iPCS stockholders' deficit..............................................                55,409
                                                                                               -----------
Total purchase price premium........................................................           $   748,618
                                                                                               ===========

   The purchase price premium has been allocated on a preliminary basis as follows:

Deferred taxes on intangible assets acquired in the merger (see note 7)                  $  (102,722)
Intangible assets:
   Acquired customer base (d).......................................... $ 52,487
   Non-competition agreements (e)......................................    3,300
   Right to provide service under the Sprint agreements (f)............  428,900
                                                                        --------
Total intangible assets................................................          484,687
Goodwill...............................................................          366,653
                                                                                 -------
                                                                                             851,340
                                                                                         -----------
                                                                                         $   748,618
                                                                                         ===========

    (a)The fair value of the options and warrants was calculated using the following assumptions:
       (1)risk free interest rate of 3.5%;
       (2)stock price of $59.47, the closing price of AirGate common stock on August 28, 2001;
       (3)dividend yield of 0%;
       (4)remaining life of 6 to 9 years; and
       (5)volatility of 100%.

                               AIRGATE PCS, INC.
                 FOOTNOTES TO PRO FORMA CONDENSED CONSOLIDATED
                       FINANCIAL STATEMENTS (UNAUDITED)
        (In thousands, except for per share and per subscriber amounts)


    (b)Long-term debt is comprised of the senior subordinated discount notes and amounts outstanding under the senior credit facility. The fair value of the senior subordinated discount notes is stated at quoted market value as of September 30, 2001 of $150,000 as compared to the carrying value of $158,336 which resulted in a decrease of $8,336. The carrying amount of the senior credit facility is a reasonable estimate of its fair value due to the debt being variable-rate debt.

    (c)Represents the previously unrecognized deferred income tax assets of iPCS.

    (d)Allocation to the acquired customer base is calculated on 134,927 existing iPCS customers valued at $389 per subscriber, which reflects the average cost for a Sprint PCS network partner to acquire a new customer.

    (e)Allocation to the non-competition agreements is based on management's estimate of the cash flows from subscribers that would have been lost or diverted.

    (f)Allocation to the right to provide service under the Sprint PCS management agreement is based upon management's estimate of the after-tax present value of the right to use the Sprint PCS spectrum, the Sprint PCS brand name, accelerated start-up, network equipment and handset discounts, less the affiliation fee we are obligated to pay Sprint PCS.

(5)Represents the reclassification of amounts payable by iPCS to Sprint PCS for consistency in presentation in the amount of $10,306.

(6)Represents the reclassification of iPCS' accrued interest payable on the senior subordinated discount notes to long-term debt for consistency in presentation in the amount of $16,944.

(7)Represents the expected deferred tax liability to be recorded related to the transaction using an effective tax rate of 38% as follows:

Deferred taxes on intangibles acquired in the merger (see note 4)................................ $(184,181)
Represents the reduction in the valuation allowance for the deferred income tax assets of AirGate    81,459
                                                                                                  ---------
                                                                                                  $(102,722)
                                                                                                  =========

(8)Represents the following:

Conversion of redeemable preferred stock to common stock immediately prior to the transaction (see note 4)....................................................... $121,548
AirGate common stock issued and options and warrants assumed (see note 4)........  796,627
Elimination of adjusted iPCS stockholders' deficit (see note 4)..................  (55,409)
                                                                                  --------
                                                                                  $862,766
                                                                                  ========

(9)Represents the reclassification of iPCS' roaming revenue from service revenue for consistency in presentation in the amount of $28,869 for the twelve months ended September 30, 2001.

(10)Represents the reclassification of the iPCS customer credits for billing adjustments from cost of service to service revenue for consistency in presentation. Customer credits for billing adjustments were $71 for the twelve months ended September 30, 2001.

                               AIRGATE PCS, INC.
                 FOOTNOTES TO PRO FORMA CONDENSED CONSOLIDATED
                       FINANCIAL STATEMENTS (UNAUDITED)
        (In thousands, except for per share and per subscriber amounts)


(11)Represents the reclassification of iPCS rebates and sales incentives to conform with EITF-00-14 "Accounting for Certain Sales Incentives" as if it had been retroactively applied at the beginning of the period presented. The reclassification consists of the following:

                                                                                  Twelve Months Ended
                                                                                  September 30, 2001
                                                                                  -------------------
Reclassify iPCS promotional credits from selling and marketing expense to
  service revenue................................................................       $1,365
Reclassify iPCS cash rebates related to local retailers from cost of equipment to
  equipment and other revenues...................................................       $  289

(12)Represents the reclassification of iPCS Advantage Agreement early termination fees from equipment and other revenue to service revenue for consistency in presentation in the amount of $179 for the twelve months ended September 30, 2001.

(13)Represents the reclassification of iPCS handset equipment subsidies on units sold by third parties for which iPCS does not record revenue from cost of equipment to selling and marketing expense for consistency in presentation in the amount of $3,919 for the twelve months ended September 30, 2001.

(14)Represents the reclassification of iPCS rebates on units sold by third parties for which iPCS does not record revenue, from cost of equipment to selling and marketing expense for consistency in presentation in the amount of $744 for the twelve months ended September 30, 2001.

(15)Represents the adjustment to remove iPCS noncash stock option compensation expense related to the immediate vesting of iPCS common stock options in the amount of $2,056 for the twelve months ended September 30, 2001.

(16)Represents amortization expense of the acquired customer base, which is assumed to be over the average customer life of 30 months, based on gross monthly churn of 3.3%.

Acquired customer base... $ 52,487
Number of months.........  /    30     months
                          --------
Monthly amortization..... $  1,750
Months in period......... x     12 months
                          --------
Twelve month amortization                     $21,000
                                              =======

(17)Represents amortization expense of the non-competition agreements, which is assumed to be over the life of such agreements of six months.

Non competition agreements $ 3,300
Number of months..........  /    6 months
                           -------
Monthly amortization...... $   550
Months in period.......... x     6 months
                           -------
Amortization expense......                $3,300
                                          ======

                               AIRGATE PCS, INC.
                 FOOTNOTES TO PRO FORMA CONDENSED CONSOLIDATED
                       FINANCIAL STATEMENTS (UNAUDITED)
        (In thousands, except for per share and per subscriber amounts)


(18)Represents amortization expense of the right to provide services under the Sprint agreements, which is assumed to be over 17 years, the remaining life in the initial term of the iPCS management agreements with Sprint PCS.

Right to provide service under the Sprint PCS management agreement (see note 4).............................................................. $428,900
Number of years........................................................  /    17 years
                                                                        --------
Twelve month amortization..............................................                $25,229
                                                                                       =======

(19)Represents reduced interest income on $21,500 used to fund the transaction costs (see note 1) assuming an interest rate of 4% in the amount of $860 for the twelve months ended September 30, 2001.

(20)Represents the estimated recognition of the income tax benefit for the twelve months ended September 30, 2001 up to the amount of the remaining deferred income tax liability. No additional income tax benefit was recorded as the remaining net deferred income tax benefit generated, primarily from temporary differences related to the net operating losses, would be offset by a full valuation allowance.
(21)The reconciliation of weighted-average common shares before the merger to weighted-average common share after the merger is set forth below:

                                                                     Twelve Months Ended
                                                                     September 30, 2001
                                                                     -------------------
Weighted-average outstanding AirGate common shares before the merger     13,089,285
AirGate common shares issuable at closing...........................     12,362,160
                                                                         ----------
Weighted-average outstanding common shares after the merger.........     25,451,445
                                                                         ==========

                      SELECTED HISTORICAL FINANCIAL DATA

AirGate PCS, Inc. and Subsidiaries Selected Financial Data

   The statement of operations and balance sheet data presented below is derived from AirGate's audited consolidated financial statements as of and for the years ended December 31, 1997 and 1998, the nine months ended September 30, 1999, and the fiscal years ended September 30, 2000 and 2001.

   The data set forth below should be read in conjunction with AirGate's consolidated financial statements and accompanying notes and "AirGate Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.



                                                                  For the
                                            For the Year Ended  Nine Months   For the Year Ended
                                               December 31,        Ended        September 30,
                                            -----------------  September 30, -------------------
                                              1997     1998        1999        2000      2001
                                        -   -------   -------  ------------- --------  ---------
                                        (In thousands, except for per share and subscriber data)
Statement of Operations Data:
Revenues:
   Service revenue.....................     $    --   $    --    $     --    $  9,746  $ 105,976
   Roaming revenue.....................          --        --          --      12,338     55,329
   Equipment revenue...................          --        --          --       2,981     10,782
                                        -   -------   -------    --------    --------  ---------
       Total revenues..................          --        --          --      25,065    172,087
Operating expenses:
   Cost of service and roaming.........          --        --          --     (27,770)  (116,732)
   Cost of equipment...................          --        --          --      (5,685)   (20,218)
   Selling and marketing...............          --        --          --     (28,357)   (71,617)
   General and administrative..........      (1,101)   (2,597)     (5,294)    (14,078)   (15,742)
   Noncash stock option compensation...          --        --        (325)     (1,665)    (1,665)
   Depreciation and amortization.......        (998)   (1,204)       (622)    (12,034)   (30,667)
                                        -   -------   -------    --------    --------  ---------
Total operating expenses...............      (2,099)   (3,801)     (6,241)    (89,589)  (256,641)
                                        -   -------   -------    --------    --------  ---------
Operating loss.........................      (2,099)   (3,801)     (6,241)    (64,524)   (84,554)
Interest expense, net..................        (817)   (1,392)     (9,358)    (16,799)   (26,436)
                                        -   -------   -------    --------    --------  ---------
Net loss...............................     $(2,916)  $(5,193)   $(15,599)   $(81,323) $(110,990)
                                        =   =======   =======    ========    ========  =========
Basic and diluted net loss per share of
  common stock.........................     $ (0.86)  $ (1.54)   $  (4.57)   $  (6.60) $   (8.48)
                                        =   =======   =======    ========    ========  =========
Other Data:
Number of subscribers at end of period.          --        --          --      56,689    235,025

                                            As of December 31,        As of September 30,
                                        -   -----------------  ---------------------------------
                                              1997     1998        1999        2000      2001
                                        -   -------   -------  ------------- --------  ---------
                                                             (In thousands)
Balance Sheet Data:
Cash and cash equivalents..............     $   147   $ 2,296    $258,900    $ 58,384  $  14,290
Property and equipment, net............          17    12,545      44,206     183,581    209,326
Total assets...........................      13,871    15,450     317,320     268,948    281,010
Long-term debt /(1)/...................      11,745     7,700     165,667     180,727    266,326
Stockholders' equity (deficit).........      (1,750)   (5,350)    127,846      49,873    (52,724)

---------------------
(1)Includes current maturities.

iPCS, Inc. and Subsidiaries and Predecessor Selected Financial Data

   The statement of operations and balance sheet data presented below are derived from iPCS' audited consolidated financial statements as of and for the period from January 22, 1999 (date of inception) through December 31, 1999, as of and for the year ended December 31, 2000, and as of and for the nine months ended September 30, 2000 and 2001. Operating results for the nine-month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001.

   The data set forth below should be read in conjunction with iPCS' consolidated financial statements and accompanying notes and "iPCS Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.



                                                        For the Period
                                                       from January 22,
                                                        1999 (date of       For the Year  For the Nine Months
                                                      inception) through       Ended      Ended September 30,
                                                         December 31,       December 31, ---------------------
                                                             1999               2000       2000        2001
                                                      ------------------    ------------ --------   ---------
                                                      (In thousands, except for per share and subscriber data)
Statement of Operations Data:
Revenues:
   Service revenue...................................      $    71           $  18,534   $  9,914   $  71,834
   Equipment and other revenue.......................          144               2,695      1,700       5,678
                                                           -------           ---------   --------   ---------
       Total revenues................................          215              21,229     11,614      77,512
Operating expenses:
   Cost of service and roaming.......................       (1,695)            (16,786)    (9,812)    (60,496)
   Cost of equipment.................................         (484)            (10,053)    (4,977)    (18,292)
   Selling and marketing.............................         (778)            (10,783)    (4,960)    (20,845)
   General and administrative........................       (1,520)             (9,319)    (4,694)     (8,635)
   Taxes on noncash compensation.....................           --              (1,567)    (1,567)         --
   Noncash stock option compensation.................           --             (11,212)   (10,686)     (1,530)
   Depreciation and amortization.....................         (381)             (8,609)    (5,549)    (15,385)
                                                           -------           ---------   --------   ---------
Total operating expenses.............................       (4,858)            (68,329)   (42,245)   (125,183)
                                                           -------           ---------   --------   ---------
       Operating loss................................       (4,643)            (47,100)   (30,631)    (47,671)
Interest income (expense), net.......................           89              (8,298)    (4,310)    (13,458)
Other income.........................................          174                 726        424         470
                                                           -------           ---------   --------   ---------
Loss before extraordinary item.......................       (4,380)            (54,672)   (34,517)    (60,659)
Extraordinary item--loss on early extinguishment of
  debt...............................................           --              (1,485)    (1,485)         --
                                                           -------           ---------   --------   ---------
       Net loss......................................      $(4,380)          $ (56,157)  $(36,002)  $ (60,659)
                                                           =======           =========   ========   =========
Loss before extraordinary item.......................      $(4,380)          $ (54,672)  $(34,517)  $ (60,659)
Beneficial conversion feature related to redeemable
  preferred stock....................................           --             (46,387)   (46,387)         --
Dividends and accretion on redeemable preferred
  stock..............................................           --              (1,963)      (881)     (7,468)
                                                           -------           ---------   --------   ---------
       Loss available to common stockholders.........       (4,380)           (103,022)   (81,785)    (68,127)
Extraordinary item...................................           --              (1,485)    (1,485)         --
                                                           -------           ---------   --------   ---------
       Net loss available to common stockholders.....      $(4,380)          $(104,507)  $(83,270)  $ (68,127)
                                                           =======           =========   ========   =========
Basic and diluted net loss per share of common stock.      $ (0.10)          $   (2.33)  $  (1.86)  $   (1.52)
                                                           =======           =========   ========   =========
Other Data:
   Number of subscribers at end of period............        1,981              46,773     25,150     134,927



                                         As of December 31,     As of
                                         ------------------ September 30,
                                           1999     2000        2001
                                         -------  --------  -------------
                                                  (In thousands)
Balance Sheet Data:
   Cash and cash equivalents............ $ 2,733  $165,958    $ 54,579
   Property and equipment, net..........  39,106   129,087     198,161
   Total assets.........................  44,843   328,575     328,756
   Long-term debt and accrued interest..  27,571   163,800     208,336
   Redeemable preferred stock...........      --   114,080     121,548
   Total stockholders' equity (deficit).   9,120    12,718     (53,879)

    AIRGATE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Overview

   On July 22, 1998, AirGate entered into a management agreement with Sprint PCS whereby AirGate became the Sprint PCS network partner with the right to provide 100% digital, 100% PCS services under the Sprint and Sprint PCS brand names in AirGate's Sprint PCS territory in the southeastern United States. AirGate completed its radio frequency design, network design and substantial site acquisition and cell site engineering, and commenced construction of its PCS network in November 1998. In January 2000, AirGate began commercial operations with the launch of four markets covering approximately 2.2 million residents in AirGate's Sprint PCS territory. By September 30, 2000, AirGate had launched commercial PCS service in all of the 21 markets that comprise its Sprint PCS territory. At September 30, 2001, AirGate provided Sprint PCS services to 235,025 subscribers.

   Sprint PCS has invested $44.6 million to purchase the PCS licenses in AirGate's territory and incurred additional expenses for microwave clearing. Under AirGate's long-term agreements with Sprint PCS, AirGate manages the local network on Sprint PCS' licensed spectrum as well as uses the Sprint and Sprint PCS brand names royalty-free during AirGate's affiliation with Sprint PCS. AirGate also has access to Sprint PCS' national marketing support and distribution programs and is entitled to buy network and subscriber equipment and handsets at the same discounted rates offered by vendors to Sprint PCS based on its large volume purchases. In exchange for these and other benefits, AirGate is entitled to receive 92%, and Sprint PCS is entitled to retain 8%, of collected service revenues from customers in AirGate's Sprint PCS territory. AirGate is entitled to 100% of revenues collected from the sale of handsets and accessories and on roaming revenues received when Sprint PCS customers from a different territory make a wireless call on AirGate's Sprint PCS network.

   Through September 30, 2001, AirGate has incurred $237.6 million of capital expenditures related to the build-out of its Sprint PCS network. At September 30, 2001, AirGate's Sprint PCS network covered 6.0 million of the 7.1 million residents in its Sprint PCS territory based on 2000 estimates compiled by Kagan's Wireless Telecom Atlas & Databook, 2001 Edition.

Results of Operations

For the year ended September 30, 2001 compared to the year ended September 30, 2000:

   Customer Additions. As of September 30, 2001, AirGate provided personal communication services to 235,025 customers compared to 56,689 customers as of September 30, 2000, an increase of 178,336 customers. AirGate does not include in its financial statements an estimate of revenues or subscribers related to those customers for which collection of revenues is not reasonably assured. The increased net customers acquired during the year ended September 30, 2001 are attributable to having all of AirGate's 21 markets fully launched during fiscal 2001 and increasing demand for wireless services in the United States.

   Average Revenue Per User (ARPU). An important operating metric in the wireless industry is Average Revenue Per User (ARPU). ARPU summarizes the average monthly service revenue per customer. ARPU is computed by dividing service revenue by the average subscribers for the period (computed based upon monthly subscriber counts). AirGate previously reported ARPU net of an adjustment for the provision for doubtful accounts. As of September 30, 2001, AirGate began reporting ARPU gross of the provision for doubtful accounts, to be consistent with current industry practices. For the year ended September 30, 2001, ARPU was $62. For the year ended September 30, 2000, ARPU was $59. The increase in ARPU primarily resulted from customers selecting rate plans with higher monthly recurring charges.

   Revenues. Service revenue and equipment revenue were $106.0 million and $10.8 million, respectively, for the year ended September 30, 2001, compared to $9.7 million and $3.0 million, respectively, for the year ended September 30, 2000, an increase of $96.3 million and $7.8 million, respectively. These increased revenues reflect that all of AirGate's markets were commercially operational in fiscal 2001 whereas fiscal 2000 reflected a launch year for AirGate's markets. Service revenue consists of monthly recurring access and feature charges and monthly non-recurring charges for local, long distance and roaming airtime usage in excess of the pre-subscribed usage plan. Equipment revenue is derived from the sale of handsets and accessories from AirGate's Sprint PCS stores, net of an allowance for returns. AirGate's handset return policy allows customers to return their handsets for a full refund within 14 days of purchase. When handsets are returned to AirGate, AirGate may be able to reissue the handsets to customers at little additional cost. However, when handsets are returned to Sprint PCS for refurbishing, AirGate receives a credit from Sprint PCS, which is less than the amount AirGate originally paid for the handset.

   AirGate recorded roaming revenue of $55.3 million during the year ended September 30, 2001 compared to $12.3 million for the year ended September 30, 2000, an increase of $43.0 million. The increase is attributable to the completion of the network build-out and a larger customer base for Sprint PCS and its other network partners. AirGate receives Sprint PCS roaming revenue at a per-minute rate from Sprint PCS or another Sprint PCS network partner when Sprint PCS subscribers outside of AirGate's territory use AirGate's network. In accordance with an agreement in principle with Sprint PCS, announced in April 2001, Sprint PCS provided notice of reduction of the reciprocal roaming rate from $0.20 to $0.15 per minute of use on June 1, 2001, and to $0.12 per minute of use on October 1, 2001. The details of the agreement in principle with respect to periods after December 31, 2001 have not yet been finalized, but the reciprocal rate cannot be less than $0.10 per minute until after December 31, 2002. As a result of these changes, increased inbound roaming minutes from a growing Sprint PCS subscriber base will be partially offset by the lower per minute rate.

   Cost of Service and Roaming. The cost of service and roaming was $116.7 million for the year ended September 30, 2001, compared to $27.8 million for the year ended September 30, 2000, an increase of $88.9 million. Cost of service and roaming includes roaming expense when customers from AirGate's territory place calls on Sprint PCS' network or other wireless networks and costs to support AirGate's customer base including: network operating costs (including salaries, cell site lease payments, fees related to the connection of AirGate's switches to the cell sites that they support, inter-connect fees and other expenses related to network operations), back office services provided by Sprint PCS such as customer care, billing and activation, the 8% of collected service revenue representing the Sprint affiliation fee, the provision for doubtful accounts and long distance expense relating to inbound roaming revenue and the long distance cost of customers in AirGate's territory.

   Roaming expense included in the cost of service and roaming was $35.4 million for the year ended September 30, 2001, compared to $2.5 million for the year ended September 30, 2000, an increase of $32.9 million, resulting from the substantial increase in AirGate's customer base. As discussed above, the per minute rate AirGate pays Sprint PCS when customers from AirGate's territory roam onto Sprint PCS' or an affiliates' network decreased beginning June 1, 2001. The increased roaming costs resulting from increasing subscriber levels in AirGate's territory will be partially offset by the lower per minute rate paid to Sprint PCS.

   We were supporting 235,025 customers at September 30, 2001, compared to 56,689 customers at September 30, 2000. At September 30, 2001, AirGate's network consisted of 719 active cell sites and four switches compared to 567 active cell sites and three switches at September 30, 2000. There were approximately 79 employees performing network operations functions at September 30, 2001, compared to 59 employees at September 30, 2000. The Sprint affiliation fee totaled $7.6 million in the year ended September 30, 2001, compared to $0.8 million for the year ended September 30, 2000, a $6.8 million increase related to the growth in service revenues.

   Cost of Equipment. Cost of equipment was $20.2 million for the year ended September 30, 2001, and $5.7 million for the year ended September 30, 2000, an increase of $14.5 million. This increase is attributable to the increase in the number of customers, as cost of equipment includes the cost of handsets and accessories sold to customers from AirGate's Sprint PCS stores. The cost of handsets generally exceeds the amount received from customers because AirGate subsidizes the price of handsets to remain competitive in the marketplace.

   Selling and Marketing. AirGate incurred selling and marketing expenses of $71.6 million during the year ended September 30, 2001 compared to $28.4 million in the year ended September 30, 2000, an increase of $43.2 million. These amounts include retail store costs such as salaries and rent in addition to promotion, advertising and commission costs, and handset subsidies on units sold by third parties for which AirGate does not record revenue. At September 30, 2001, there were approximately 388 employees performing sales and marketing functions, compared to 246 employees as of September 30, 2000. A net 178,336 customers were added in the year ended September 30, 2001 compared to 56,689 net customers added in the year ended September 30, 2000. Handset subsidies on units sold by third parties totaled $12.8 million for the year ended September 30, 2001, compared to $3.7 million for the year ended September 30, 2000, an increase of $9.1 million.

   General and Administrative. For the year ended September 30, 2001, AirGate incurred expenses of $15.7 million, compared to $14.1 million for the year ended September 30, 2000, an increase of $1.6 million. Increased compensation and benefit amounts related to the growth in employees were partially offset by lower amounts earned under the retention bonus agreement with AirGate's chief executive officer. Of the 529 employees at September 30, 2001, approximately 62 employees were performing corporate support functions compared to 36 employees as of September 30, 2000.

   Noncash Stock Option Compensation. Noncash stock option compensation expense was $1.7 million for the years ended September 30, 2001 and 2000. AirGate applies the provisions of APB Opinion No. 25 and related interpretations in accounting for its stock option plan. Unearned stock option compensation is recorded for the difference between the exercise price and the fair market value of AirGate's common stock at the date of grant for options that are compensatory and is recognized as noncash stock option compensation expense in the period in which the related services are rendered.

   Depreciation and Amortization. For the year ended September 30, 2001, depreciation and amortization expense increased to $30.7 million, compared to $12.0 million for the year ended September 30, 2000, an increase of $18.7 million. The increase in depreciation and amortization expense relates primarily to the completion of AirGate's network build-out during fiscal year 2000 to support AirGate's commercial launch. Depreciation and amortization will continue to increase modestly as additional portions of AirGate's network are placed into service. AirGate incurred capital expenditures of $56.1 million in the year ended September 30, 2001, which included approximately $2.9 million of capitalized interest compared to capital expenditures of $151.4 million and capitalized interest of $5.9 million in the year ended September 30, 2000.

   Interest Income. For the year ended September 30, 2001, interest income was $2.5 million compared to $9.3 million for the year ended September 30, 2000, a decrease of $6.8 million. AirGate had higher cash and cash equivalent balances for the year ended September 30, 2000, resulting from the remaining proceeds from AirGate's September 1999 equity and debt offerings. As capital expenditures were required to complete the build-out of AirGate's PCS network, and as working capital and operating losses were funded, decreasing cash balances and a lower short-term interest rate environment resulted in lower levels of interest income.

   Interest Expense. For the year ended September 30, 2001, interest expense was $28.9 million, compared to $26.1 million for the year ended September 30, 2000, an increase of $2.8 million. The increase is primarily attributable to increased debt related to accreted interest on the senior subordinated discount notes and increased borrowings under the senior credit facility, partially offset by lower commitment fees on undrawn balances of the senior credit facility, a lower interest rate on variable rate borrowings under the senior credit facility and lower capitalized interest. AirGate had borrowings of $266.3 million as of September 30, 2001, compared to $180.7 million as of September 30, 2000.

   Net Loss. For the year ended September 30, 2001, the net loss was $111.0 million, an increase of $29.7 million over a net loss of $81.3 million for the year ended September 30, 2000.

For the year ended September 30, 2000 compared to the nine months ended September 30, 1999:

   AirGate did not launch commercial operations until January 2000. For the nine months ended September 30, 1999, AirGate had no customers and thus no service, roaming and equipment revenues or the related costs of revenues and sales and marketing costs.

   Customer Additions. For the year ended September 30, 2000, AirGate added a net 56,689 customers since the launch of its commercial operations in January 2000. AirGate launched all 21 of the markets that comprise its Sprint PCS territory during 2000.

   Average Revenue Per User (ARPU). ARPU, which summarizes the average monthly service revenue per customer, was $59 for the year ended September 30, 2000 from the time commercial operations were launched in January 2000.

   Revenues. Service revenue and equipment revenue were $9.7 million and $3.0 million, respectively, for the year ended September 30, 2000. These revenues were the result of launching commercial operations in 21 markets during the year and the resulting acquisition of 56,689 customers in the year ended September 30, 2000.

   Roaming revenue of $12.3 million was recorded during the year ended September 30, 2000.

   Cost of Service and Roaming and Cost of Equipment. The cost of service and roaming and the cost of equipment was $27.8 million and $5.7 million, respectively, for the year ended September 30, 2000. The Sprint PCS affiliation fee totaled $0.8 million in the year ended September 30, 2000. There were approximately 59 employees performing network operations functions at September 30, 2000.

   Cost of equipment includes the cost of handsets and accessories sold to customers during the year ended September 30, 2000. The cost of handsets generally exceeds the amount received from customers because AirGate subsidizes the price of handsets to remain competitive in the marketplace.

   Selling and Marketing. AirGate incurred expenses of $28.4 million during the year ended September 30, 2000 for selling and marketing costs associated with the launch of AirGate's 21 markets in 2000. Handset subsidies related to amounts paid for indirect subscriber additions totaled $3.7 million for the year ended September 30, 2000. At September 30, 2000, there were approximately 246 employees performing sales and marketing functions.

   General and Administrative. For the year ended September 30, 2000, AirGate incurred expenses of $14.1 million compared to $5.3 million for the nine months ended September 30, 1999, an increase of $8.8 million. The increase is primarily comprised of additional rent, professional fees, consulting fees for outsourced labor and compensation, recruiting and relocation costs relating to growth in the number of employees. Of the total 341 employees at September 30, 2000, approximately 36 employees were performing corporate support functions compared to 19 employees performing those functions at September 30, 1999. AirGate incurred $2.1 million of legal and professional fees related to business development activities in 2000. On May 4, 2000, AirGate entered into a retention bonus agreement with its chief executive officer that provides for the payment of periodic retention bonuses. Included in compensation expense in the year ended September 30, 2000 was $1.2 million related to the retention bonus agreement with AirGate's chief executive officer.

   Noncash Stock Option Compensation. Noncash stock option compensation expense was $1.7 million for the year ended September 30, 2000 compared to $0.3 million in the nine months ended September 30, 1999. The increase in noncash stock option compensation resulted from a full twelve months expense in 2000 compared to only two months of expense in 1999 related to July 1999 stock option grants.

   Depreciation and Amortization. For the year ended September 30, 2000, depreciation and amortization expense increased $11.4 million to $12.0 million compared to $0.6 million for the nine months ended

September 30, 1999. The increase in depreciation and amortization expense relates primarily to network assets placed in service to support AirGate's commercial launch. AirGate incurred capital expenditures of $151.4 million in the year ended September 30, 2000 related to the continued build-out of its PCS network, which included approximately $5.9 million of capitalized interest compared to capital expenditures of $32.2 million and capitalized interest of $1.1 million for the nine months ended September 30, 1999.

   Interest Income. For the year ended September 30, 2000, interest income was $9.3 million. Interest income was generated from cash proceeds originating from AirGate's initial public equity and units offering completed on September 30, 1999. No significant interest income was recorded in the nine months ended September 30, 1999.

   Interest Expense. For the year ended September 30, 2000, interest expense was $26.1 million, an increase of $16.7 million compared to the nine months ended September 30, 1999. The increase is primarily attributable to the $23.0 million associated with the senior subordinated discount notes and $7.3 million associated with AirGate's senior credit facility partially offset by $4.8 million of increased capitalized interest. AirGate had borrowings of $180.7 million outstanding at September 30, 2000 compared to $165.7 million outstanding at September 30, 1999.

   Net Loss. For the year ended September 30, 2000, the net loss was $81.3 million, an increase of $65.7 million over a net loss of $15.6 million for the nine months ended September 30, 1999.

For the nine months ended September 30, 1999:

   On October 21, 1999, AirGate changed its fiscal year from a calendar year ending on December 31 to a fiscal year ending on September 30, effective September 30, 1999. From January 1, 1999 through September 30, 1999, AirGate was focused on raising capital to continue its PCS network build-out.

   Revenues. AirGate had no commercial operations in the nine months ended September 30, 1999, resulting in no revenues or costs of service being recorded.

   General and Administrative Expenses. From January 1, 1999 through September 30, 1999, we were focused on raising capital to continue our PCS network build-out. AirGate incurred general and administrative expenses of $5.3 million during the nine months ended September 30, 1999. The amount was primarily comprised of cell site lease payments related to AirGate's PCS network build-out, compensation, employee bonus accruals and relocation liabilities.

   Noncash Stock Option Compensation. Noncash stock option compensation expense was $0.3 million for the nine months ended September 30, 1999 related to the granting of compensatory options in July 1999.

   Depreciation and Amortization. For the nine months ended September 30, 1999, depreciation and amortization expense was $0.6 million. AirGate made capital expenditures of $32.2 million in the nine months ended September 30, 1999 related to the continued build-out of its PCS network, which included approximately $1.1 million of capitalized interest.

   Interest Expense. For the nine months ended September 30, 1999, interest expense was $9.4 million, net of capitalized interest of $1.1 million. Interest expense for the 1999 period included an $8.7 million charge to record the fair value of warrants and the beneficial conversion feature related to the convertible promissory notes issued to affiliates of Weiss, Peck & Greer Venture Partners and affiliates of JAFCO America Ventures Inc. Capitalized interest of $1.1 million for the nine months ended September 30, 1999 related to the build-out of our PCS network.

   Net Loss. For the nine months ended September 30, 1999, AirGate's net loss was $15.6 million.

Liquidity and Capital Resources

   As of September 30, 2001, AirGate had $14.3 million in cash and cash equivalents, compared to $58.4 million in cash and cash equivalents as of September 30, 2000. AirGate's net working capital deficit was $5.8 million at September 30, 2001, compared to positive working capital of $36.6 million at September 30, 2000.

   Net Cash Used in Operating Activities. The $40.9 million of cash used in operating activities in the year ended September 30, 2001 was the result of AirGate's $111.0 million net loss being partially offset by a net $10.6 million in cash provided by changes in working capital and $59.5 million of non-cash items such as depreciation and amortization, accretion of discounts, provision for doubtful accounts, amortization of financing costs, and non-cash stock option compensation. The $41.6 million of cash used in operating activities in the year ended September 30, 2000 was the result of AirGate's $81.3 million net loss being partially offset by a net $1.2 million in cash provided by changes in working capital and $38.5 million of depreciation, accretion of discounts, provision for doubtful accounts, amortization of financing costs, and noncash stock option compensation.

   Net Cash Used in Investing Activities. The $71.8 million of cash used in investing activities represents cash outlays of $71.3 million for capital expenditures and $0.5 million to purchase certain assets of one of AirGate's distributors during the year ended September 30, 2001. Cash payments of $15.2 million were made for equipment purchases made through accounts payable and accrued expenses at September 30, 2000, in addition to $56.1 million of cash capital expenditures in the year ended September 30, 2001. For the year ended September 30, 2000, cash outlays of $152.4 million represented cash payments for equipment purchases.

   Net Cash Provided by Financing Activities. The $68.5 million in cash provided by financing activities during the year ended September 30, 2001 consisted of $61.8 million of borrowings under AirGate's senior credit facility and $6.7 million of proceeds received from the exercise of options to purchase common stock by employees and common stock purchase warrants. The $6.5 million of cash used in financing activities in the year ended September 30, 2000 consisted of the repayment of a $7.7 million unsecured promissory note partially offset by $1.2 million received from the exercise of options to purchase common stock by employees and common stock purchase warrants.

   Liquidity. AirGate closed its offerings of equity and debt funding on September 30, 1999 with net proceeds of $269.9 million. The senior subordinated discount notes due 2009 will require cash payments of interest beginning on April 1, 2005.

   AirGate's $153.5 million senior credit facility provides for a $13.5 million senior secured term loan which matures on June 6, 2007, which is the first installment of the loan, or tranche I. The second installment, or tranche II, under the senior credit agreement is for a $140.0 million senior secured term loan which matures on September 30, 2008. The credit agreement requires AirGate to make quarterly payments of principal beginning December 31, 2002 for tranche I and March 31, 2004 for tranche II initially in the amount of 3.75% of the loan balance then outstanding and increasing thereafter. The commitment fee on unused borrowings is 1.50%, payable quarterly. As of September 30, 2001, $78.2 million remained available for borrowing under AirGate's senior credit facility. AirGate's obligations under the credit agreement are secured by all of its assets (other than ownership interest in iPCS, Inc. and iPCS, Inc.'s assets). AirGate expects that cash and cash equivalents together with future advances under the senior credit facility will fund AirGate's capital expenditures, operating losses and working capital requirements through the end of fiscal 2002, at which time AirGate expects to generate positive earnings before interest, taxes, depreciation and amortization (EBITDA). The senior credit facility is subject to certain restrictive covenants including maintaining certain financial ratios, reaching defined subscriber growth and network covered population goals, and limiting annual capital expenditures. Further, the senior credit facility restricts the payment of dividends on AirGate's common stock.

   On April 26, 2001, Lehman Brothers Commercial Paper, Inc., a subsidiary of Lehman Brothers, Inc., assumed the responsibilities of Lucent Technologies Inc. as administrative agent under the $153.5 million senior credit facility (formerly the Lucent Financing). Lucent Technologies Inc. no longer holds a financial position in the senior credit facility. On October 5, 2001 and November 23, 2001, AirGate made borrowings totaling an additional $20 million under the senior credit facility. As a result, as of November 30, 2001, availability under the senior credit facility totaled $58.2 million.

   As of September 30, 2001, AirGate's management believes that AirGate is in compliance in all material respects with the covenants associated with the senior credit facility, senior subordinated discount notes, and Sprint PCS Agreements.

Inflation

   AirGate's management believes that inflation has not had, and does not expect inflation to have, a material adverse effect on AirGate's results of operations.

                 iPCS MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   On January 22, 1999, iPCS entered into a Sprint PCS management agreement whereby iPCS became the exclusive Sprint PCS network partner with the right to market 100% digital, 100% PCS wireless products and services under the Sprint and Sprint PCS brand names in fifteen markets in Illinois and Iowa. The Sprint PCS agreements were amended in March 2000 to add twenty additional markets. On February 28, 2001, the Sprint PCS agreements were amended to add the Iowa City and Cedar Rapids, Iowa markets to iPCS' territory. With these two amendments, the size of iPCS' territory was increased from a total population of 2.8 million residents to a total population of 7.4 million residents.

   Since the date of inception, iPCS has incurred substantial costs to negotiate the Sprint PCS agreements and iPCS' debt and equity financing, to design, engineer and build-out iPCS' network in its initial territory and to open iPCS' retail stores. iPCS launched service in its first two markets in December 1999, and in 2000 iPCS launched service in sixteen additional markets. In the nine months ended September 30, 2001, iPCS launched service in eleven markets, including two markets previously launched by Sprint PCS. By December 31, 2001, iPCS anticipates launching its remaining eight markets in Nebraska and Iowa, at which time iPCS will provide service in each of its markets.

   iPCS will incur costs of approximately $15.5 million in connection with the merger, of which approximately $14.1 million was accrued and expensed at the closing of the merger.

Results of Operations

For the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000:

   Service Revenues. For the nine months ended September 30, 2001, service revenue totaled approximately $71.8 million and was comprised of customer revenue of approximately $46.5 million and roaming revenue of approximately $25.3 million. For the same nine months ended September 30, 2000 service revenue totaled approximately $9.9 million and was comprised of customer revenue of approximately $6.0 million and roaming revenue of approximately $3.9 million. iPCS' ARPU, including long distance and roaming, for the nine months ended September 30, 2001, was approximately $87. Without roaming revenue, average monthly revenue per user was approximately $56. For the nine months ended September 30, 2000, ARPU with and without roaming was $100 and $60, respectively.

   Equipment and Other Revenues. iPCS records revenue from the sale of its equipment from its retail stores, net of an allowance for returns and net of any cash incentives related to these equipment sales, as equipment revenue. The amount recorded during the nine months ended September 30, 2001 totaled approximately $5.7 million. The amount recorded for the same period in 2000 totaled approximately $1.7 million. The increase in revenue since September 30, 2000 is due to the increase in new customer additions from iPCS' launched markets.

   Cost of Service. Cost of providing service to Sprint PCS customers totaled approximately $60.5 million for the nine months ended September 30, 2001, compared to approximately $9.8 million for the same period in 2000. Cost of service includes billing, customer care, bad debt expense, network monitoring, cost of operations, fees related to facilities and other transport lines, interconnection fees, Sprint PCS roaming fees, non-Sprint PCS roaming fees and other expenses related to operations. iPCS pays Sprint PCS roaming fees when its customers use the Sprint PCS network outside of its territory. iPCS pays non-Sprint PCS roaming fees to other wireless service providers when its customers use their network. Also included in the cost of service expenses for the nine months ended September 30, 2001 is the 8% of collected service revenue retained by Sprint PCS of approximately $3.8 million compared to approximately $0.5 million for the nine months ended September 30, 2000. The increase in cost of service is due to an increased customer base and a larger in-service network.

   Cost of Equipment. Cost of equipment, which includes the costs of handsets, accessories, and handset subsidies, totaled approximately $18.3 million for the nine months ended September 30, 2001. Cost of equipment for the nine months ended September 30, 2000 was approximately $5.0 million. The increase in costs is due substantially to the increase in new customer additions in iPCS' launched markets. Because iPCS subsidizes the price of handsets for competitive reasons, iPCS expects and has budgeted for the cost of handsets to continue to exceed the retail sales price for the foreseeable future.

   Selling. Selling expenses totaled approximately $20.8 million and approximately $5.0 million for the nine months ended September 30, 2001 and September 30, 2000, respectively. Included in selling expenses are advertising and promotional costs, salaries and sales commissions and expenses related to iPCS' distribution channels. The increase in costs as compared to the period ended September 30, 2000 is due substantially to the launching of twelve markets and to the addition to iPCS' territory of two markets previously launched by Sprint PCS.

   General and Administrative. General and administrative expenses were approximately $10.2 million for the nine months ended September 30, 2001 and approximately $16.9 million for the nine months ended September 30, 2000. Included in general and administrative costs are administrative salaries and bonuses, employee benefit costs, legal fees, insurance expense and other professional service fees. Also included for the nine months ended September 30, 2001 are $2.4 million of merger related expenses and non-cash compensation expense of approximately $1.5 million related to the amortization of the deferred compensation expense associated with the stock options granted in July 2000. During the nine months ended September 30, 2000, iPCS recorded a one-time charge of approximately $10.1 million for the issuance of a 1.5% ownership interest to its President and Chief Executive Officer based on an expected initial public offering price. Included in this charge was approximately $8.5 million of non-cash compensation expense and approximately $1.6 million of payroll taxes paid in connection with the issuance of this 1.5% ownership interest. In addition, iPCS recorded $2.2 million of non-cash compensation related to the amortization of deferred compensation expense associated with the stock options granted in July 2000. The remaining increase in general and administrative expenses from the first nine months of 2001 compared to the same period in 2000 is due to an increase in personnel and other corporate infrastructure associated with the growth of iPCS.

   Depreciation and Amortization. For the nine months ended September 30, 2001, depreciation and amortization totaled approximately $15.4 million compared to approximately $5.5 million for the nine months ended September 30, 2000. The increase is due to assets placed in service for fourteen additional markets since September 30, 2000.

   Interest Income. For the nine months ended September 30, 2001, interest income was approximately $3.5 million and was earned on the investment of available funds. For the nine months ended September 30, 2000, investment income was approximately $1.9 million. Interest income increased due to the investment of the proceeds from the senior discount notes received in July 2000, the proceeds from the sale of Series A-1 and Series A-2 convertible preferred stock in July and December 2000, respectively, and the proceeds from iPCS' borrowing under the senior secured credit facility in December 2000 and June 2001.

   Interest Expense. Interest expense of approximately $17.0 million, net of capitalized interest of approximately $6.6 million, was recorded in the nine months ended September 30, 2001 and related primarily to interest accrued on the senior discount notes, the amortization of the discount and warrants issued in connection with the issuance of the senior discount notes, and interest expense on iPCS' borrowings under the senior secured credit facility. For the same period in 2000, iPCS recorded interest expense of approximately $6.3 million, net of capitalized interest of approximately $1.5 million, related to the Nortel financing, which was in place prior to iPCS' current senior secured credit facility. The increase in interest expense in 2001 is the result of higher outstanding debt compared to September 30, 2000.

   Other Income (Expense), Net. Other income is principally comprised of gain on tower sales. For the nine months ended September 30, 2001, twelve towers were sold to American Tower for $3.4 million, resulting in a gain of approximately $1.6 million, of which approximately $0.5 million was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction in rental expense over the initial lease term of ten years for the related towers. In addition, sixteen towers were sold to Trinity Wireless for $4.8 million, resulting in a gain of approximately $2.1 million, of which approximately $1.0 million was recognized at the time of the sale and remainder was deferred and is being amortized as a reduction in rental expense over the initial lease term of five years for the related towers. Offsetting these gains was a loss of approximately $1.0 million for site acquisition costs for sites that were either not feasible or not necessary for iPCS' network build-out. For the same nine months ended September 30, 2000, thirty-seven towers were sold to American Tower for $9.3 million resulting in a total gain of approximately $3.7 million, of which approximately $0.5 million was recognized and the remainder is being amortized over the initial lease term of ten years.

   Extraordinary Item. In connection with the refinancing of the Nortel credit facility with the Toronto Dominion and GE Capital Corporation credit facility, in the nine months ended September 30, 2000, iPCS recorded an extraordinary loss on the early extinguishment of debt of approximately $1.5 million related to the write-off of the unamortized deferred financing costs of the Nortel credit facility.

   Net Loss. iPCS' net loss for the nine months ended September 30, 2001 was approximately $60.7 million and was the result of increased operating expenses associated with maintaining a larger customer base and a larger network along with significantly higher customer additions. Additionally, higher depreciation expense for a larger in-service network coupled with increased interest expense related to iPCS' debt was recorded during the first nine months of this year than in the same period in the prior year. The increase in operating expenses was partially offset with increased service, equipment and other revenues. iPCS' net loss for the nine months ended September 30, 2000 was approximately $36.0 million and included a one-time charge of approximately $8.5 million of non-cash compensation expense and $1.6 million of related payroll taxes that was the result of issuing a 1.5% ownership interest in iPCS to iPCS' President and Chief Executive Officer. The remaining loss for the same nine months in 2000 resulted primarily from selling, general and administrative, depreciation and amortization expenses and cost of providing service exceeding service revenues, all of which were associated with the markets launched in 1999 and the first nine months of 2000.

For the year ended December 31, 2000 compared to the period January 22, 1999 (date of inception) through December 31, 1999:

   Service Revenues. For the year ended December 31, 2000, service revenue totaled approximately $18.5 million and was comprised of customer revenue of approximately $11.0 million and roaming revenue of approximately $7.5 million. For the period ended December 31, 1999, iPCS had service revenue of approximately $71,000, which included approximately $28,000 of customer revenue and approximately $43,000 of travel and roaming revenue. The number of iPCS subscribers increased from 1,981 at December 31, 1999 to 46,773 at December 31, 2000. For the full year 2000, iPCS' average monthly revenue per user, including long distance and roaming revenue, was approximately $93. Without roaming revenue, average monthly revenue per user was approximately $55. Because iPCS only launched its first markets in December 1999, average revenue per user for 1999 is not meaningful.

   Equipment and Other Revenue. Equipment and other revenue from the sale of phones and accessories, net of a sales allowance, totaled approximately $2.7 million for the year ended December 31, 2000. For the period ended December 31, 1999, iPCS had equipment and other revenue of approximately $144,000. Lower revenues in 1999 were attributable to the fact that iPCS had just launched service in December 1999.

   Cost of Service. Cost of providing service to Sprint PCS customers in iPCS' territory totaled approximately $16.8 million and $1.7 million for the year ended December 31, 2000 and the period ended December 31, 1999, respectively. Cost of service includes billing, customer care, network monitoring, cost of operations, fees related to facilities and other transport lines, interconnection fees, Sprint PCS roaming fees, non-Sprint PCS roaming fees and other expenses related to operations. Included in the cost of service expenses for the year ended December 31, 2000 is the 8% collected revenue retained by Sprint PCS in the amount of approximately $0.9 million.

   Cost of Equipment. Cost of equipment sold for the year ended December 31, 2000 totaled approximately $10.1 million. Cost of equipment expense recorded for the period ended December 31, 1999 was $0.5 million. Because iPCS subsidizes the price of handsets for competitive reasons, iPCS expects and has budgeted for the cost of handsets to continue to exceed the retail sales price for the foreseeable future. The increase in costs is substantially due to the increase in new subscribers associated with the launching of sixteen new markets during 2000.

   Selling. Selling expenses include advertising and promotional costs, salaries, sales commissions, and expenses related to iPCS' distribution channels. For the year ended December 31, 2000, selling expenses totaled approximately $10.8 million compared with approximately $0.8 million for the period ended December 31, 1999. The increase in costs is substantially due to the launching of sixteen new markets during 2000.

   General and Administrative. General and administrative expenses were approximately $22.1 million for the year ended December 31, 2000 and approximately $1.5 million for the period ended December 31, 1999. Included in general and administrative costs are administrative salaries and bonuses, employee benefit costs, legal fees, insurance expense and other professional service fees. Also included in the year ended December 31, 2000 is non-cash compensation expense and taxes on non-cash compensation expense totaling approximately $12.8 million. Of this amount, approximately $8.5 million was the non-cash compensation expense which related to a one-time charge for the issuance of a 1.5% ownership interest to iPCS' President and Chief Executive Officer based on an expected initial public offering price and approximately $1.6 million of withholding taxes iPCS has paid in connection with the issuance of this 1.5% ownership interest. The other $2.7 million of non-cash compensation expense is related to the amortization of the deferred compensation expense associated with the stock options granted in July 2000. iPCS did not grant any options during 1999. In addition, iPCS recorded approximately $1.3 million of expenses related to a planned initial public offering of stock that did not occur in 2000. The remaining increase in general and administrative expenses is due to the launching of sixteen new markets during 2000.

   Depreciation and Amortization. Depreciation and amortization expense for the year ended December 31, 2000 totaled approximately $8.6 million. iPCS recorded $0.4 million of depreciation and amortization expense for the period ended December 31, 1999. The increase in depreciation and amortization costs is due to assets placed in service for the sixteen markets launched during 2000.

   Interest Income. For the year ended December 31, 2000, interest income was approximately $3.4 million and was earned on the investment of available funds. For the period ended December 31, 1999, interest income was approximately $0.1 million. Interest income increased due to the investment of the proceeds from the senior discount notes and the sale of the Series A-1 convertible preferred stock in July 2000.

   Interest Expense. For the year ended December 31, 2000, interest expense was approximately $11.7 million, net of capitalized interest of approximately $3.0 million. In 1999, total interest expense of approximately $0.5 million, which related to iPCS' Nortel credit facility, was capitalized. The increase in interest expense in 2000, which related both to the Nortel financing and the senior discount notes, was the result of the higher borrowings.

   Other Income (Expense), Net. Other income is principally comprised of gain on tower sales. For the year ended December 31, 2000, 55 towers were sold to American Tower for approximately $14.0 million resulting in a gain of approximately $5.4 million, of which approximately $0.8 million was recognized at the time of the sales and the remainder was deferred and is being amortized as a reduction in rental expense over the initial lease term of ten years for the related towers. For the period ended December 31, 1999, iPCS sold 18 towers for $4.5 million resulting in a gain of approximately $1.9 million, of which approximately $0.2 million was recognized and the remainder was deferred.

   Extraordinary Item. In connection with the refinancing of the Nortel credit facility with the Toronto Dominion and GE Capital Corporation credit facility, iPCS recorded an extraordinary loss on the early extinguishment of debt of approximately $1.5 million in the year ended December 31, 2000 related to the write-off of the unamortized deferred financing costs of the Nortel credit facility.

   Net Loss. For the year ended December 31, 2000, iPCS recorded a loss of approximately $56.2 million on total revenues of approximately $21.2 million. The loss was caused primarily by cost of services exceeding service revenues and costs associated with handset subsidies, selling, general and administrative expenses, depreciation and amortization associated with the markets launched in 1999 and 2000. Also in 2000 iPCS recorded the following:

    . an extraordinary loss of approximately $1.5 million on the early extinguishment of debt related to the write-off of the unamortized deferred financing costs of the Nortel credit facility;

    . non-cash compensation expense of approximately $8.5 million and related taxes of approximately $1.6 million associated with the issuance of a 1.5% ownership interest in iPCS' predecessor, Illinois PCS, LLC, to iPCS' President and Chief Executive Officer;

    . non-cash compensation expense of approximately $2.7 million, which is related to the amortization of the deferred compensation expense associated with the stock options granted in July 2000; and

    . expenses of approximately $1.3 million related to a planned initial public offering of stock that did not occur in 2000.

   iPCS' net loss for the period ended December 31, 1999 was approximately $4.4 million and was comprised primarily of network build-out, selling, and general and administrative expenses associated with the preparation of the launch of its initial markets.

Income Taxes

   Prior to July 12, 2000, iPCS' predecessor operated as a limited liability company and, as a result, its losses were included in the income tax returns of its members. Subsequent to July 12, 2000, the date of reorganization as discussed in the notes to iPCS' financial statements, iPCS became a C Corporation and began accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." No benefit for federal income taxes has been recorded for the periods ended September 30, 2001 and December 31, 2000 as the net deferred tax asset generated, primarily from temporary differences related to the net operating loss carry forwards, would have been offset by a full valuation allowance because it is not considered more likely than not that these benefits will be realized due to iPCS' losses since inception.

Liquidity and Capital Resources

   Since inception, iPCS has financed its operations through capital contributions from its initial investors, through debt financing and from the proceeds of the sale of its Series A-1 and Series A-2 convertible preferred stock.

   On July 12, 2000, iPCS entered into a new senior secured credit facility with Toronto Dominion (Texas), Inc. and GE Capital Corporation for $140.0 million to replace its original credit facility with Nortel that was repaid in full on this same date. On February 23, 2001, iPCS entered into an amendment to the senior secured credit facility, which included a consent to the acquisition from Sprint PCS of the Iowa City and Cedar Rapids, Iowa markets, and which amended certain covenant definitions and requirements. On September 28, 2001, iPCS entered into an amendment for the senior secured credit facility which included a consent to the merger with AirGate and which also amended certain covenant definitions and requirements. As of September 30, 2001, iPCS believes that it is in compliance with the amended covenants. iPCS had outstanding borrowings of $50.0 million at September 30, 2001 under the senior secured credit facility.

   iPCS' senior discount notes mature on July 15, 2010, carry a coupon rate of 14% and provide for interest deferral for the first five years. The senior discount notes will accrete in value at a rate of 14% per annum until July 15, 2005, after which interest will begin to accrue and will be payable semiannually beginning on January 15, 2006.

   iPCS believes that the net proceeds of its senior discount notes, the net proceeds from the sales of its convertible preferred stock and borrowings under its senior secured credit facility will be adequate to fund its network build-out, anticipated operating losses, working capital requirements and other capital needs through 2003.

   Net cash used in operating activities was approximately $16.7 million for the nine months ended September 30, 2001 and was approximately $11.9 million for the nine months ended September 30, 2000. Cash used in operating activities was primarily attributable to operating losses offset by depreciation and amortization expense, non-cash interest, non-cash compensation expense and working capital needs.

   Net cash used in investing activities was approximately $119.3 million for the nine months ended September 30, 2001 and approximately $60.2 million for the same period in 2000. The expenditures related primarily to the purchase of iPCS' network infrastructure equipment and the acquisition of the markets in Iowa from Sprint PCS in February 2001, offset partially with the proceeds from tower sales and iPCS' build-to-suit agreement.

   Net cash provided by financing activities was approximately $24.7 million for the nine months ended September 30, 2001 and consisted primarily of proceeds of $25.0 million drawn on iPCS' senior secured credit facility offset somewhat by debt issuance and interest rate protection costs. Net cash provided by financing activities during the nine months ended September 30, 2000 was approximately $177.6 million and consisted primarily of equity contributions and debt borrowings, and also cash provided by the proceeds from the sale of redeemable convertible preferred stock and the issuance of iPCS' senior discount notes offset by the repayment in full of the Nortel debt of approximately $40.3 million.

   As of September 30, 2001, iPCS' primary source of liquidity was approximately $54.6 million in cash and cash equivalents.

   The senior secured credit agreement provides for two different tranches of borrowings totaling $140.0 million. The Tranche A Commitment provides for borrowings up to $90.0 million and the Tranche B Commitment provides for borrowings up to $50.0 million.

   Commencing March 31, 2004, and on the last day of each calendar quarter ending during the periods set forth below, the tranche A Commitment as of March 30, 2004 shall be automatically and permanently reduced by the percentage amount set forth below for the quarters indicated:

    . for the four quarters commencing with the fiscal quarter ending March 31, 2004, 2.50% per quarter;

    .  for quarters five through eight, 3.75% per quarter;

    .  for quarters nine through sixteen, 6.25% per quarter; and

    .  for the last two quarters, 12.5% per quarter.

   Commencing March 31, 2004, iPCS must begin to repay, in quarterly installments, the principal on all borrowings outstanding as of March 30, 2004 made under the tranche B Commitment. A fixed percentage on all tranche B borrowings will be due each quarter as follows:

    . for the first four quarters commencing with the fiscal quarter ending March 31, 2004, 2.50% of the principal balance of the loan is due per quarter;

    .  for quarters five through eight, 3.75% per quarter;

    .  for quarters nine through sixteen, 6.25% per quarter; and

    .  for the last two quarters, 12.5% per quarter.

   iPCS may voluntarily prepay any of the loans at any time. All prepayments described above are applied to the outstanding loan balances pro rata between tranche A and tranche B and pro rata across the maturities. Tranche A permits reborrowings on a revolving basis but amounts repaid under tranche B may not be reborrowed. Any principal that has not been paid by the maturity date, June 30, 2008, is due at that time.

   From the date of the senior credit agreement through and including the date on which EBITDA is greater than zero for two consecutive fiscal quarters, iPCS may borrow money at the lesser of either:

    .  a base rate loan with an interest rate equal to 2.75% plus the higher of:

       .  the prime rate of the Toronto-Dominion Bank, New York Branch; or

       .  the federal funds effective rate plus 0.50%; or

    . a Eurodollar loan with an interest rate equal to the London interbank offered rate, plus 3.75%.

   After the date on which EBITDA is greater than zero for two consecutive fiscal quarters, the base rate margin will range from 2.75% to 2.25% and the Eurodollar loan margin will range from 3.75% to 3.25%, depending upon iPCS' leverage ratio as of the most recently ended fiscal quarter.

   iPCS' senior secured credit facility will be used to finance capital expenditures, certain acquisitions and investments for working capital needs and other general corporate purposes.

Inflation

   iPCS' management believes that inflation has not had, and will not have, a material adverse effect on iPCS' results of operations.

                                 OUR BUSINESS

Overview

   We are the largest Sprint PCS network partner in terms of covered population. We market and provide digital wireless personal communications services, or PCS, to a service territory of approximately 14.5 million residents with current network coverage of approximately 11.0 million residents. Through our management agreements with Sprint PCS, we have the exclusive right to provide Sprint PCS products and services under the Sprint and Sprint PCS brand names in our territories. Sprint PCS, directly and indirectly through network partners such as us, operates the largest all-digital, all-PCS nationwide wireless network in the United States based on covered population, covering nearly 244 million residents in more than 4,000 cities and communities across the United States, Puerto Rico and the U.S. Virgin Islands.

   On November 30, 2001, AirGate acquired iPCS by merging a wholly owned subsidiary of AirGate with iPCS. In connection with the merger, AirGate issued to the former stockholders of iPCS approximately 12.4 million shares of our common stock and assumed options and warrants to purchase approximately 1.1 million shares of our common stock. The acquisition of iPCS increased the total resident population in our markets from approximately 7.1 million to approximately 14.5 million. We believe the acquisition of iPCS increases AirGate's strategic importance to Sprint PCS. We also believe the acquisition adds attractive markets as well as a nearly complete network build-out and a fully funded business plan.

   Our Sprint PCS territories cover 58 basic trading areas, referred to as markets, in parts of South Carolina, North Carolina, Georgia, Illinois, Michigan, Iowa and Nebraska. Our major markets include:

    .  Grand Rapids, Michigan;

    .  Greenville-Spartanburg, South Carolina;

    .  Savannah, Georgia;

    .  Charleston, South Carolina;

    .  Columbia, South Carolina; and

    .  Saginaw-Bay City, Michigan.

   As of September 30, 2001, AirGate and iPCS combined had 369,952 subscribers and total network coverage of approximately 11.0 million residents, representing approximately 76% of the resident population in these markets. For the twelve months ended September 30, 2001, we generated revenue of approximately $259.2 million on a pro forma basis.

   The following table presents selected information for AirGate, iPCS and the combined company as of September 30, 2001, except where indicated:

                                                   AirGate  iPCS   Pro Forma
                                                   ------- ------- ---------
        Total resident population (in millions)...     7.1     7.4     14.5
        Total covered population (in millions)....     6.0     5.1     11.1
          % of covered population.................     84%     68%      76%
        Total subscribers......................... 235,025 134,927  369,952
        Penetration of covered population.........    3.9%    2.7%     3.4%
        Average monthly revenue per user/(1)/.....     $62     $58      $60
        Number of operational markets.............      21      29       50
        Number of operational cell sites..........     719     451    1,170
        Employees.................................     529     255      784

---------------------
(1)Excludes in-bound roaming revenue. Information presented is for the quarter ended September 30, 2001.

Competitive Strengths

   Our competitive strengths include:

   Our Attractive Markets. We believe that our Sprint PCS territories have attractive market characteristics, including:

      Our proximity to major Sprint PCS markets. Our markets are located near or around several major Sprint PCS markets, including Atlanta, Chicago, Detroit, St. Louis, Indianapolis, Charlotte, Raleigh and Des Moines. We believe that connecting these Sprint PCS markets with our markets is an important part of Sprint PCS' ongoing strategy to provide seamless, nationwide PCS service to its subscribers. Our proximity to these Sprint PCS markets provides us with additional opportunities for increased roaming revenue.

      High median household income. The median household income of residents in our markets is higher than that of any other publicly-traded Sprint PCS network partner. Our residents have a median household income of $29,400 compared to a weighted average median of $26,700 for the other publicly-traded Sprint PCS network partners.

      High population density. The population density of our markets is higher than that of any other publicly-traded Sprint PCS network partner. Our markets have a population density of 113 people per square mile, compared to a weighted average median of 61 people per square mile for the other publicly-traded Sprint PCS network partners. We believe that the high population density of our markets allows us to more efficiently build-out our network and market our products and services.

      High interstate traffic density. The interstate traffic density of our markets is higher than that of any other publicly-traded Sprint PCS network partner. Our markets have interstate traffic density of 20,400 daily vehicle miles traveled per interstate highway mile, compared to a weighted average median of 15,400 for the other publicly-traded Sprint PCS network partners. We believe that the higher interstate traffic density of our markets provides increased opportunities for us to receive roaming revenue when customers based outside of our territories roam on our portion of the Sprint PCS network.

      Sprint as the local exchange carrier. Sprint is the local exchange carrier in 30% of our southeast territory. This enables us to take advantage of Sprint's strong brand name and marketing of our services in these markets.

      Fewer competitors in our midwest territory. We believe that we currently face a smaller number of competitors in our midwest markets than the typical Sprint PCS market.

      Concentration of corporate headquarters. We have a high concentration of headquarters for large corporations in our midwest territory. Several Fortune 500 companies such as State Farm Insurance, Archer Daniels Midland, Dow Chemical, John Deere, Rockwell Collins, and Caterpillar, as well as other large corporations, have their headquarters in our midwest territory.

      Numerous vacation destinations in our southeast territory. There are many vacation destinations in our southeast territory, including Charleston, Savannah, Hilton Head and Myrtle Beach in South Carolina and the Outer Banks area in North Carolina. These vacation destinations provide us with additional opportunities to receive roaming revenue from customers based outside of our territory.

      Large student population. Our markets have a large student population, with over 90 colleges and universities in our midwest territory and over 25 more colleges and universities in our southeast territory. We believe that college students are more likely to use wireless communications services and at a greater frequency than other segments of the population.

   Our Strategic Relationship with Sprint PCS. We believe that our strategic relationship with Sprint PCS provides us with a significant competitive advantage.

      Strong brand name recognition. We feature exclusively and prominently the Sprint and Sprint PCS brand names in our marketing effort. We benefit from our affiliation with the nationally recognized Sprint and Sprint PCS brand names and from Sprint PCS' national advertising.

      All-digital nationwide coverage. We offer access to Sprint PCS' all-digital, all-PCS nationwide wireless network, including access to the Sprint PCS Wireless Web. We derive additional revenue from Sprint PCS when its customers based outside of our territories roam on our portion of the Sprint PCS network.

      Quality products and services. We offer high quality PCS products and services that are designed and offered by Sprint PCS and that provide seamless integration with the Sprint PCS nationwide network.

      Advanced Technology. We believe that the code division multiple access, or CDMA, digital technology around which Sprint PCS built its network, provides advantages in capacity and voice quality, as well as access to advanced features such as wireless Internet access.

      Established distribution channels. We benefit from relationships with major national retailers who distribute Sprint PCS products and services under existing Sprint PCS contracts. These national retailers have approximately 530 retail stores in our territories. We also benefit from sales made by Sprint PCS to customers in our territories through Sprint PCS' national telemarketing sales force, national account sales team and Internet sales capability.

      Long-standing equipment vendor relationships. We purchase our network equipment and handsets pursuant to various Sprint PCS vendor agreements. Our affiliation with Sprint PCS enables us to acquire network equipment and handsets more quickly and at a lower cost than we would be able to obtain on our own.

      Established back office support services. We have contracted with Sprint PCS to provide critical back office services, including customer activation, handset logistics, billing, customer care and network monitoring services. Because we do not have to establish and operate these systems, we are able to capitalize upon Sprint PCS' economies of scale.

   Our Nearly Complete Network Build-Out. We have completed the network build-out of our southeast markets and nearly completed the network build-out of our midwest markets. As a result, we will be able to focus our management's efforts and our cash resources on technology upgrades, increasing our market penetration and improving operating efficiencies.

   Our Fully Funded Business Plan. We believe our current business plan is fully funded. Based on our current plan, we expect to generate positive EBITDA in the third calendar quarter of 2002.

Business Strategies

   Our business strategies include the following key elements:

   Continuing to Improve Market Penetration in our Territories. We intend to leverage the best operating practices of both AirGate and iPCS to more effectively penetrate our markets. We believe that there will be significant opportunities to increase sales by implementing throughout our territories the operating strategies that AirGate and iPCS found to be effective in their separate territories prior to the merger.

   Capitalizing on our Affiliation with Sprint PCS. In all of our markets, we plan to capitalize on our Sprint PCS affiliation by using the strength of the Sprint and Sprint PCS brands to market our PCS services with strategies tailored to our specific territories.

   Pursuing Efficient Migration Path to 1XRTT. We plan to efficiently migrate our network's technology to 1XRTT, which will provide increased network capacity, faster data download speeds and longer battery life for handsets. We will pursue an upgrade path that is consistent with the availability of handsets compatible with 1XRTT. We believe that 1XRTT will provide operating benefits to us and is more cost efficient than the technology choices of other digital wireless technologies.

   Capitalizing on our Experienced Management Team. We believe that the depth, experience and ability of our management team has led to the successful execution of our build-out and current business strategy. Our executive officers and key managers, led by Thomas M. Dougherty, President and Chief Executive Officer, have substantial experience in the telecommunications industry. We intend to use the depth, experience and ability of our management team to successfully execute our business strategies.

   Selectively Pursuing Strategic Acquisitions. As part of our continuing operating strategy, we may selectively pursue strategic acquisitions of network partners that have attractive market characteristics, a fully funded business plan and a completed or substantially completed network build-out. We also may attempt to obtain additional markets from Sprint PCS. We are among 12 network partners, which we believe are unrelated to each other and to Sprint PCS, that have entered into management agreements with Sprint PCS to provide Sprint PCS products and services throughout the United States. We believe that there will be further consolidation opportunities among these network partners.

Our Relationship with Sprint PCS

   Sprint PCS is a wholly owned subsidiary of Sprint Corporation, a diversified telecommunications service provider. Sprint PCS operates a 100% digital PCS wireless network in the United States and holds the licenses to provide PCS nationwide using a single frequency band and a single technology. Sprint PCS directly operates its PCS network in major metropolitan markets throughout the United States. Sprint PCS has also entered into independent agreements with various network partners, such as us, under which the network partners have agreed to construct and manage PCS networks in smaller metropolitan areas and along major highways.

Markets

   Our Sprint PCS territories include 58 markets containing a total population of over 14.5 million residents. Our management agreements with Sprint PCS require us to provide PCS coverage to certain percentages of the residents in each of the markets granted to us by those agreements. Both AirGate and iPCS are currently in compliance with their network build-out requirements. Our Sprint PCS network currently covers approximately 11.0 million, or 76%, of the
14.5 million residents in our Sprint PCS territories. iPCS expects to launch its remaining markets by December 31, 2001, which is ahead of the schedule established by Sprint PCS. Upon completion of iPCS' build-out, we expect that our Sprint PCS network will cover approximately 12.0 million, or 82%, of the
14.5 million residents in our Sprint PCS territories.

   AirGate's Sprint PCS territory includes 21 markets containing a total population of over 7.1 million residents in:

    . almost the entire state of South Carolina, including Charleston, Columbia and Greenville-Spartanburg;

    .  portions of North Carolina, including Asheville, Wilmington and Hickory;
       and

    .  the eastern Georgia cities of Augusta and Savannah.

AirGate currently offers services in all of its markets.

   The following table sets forth the location, estimated population and date on which AirGate began providing commercial Sprint PCS service in each of the markets that comprise its Sprint PCS territory:

                                                  Market Launch
AirGate Basic Trading Areas /(1)/ Population/(2)/     Date
--------------------------------- --------------  -------------
  Greenville-Spartanburg, SC.....     897,700      January 2000
  Savannah, GA...................     737,100          May 2000
  Charleston, SC.................     686,800        April 2000
  Columbia, SC...................     657,000         June 2000
  Asheville-Hendersonville, NC...     588,700      January 2000
  Augusta, GA....................     579,400         June 2000
  Anderson, SC...................     346,600      January 2000
  Hickory-Lenoir-Morganton, NC...     331,100      January 2000
  Wilmington, NC.................     327,600     February 2000
  Florence, SC...................     260,200         June 2000
  Greenville-Washington, NC......     245,100         July 2000
  Goldsboro-Kinston, NC..........     232,000        March 2000
  Rocky Mount-Wilson, NC.........     217,200        March 2000
  Myrtle Beach, SC...............     186,400     February 2000
  New Bern, NC...................     174,700         June 2000
  Sumter, SC.....................     156,700         July 2000
  Jacksonville, NC...............     148,400          May 2000
  Orangeburg, SC.................     119,600         June 2000
  The Outer Banks, NC/(3)/.......      92,000         July 2000
  Roanoke Rapids, NC.............      76,800          May 2000
  Greenwood, SC..................      74,400       August 2000
                                    ---------
     Total.......................   7,135,500
                                    =========

---------------------
(1)Each of AirGate's markets contains 10 MHz of spectrum.
(2)Based on 2000 estimates compiled by Kagan's Wireless Telecom Atlas & Databook, 2001 Edition, as reported per individual basic trading area.
(3)Territory covered by AirGate's Sprint PCS management agreements do not comprise a complete basic trading area.

   iPCS' territory includes 37 markets containing a total population of over
7.4 million residents in portions of:

    .  Illinois, including Peoria, Springfield, Champaign-Urbana,
       Decatur-Effingham, Bloomington and the Quad Cities (Rock Island and Moline, Illinois; and Davenport and Bettendorf, Iowa);

    . Michigan, including Grand Rapids, Saginaw-Bay City, Muskegon and Traverse City;

    . Iowa, including Cedar Rapids, Iowa City, Waterloo-Cedar Falls and Dubuque; and

    .  eastern Nebraska.

iPCS currently offers service in 29 of its markets.

   The following table sets forth the location, MHz of spectrum, estimated population and date of actual or expected launch of commercial Sprint PCS service in each of the markets that comprise iPCS' Sprint PCS territory:

                                                           Market Launch
      iPCS Basic Trading Areas         MHz Population/(1)/   Date/(2)/
      ------------------------         --- --------------  --------------
      Grand Rapids, MI................ 30    1,060,600      November 2000
      Saginaw-Bay City, MI............ 30      634,100      November 2000
      Peoria, IL...................... 10      464,600         March 2000
      Davenport, IA and Moline, IL.... 30      430,500      December 1999
      Cedar Rapids, IA/(3)/........... 30      285,700         March 2001
      Springfield, IL................. 10      267,200      February 2000
      Waterloo-Cedar Falls, IA........ 30      259,600         March 2001
      Omaha (Partial), NE/(4)/........ 30      248,800      December 2001
      Decatur-Effingham, IL........... 10      247,600          June 2000
      Traverse City, MI............... 30      241,000           May 2001
      Bloomington, IL................. 10      234,100      December 1999
      Muskegon, MI.................... 30      223,100      November 2000
      Champaign-Urbana, IL............ 10      221,100          June 2000
      Dubuque, IA..................... 30      177,800         March 2001
      Des Moines, IA (Partial)/(4)/... 30      170,900      December 2001
      LaSalle-Peru-Ottawa-Streator, IL 20      152,300          June 2000
      Grand Island-Kearney, NE........ 30      147,100      December 2001
      Clinton, IA and Sterling, IL.... 30      146,600     September 2000
      Burlington, IA.................. 30      136,400          June 2001
      Kankakee, IL.................... 20      135,600          June 2000
      Mount Pleasant, MI.............. 30      130,700          June 2001
      Fort Dodge, IA.................. 30      126,400      December 2001
      Iowa City, IA/(3)/.............. 30      125,400         March 2001
      Ottumwa, IA..................... 30      123,400          June 2001
      Mount Vernon-Centralia, IL...... 30      121,900     September 2000
      Mason City, IA.................. 30      115,500      December 2001
      Danville, IL.................... 20      110,700     September 2000
      Norfolk, NE..................... 30      110,600      December 2001
      Lincoln, NE (Partial)/(4)/...... 30       98,300      December 2001
      Galesburg, IL................... 10       73,500          June 2000
      Hastings, NE.................... 30       71,700      December 2001
      Jacksonville, IL................ 10       70,500     September 2000
      Mattoon, IL..................... 10       62,600     September 2000
      Lansing, MI (Partial)/(4)/...... 30       61,900         March 2001
      Marshalltown, IA................ 30       56,600     September 2001
      Battle Creek, MI (Partial)/(4)/. 30       54,600         March 2001
      St. Louis, MO (Partial)/(4)/.... 30       46,700      February 2000
                                             ---------
         Total........................       7,445,700
                                             =========

---------------------
(1)Based on 2000 estimates compiled by Kagan's Wireless Telecom Atlas & Databook, 2001 Edition, as reported per individual basic trading area.
(2)Expected commercial launch dates for these markets may change based on a number of factors, including shifts in populations, target markets or network focus, changes or advances in technology, acquisition of other markets and delays in network build-out.
(3)These markets represent the Iowa option territory acquired by iPCS on February 28, 2001, which markets were previously launched by Sprint PCS in February 1997.
(4)Territory covered by iPCS' Sprint PCS management agreements do not comprise a complete basic trading area.

Products and Services

   We offer PCS products and services throughout our Sprint PCS territories. These products and services are designed and offered by Sprint PCS and provide seamless integration with the Sprint PCS nationwide network.

   100% Digital Wireless Network with Service Across the Country. Our primary service is wireless mobility coverage. As a Sprint PCS network partner, our existing PCS network is part of the largest 100% digital wireless PCS network in the United States. Sprint PCS customers in our territories may use Sprint PCS services throughout our contiguous markets and seamlessly throughout the Sprint PCS network.

   Access to the Sprint PCS Wireless Web. We support and market the Sprint Wireless Web throughout our territories. The Sprint Wireless Web allows subscribers with data-capable handsets to connect their portable computers or personal digital assistants to the Internet. Sprint PCS subscribers with web-browser enabled handsets also have the ability to receive periodic information updates such as stock prices, airline schedules, sports scores and weather reports directly on their handsets by connecting to and browsing specially designed text-based Internet sites such as Yahoo!, Amazon.com, Bloomberg.com, CNN.com, MapQuest.com, Fox Sports, Ameritrade, InfoSpace.com, ABC News.com, AOL.com, ESPN.com, E*Trade, USA Today.com and Weather.com. Sprint PCS offers various pricing options including a fixed number of updates or a bundle of data minutes as add-ons to existing Sprint PCS Free and Clear pricing plans or a bundle of minutes for a set price that can be used for either data or voice.

   CDMA and Dual-Band/Dual-Mode Handsets. We offer CDMA handsets weighing approximately five to seven ounces and offering up to three to five days of standby time and approximately two to four hours of talk time. We also offer dual-band/dual-mode handsets that allow customers to make and receive calls on both PCS and cellular frequency bands and both digital or analog technology. All handsets are equipped with preprogrammed features, and are sold under the Sprint and Sprint PCS brand names.

   Sprint PCS and Non-Sprint PCS Roaming. We provide roaming services to Sprint PCS subscribers that use a portion of our Sprint PCS network, and to non-Sprint subscribers when they use a portion of our Sprint PCS network pursuant to roaming agreements between Sprint PCS and other wireless service providers. Sprint PCS and other wireless service providers supply similar services to our subscribers when our subscribers use a portion of their networks.

Marketing Strategy

   Our marketing and sales strategy uses the advertising and marketing programs that have been developed by Sprint PCS. We enhance Sprint PCS' marketing with strategies we have tailored to our specific markets.

   Use Sprint PCS' brand equity and marketing. We feature exclusively and prominently the nationally recognized Sprint and Sprint PCS brand names in our marketing effort. From our customers' point of view, they use our network and the Sprint PCS national network seamlessly as a unified nationwide network.

   Pricing. Our use of the Sprint PCS national pricing strategy offers our customers simple, easy-to-understand service plans. Sprint PCS' pricing plans are typically structured with monthly recurring charges, large local calling areas, bundles of minutes and service features such as voicemail, caller ID, call waiting, call forwarding and three-way calling. We also feature Sprint PCS Free and Clear plans, which offer simple, affordable plans for every consumer and business customer, include long distance calling from anywhere on its nationwide network. In addition, under the Sprint PCS service plans, customers who do not meet certain credit criteria can qualify for our digital wireless services under the Clear Pay Program. The Clear Pay Program replaced the NDASL program and is substantially similar but with an increased emphasis on payment of outstanding amounts. Under the Clear Pay Program, customers who do not meet certain credit criteria can select any plan offered, subject to an account spending limit.

   Local focus. Our local focus enables us to supplement Sprint PCS' marketing strategies with our own strategies tailored to each of our specific markets. These include attracting local businesses as agents to enhance our sales and distribution channels and drawing on our management team's experience in the southeastern and midwestern United States. We use local radio, television and newspaper advertising to sell our products and services in each of our markets. We have established a local sales force to execute our marketing strategy through our Sprint PCS stores. We also employ a direct sales force dedicated to business sales.

   Advertising and promotions. Sprint PCS uses national as well as regional television, radio, print, outdoor and other advertising campaigns to promote its products. We benefit from this national advertising in our territories at no additional cost to us. Sprint PCS also runs numerous promotional campaigns which provide customers with benefits such as additional features at the same rate, free minutes of use for limited time periods or special prices on handsets and other accessories. We are able to purchase promotional materials related to these programs from Sprint PCS at their cost.

   Sponsorships. Sprint PCS sponsors numerous national, regional and local events. These sponsorships provide Sprint PCS with brand name and product recognition in high profile events, create a forum for sales and promotional events and enhance our promotional efforts in our territories. Additionally, we sponsor other local events in our territories to increase customer awareness of the Sprint PCS network.

Sales and Distribution

   Our sales and distribution plan mirrors Sprint PCS' proven multiple channel sales and distribution plan. Key elements of our sales and distribution plan consist of the following:

   Sprint PCS stores. We currently operate 36 Sprint PCS stores within our southeast territory and 16 Sprint PCS stores within our midwest territory. We plan to open two additional stores in our midwest territory as we launch service in our remaining markets in 2001. These stores are located in metropolitan markets within our territories, providing us with a strong local presence and a high degree of visibility. We train our sales representatives to be informed and persuasive advocates for Sprint PCS' services. Following the Sprint PCS model, these stores have been designed to facilitate retail sales, bill collection and customer service.

   Sprint store within a RadioShack store. Sprint has an arrangement with RadioShack to install a "store within a store." Currently, RadioShack has 98 stores in our southeast territory and 95 stores in our midwest territory that are available to offer Sprint PCS products and services to our customers.

   Other national third-party retail stores. In addition to RadioShack, we benefit from the sales and distribution agreements established by Sprint PCS with other national retailers, which currently include Best Buy, Circuit City, Staples, Target, Office Max, Office Depot and Ritz Camera. These retailers and others have approximately 187 retail stores in our southeast territory and 150 retail stores in our midwest territory.

   Local third-party retail stores. We benefit from the sales and distribution agreements that we enter into with local retailers in our territories. We have entered into sales and distribution agreements related to more than 50 local stores in our southeast territory and more than 130 local stores in our midwest territory.

   National accounts and direct selling. We participate in Sprint PCS' national accounts program. Sprint PCS has a national accounts team which focuses on the corporate headquarters of large companies. Several Fortune 500 companies such as State Farm Insurance, Archer Daniels Midland, Dow Chemical, John Deere, Rockwell Collins, and Caterpillar, as well as other large companies, have their headquarters in our territories. Our direct sales force will target the employees of these companies in our territories and cultivate other local business customers. In addition, once a Sprint PCS national account manager reaches an agreement with any company headquartered outside of our territories, we service the offices and subscribers of that company located in our territories.

   Inbound telemarketing. Sprint PCS provides inbound telemarketing sales to answer our prospective customers' calls. As the exclusive provider of Sprint PCS products and services in our territories, we use the national Sprint 1-800-480-4PCS number campaigns that generate call-in leads. Sprint PCS' inbound telemarketing group handles these leads and the new subscriber will be assigned to our territory.

   Electronic commerce. Sprint PCS maintains an Internet site at www.sprintpcs.com, which contains information on Sprint PCS products and services. A visitor to the Sprint PCS Internet site can order, pay for a handset, and activate their phone. Subscribers visiting the site can also review the status of their account, including the number of minutes used in the current billing cycle. Site visitors in our territories who purchase products and services over the Sprint PCS Internet site will be assigned to our territory.

Suppliers and Equipment Vendors

   We do not manufacture any of the handsets or network equipment we use in our operations. We purchase our network equipment and handsets pursuant to various Sprint PCS vendor arrangements that provide us with volume discounts. These discounts have significantly reduced the overall capital required to build our network and the costs of handsets to us.

   Under such arrangements, we currently purchase from Lucent Technologies, Inc. and Nortel Networks our network equipment and infrastructure, including switches and base station controllers. In addition, we currently purchase our handsets directly from Sprint PCS and our accessories from certain other third party vendors.

Network Operations

   The effective operation of our portion of the Sprint PCS network requires:

    .  public switched and long distance interconnection;

    .  the implementation of roaming arrangements; and

    .  the development of network monitoring systems.

   We utilize Sprint PCS' Network Operations Control Center for around-the-clock monitoring as well as our own switching centers' capabilities for our network base stations and switches.

   Sprint PCS, AirGate and iPCS developed the initial plan for the build-out of our Sprint PCS network. We have further enhanced this plan to provide better coverage for our Sprint PCS territories. Pursuant to our network operations strategy, we have provided PCS to the largest communities in our markets and have covered interstates and primary roads connecting these communities to each other and to the adjacent major markets owned and operated by Sprint PCS.

   Our southeast network consisted of four switches at two switch centers and 719 operating cell sites as of September 30, 2001. Our midwest network consisted of two switches and approximately 451 operating cell sites as of September 30, 2001. With the launch of our remaining midwest markets by December 31, 2001, we anticipate that our midwest network will include approximately 600 operating cell sites. Ninety-nine percent of our southeast operating cell sites and approximately eighty-five percent of our midwest operating cell sites are co-located. Co-location describes the strategy of leasing available space on a tower or cell site owned by another company rather than building and owning the tower or cell site directly.

   Our network connects to the public telephone network through local exchange carriers, which facilitate the origination and termination of traffic between our network and both local exchange and long distance carriers. Through our Sprint PCS management agreements, we have the benefit of Sprint PCS-negotiated interconnection agreements with local exchange carriers.

   We use Sprint and other third party providers for long distance services and for back haul services. Under our management agreements with Sprint PCS, we are required to use Sprint for long distance services and Sprint PCS provides us with preferred rates for long distance services. Backhaul services are the telecommunications services which other carriers provide to carry our voice traffic from our cell sites to our switching facilities. When we use Sprint for back haul services, we receive the same preferred rates made available to Sprint PCS.

Technology

   In 1993, the FCC allocated the 1900 MHz frequency block of the radio spectrum for wireless PCS. Wireless PCS operates at a higher frequency and employs more advanced digital technology than traditional analog cellular telephone service. The enhanced capacity of digital systems, along with enhancements in digital protocols, allows digital-based wireless technologies, whether using wireless PCS or cellular frequencies, to offer new and enhanced services, including greater call privacy and more robust data transmission, such as facsimile, electronic mail and connecting notebook computers with computer/data networks.

   Presently, wireless PCS systems operate under one of three principal air interface protocols: CDMA, time division multiple access (TDMA) or global system for mobile communications (GSM). Wireless PCS operators in the United States now have dual-mode or tri-mode handsets available so that their customers can operate on different networks that employ different protocols.

CDMA Technology

   Sprint PCS' network and its affiliates' networks all use CDMA technology. CDMA technology is fundamental to accomplishing our business objective of providing high volume, high quality airtime at a low cost. We believe that CDMA provides important system performance benefits. CDMA systems offer more powerful error correction, less susceptibility to fading and reduced interference than analog systems. Using enhanced voice coding techniques, CDMA systems achieve voice quality that is comparable to that of the typical wireline telephone. This CDMA vocoder technology also employs adaptive equalization which filters out annoying background noise more effectively than existing wireline, analog cellular or other digital PCS phones. CDMA technology also allows a greater number of calls within one allocated frequency and reuses the entire frequency spectrum in each cell. In addition, CDMA technology combines a constantly changing coding scheme with a low power signal to enhance security and privacy. Vendors are currently developing additional encryption capabilities which will further enhance overall network security. CDMA technology is designed to provide flexible or "soft" capacity that permits a system operator to temporarily increase the number of telephone calls that can be handled within a cell. As a subscriber travels from one cell site to another cell site, the call must be "handed off" to the second cell site. CDMA systems transfer calls throughout the network using a technique referred to as a soft hand-off, which connects a mobile customer's call with a new cell site while maintaining a connection with the cell site currently in use.

   CDMA offers a cost effective migration to the next generation of wireless services. CDMA standards and products currently in place will allow existing CDMA networks to be upgraded in a cost efficient manner to the next generation of wireless technology. We anticipate that this next generation of technology will offer data speeds of up to 144 kilobits per second, voice capacity improvements of over 50% and improved battery life in the handset. It is expected that these services will be deployed in CDMA networks no later than mid-2002. Further standards are being developed for CDMA that will offer data speeds in excess of 2,000 kilo bits per second and additional improvements in voice capacity.

Research and Development

   We currently do not conduct our own research and development. Instead we benefit from Sprint PCS' and our vendors' extensive research and development effort, which provides us with access to new technological products and enhanced service features without significant research and development expenditures of our own. We have been provided prompt access to any developments produced by Sprint PCS for use in our network. We believe that new features and services will be developed on the Sprint PCS network to take advantage of CDMA technology. We may incur additional expenses in modifying our network to provide these additional features and services.

Intellectual Property

   Other than AirGate's and iPCS' corporate names, we do not own any intellectual property that is material to our business. "Sprint," the Sprint diamond design logo, "Sprint PCS," "Sprint Personal Communication Services," "The Clear Alternative to Cellular" and "Experience the Clear Alternative to Cellular Today" are service marks registered with the United States Patent and Trademark Office and owned by Sprint, Sprint PCS or their affiliates. Pursuant to our Sprint PCS management agreements, we have the right to use, royalty-free, the Sprint and Sprint PCS brand names and the Sprint diamond design logo and certain other service marks of Sprint in connection with marketing, offering and providing licensed services to end-users and resellers, solely within our Sprint PCS territories.

   Except in certain instances, Sprint PCS has agreed not to grant to any other person a right or license to provide or resell, or act as agent for any person offering, licensed services under the licensed marks in our Sprint PCS territories except as to Sprint PCS' marketing to national accounts and the limited right of resellers of Sprint PCS to inform their customers of handset operation on the Sprint PCS network. In all other instances, Sprint PCS has reserved for itself and its network partners the right to use the licensed marks in providing its services, subject to its exclusivity obligations described above, whether within or without our Sprint PCS territories.

   Our Sprint PCS management agreements contain numerous restrictions with respect to the use and modification of any of the licensed marks.

Competition

   Competition in the wireless communications industry is intense. We operate in highly competitive markets. In our Sprint PCS territories, we compete with national and regional cellular, PCS and other wireless providers. We believe that our primary competition is with Verizon Wireless, Cingular, Alltel and AT&T Wireless and its affiliates Triton PCS and Telecorp. These wireless service providers offer services that are generally comparable to our PCS service. Many of our competitors have financial resources and customer bases greater than ours.

   Our ability to compete effectively with these other providers will depend on a number of factors, including:

    . the continued success of CDMA technology in providing better call clarity and quality as compared to analog and cellular systems;

    . our ability to upgrade our network to accommodate new technologies, including the upgrade to 1XRTT;

    . Sprint PCS' competitive pricing with various options suiting individual customer's calling needs;

    . the continued expansion and improvement of the Sprint PCS nationwide network;

    .  our extensive direct and indirect sales channels;

    .  our centralized Sprint PCS customer care systems; and

    .  our selection of handset options.

   Many of our competitors have access to more licensed spectrum than the 10 MHz licensed to Sprint PCS in our southeast territory or the 10 or 20 MHz licensed to Sprint PCS in certain markets in our midwest territory in Illinois. Cellular service providers have licenses covering at least 25 MHz of spectrum, and two competing PCS providers have licenses to use at least 30 MHz in AirGate's territory. In addition, certain of our competitors may be able to offer coverage in areas not served by our Sprint PCS network, or, because of their calling volumes or their affiliations with, or ownership of, wireless providers, may be able to offer roaming rates that are lower than those we offer. PCS providers compete with us in providing some or all of the services available through the Sprint PCS network and may provide services that we do not. Additionally, we expect that existing cellular providers, some of whom have been operational for a number of years and have significantly greater financial and technical resources and customer bases than us, will continue to upgrade their systems to provide digital wireless communication services competitive with Sprint PCS.

   We also compete with paging, dispatch and other mobile telecommunications companies in our markets. Potential users of PCS systems may find their communication needs satisfied by other current and developing technologies. One or two-way paging or beeper services that feature voice messaging and data display as well as tone-only service may be adequate for potential customers who do not need immediate two-way voice communications.

   In the future, we expect to face increased competition from entities providing similar services using other communications technologies, including satellite-based telecommunications and wireless cable systems. While some of these technologies and services are currently operational, others are being developed or may be developed in the future.

   Over the past several years the FCC has auctioned and will continue to auction large amounts of wireless spectrum that could be used to compete with Sprint PCS. Based upon increased competition, we anticipate that market prices for two-way wireless voice and data services generally will decline in the future. Our ability to attract and retain customers will depend primarily on:

    . the strength of the Sprint and Sprint PCS brand name, services and features;

    . our ability to upgrade our network to accommodate new technologies, including the upgrade to 1XRTT;

    .  pricing;

    .  the location of our Sprint PCS markets;

    .  the size of our Sprint PCS territories;

    .  national network coverage and reliability; and

    .  customer care.

   Our ability to compete successfully also will depend, in part, on the ability of Sprint, Sprint PCS and us to anticipate and respond to various competitive factors affecting the industry, including:

    .  new services that may be introduced;

    .  changes in consumer preferences;

    .  demographic trends;

    .  economic conditions; and

    .  discount pricing strategies by competitors.

Seasonality

   Our business is subject to seasonality because the wireless industry is heavily dependent on fourth calendar quarter results. Among other things, the industry relies on higher customer additions and handset sales in the fourth calendar quarter when compared to the other three calendar quarters. A number of factors contribute to this trend, including: the increasing use of retail distribution, which is heavily dependent upon the year-end holiday shopping season; the timing of new product and service announcements and introductions; competitive pricing pressures; and aggressive marketing and promotions. The increased level of activity requires a greater use of our available financial resources during this period.

Employees and Labor Relations

   As of September 30, 2001, we had 784 full-time employees; 529 with AirGate and 255 with iPCS. None of our employees are represented by a labor union. We believe that we have good relations with our employees.

Properties

   As of September 30, 2001, our properties were as follows:

   Corporate offices. Our principal executive offices consist of a 19,000 square foot leased office space located in Atlanta, Georgia. We also lease a 40,000 square foot office space located in Greenville, South Carolina, a 24,000 square foot office space located in Columbia, South Carolina and a 6,200 square foot office space located in Schaumburg, Illinois.

   Sprint PCS stores. We lease space for 36 and 16 Sprint PCS retail stores in our southeast and midwest territories, respectively.

   Switching Centers. We have five leased switching centers in various locations in our territories.

   Cell Sites. We lease space on approximately 1,100 cell site towers and own approximately 70 tower sites. We co-locate on approximately 99% of our cell sites in our southeast markets and approximately 85% of our cell sites in our midwest markets. We believe that our facilities are in good operating condition and are currently suitable and adequate for our business operations.

Legal Proceedings

   We are not aware of any pending legal proceedings against us which, individually or in the aggregate, are likely, in the opinion of our management, to have a material adverse effect on our financial condition or results of operations.

                                  MANAGEMENT

Executive Officers and Key Employees

   The following table presents information with respect to our executive officers and key employees:

Name                 Age Position(s)
----                 --- -----------
Thomas M. Dougherty. 57  President and Chief Executive Officer and Director
J. Mark Allen....... 41  Vice President of Marketing
Barbara L. Blackford 43  Vice President, General Counsel and Secretary
Alan B. Catherall... 48  Chief Financial Officer
Charles S. Goldfarb. 36  Vice President of Sales, Coastal Region
Jonathan M. Pfohl... 35  Vice President, Sales Operations
Michael D. Picchi... 34  Vice President, Controller
Dennis K. Rabon..... 32  Vice President of Sales, Interior Region
David C. Roberts.... 39  Vice President of Engineering and Network Operations

   Thomas M. Dougherty has been our president and chief executive officer since April 1999. From March 1997 to April 1999, Mr. Dougherty was a senior executive of Sprint PCS. From June 1996 to March 1997, Mr. Dougherty served as executive vice president and chief operating officer of Chase Telecommunications, a personal communications services company. Mr. Dougherty served as president and chief operating officer of Cook Inlet BellSouth PCS, L.P., a start-up wireless communications company, from November 1995 to June 1996. Prior to October 1995, Mr. Dougherty was vice president and chief operating officer of BellSouth Mobility DCS Corporation, a PCS company.

   J. Mark Allen has been our vice president of marketing since June 2000. From January 2000 to June 2000, Mr. Allen served as vice president of marketing with RetailExchange.com in Boston. From July 1999 to January 2000, Mr. Allen served as a management consultant to several internet start-up companies. During the previous five years, Mr. Allen was vice president of marketing for Conxus Communications a wireless email and voice mail start-up supported by Motorola, Inc. and was responsible for a number of marketing leadership roles in the launch of the first PCS service in the nation under the Sprint Spectrum brand with Sprint PCS (American Personal Communications). Prior to that, Mr. Allen held several management positions at SkyTel in marketing, international operations and customer management. Mr. Allen has over 15 years of marketing and operations management experience.

   Barbara L. Blackford has been our vice president, general counsel and secretary since September 2000. From October 1997 to September 2000, Ms. Blackford was associate general counsel and secretary with Monsanto Company, serving in a variety of roles, including head of the corporate and mergers and acquisitions law groups and general counsel of Cereon Genomics. Prior to joining Monsanto Company, Ms. Blackford was a partner with the private law firm Long, Aldridge & Norman in Atlanta, Georgia. Ms. Blackford spent twelve years with the law firm Kutak Rock, which is consistently ranked among the top ten public finance firms nationally.

   Alan B. Catherall has been our chief financial officer since March 1998. From April 1996 to present, Mr. Catherall has served as a partner in Tatum CFO Partners, a financial consulting firm. From August 1994 to April 1996, Mr. Catherall was chief financial officer of Syncordia Services, a joint venture of MCI and British Telecom that provides telecom outsourcing services.

   Charles S. Goldfarb has been our vice president of sales, coastal region, since January 2000. From September 1991 to January 2000, Mr. Goldfarb worked at Paging Network Inc., most recently as its area vice president and general manager for the Virginia, North Carolina and South Carolina region. Mr. Goldfarb has over 10 years of wireless experience and has been successful in numerous start-up markets. Prior to his wireless experience, Mr. Goldfarb worked at ITT Financial Services as its assistant vice president of operations in the Washington, DC area.

   Jonathan M. Pfohl has been our vice president, sales operations, since January 2001. Mr. Pfohl joined AirGate in June 1999 as the company's vice president, financial operations. Prior to joining AirGate, Mr. Pfohl was responsible for oversight of regional financial and planning activities at Sprint PCS. He has over 10 years of wireless telecommunications industry experience, including financial and strategic planning roles at Frontier Corporation.

   Michael D. Picchi has been our vice president, controller since November 1999. From May 1997 until November 1999, Mr. Picchi served as controller for OutSource Partners, Inc., a privately held building services company. Prior to joining OutSource Partners, Mr. Picchi held various corporate finance and accounting positions with Fruehauf Trailer Corporation, Conseco, Arvin Industries and Coopers & Lybrand, LLP.

   Dennis K. Rabon has been our vice president of sales, interior region, since September 2000. Mr. Rabon joined AirGate in October 1999 as market manager for the Columbia, South Carolina market. From July 1999 to September 1999, Mr. Rabon was a general sales manager for PageNet in Atlanta, Georgia. From December 1996 to July 1999, Mr. Rabon worked for Bandag Inc. initially as a sales development manager and most recently as a fleet sales manager. From August 1995 to December 1996, Mr. Rabon was a territory manager at Michelin Tire Corporation in Greenville, South Carolina. Mr. Rabon has ten years of management experience.

   David C. Roberts has been our vice president of engineering and network operations since July 1998. From July 1995 to July 1998, Mr. Roberts served as director of engineering for AirLink II LLC, an affiliate of AirGate's predecessor company.

Board of Directors

   Our board of directors is fixed at nine members. We currently have eight members on our board of directors. The former iPCS stockholders have the right, subject to our approval, to designate prior to December 31, 2001 an independent member to our board of directors. The board of directors is divided into three classes of directors, as nearly equal in number as possible, with one class elected each year at the annual meeting of stockholders.

   Bernard A. Bianchino, age 53, has served as one of our directors since May 2001. Mr. Bianchino has more than fourteen years of telecommunications experience. Most recently, from January to May 2001, Mr. Bianchino served as the Chief Executive Officer of OnFiber Communications, a privately held local fiber access company. From October 1995 through December 2000, Mr. Bianchino was employed by Sprint Corporation. During this period he served as the Chief Business Development Officer of Sprint PCS from October 1995 through July 2000 and Chief Executive Officer of Pegaso PCS, a Mexican carrier in which Sprint Corporation holds a minority interest, from July 2000 through December 2000. Prior to that time, Mr. Bianchino served in a variety of telecommunications industry and legal positions, including various legal positions with Sprint Corporation culminating as Vice President Law-General Business, and a period as Executive Vice President, General Counsel and External Affairs at Qwest Communications. Prior to 1986, he served as an attorney with Exxon Corporation and its affiliates and as an attorney with the U.S. Department of Energy and its predecessors. Mr. Bianchino holds a B.A. (1970) and J.D. (1974) from Washburn University.

   Michael S. Chae, age 33, has served as one of our directors since November 30, 2001. Mr. Chae served as a director of iPCS from August 2000 until resigning from such position at the effective time of iPCS' merger with AirGate. Mr. Chae also serves as a Principal of the Principal Investment Group of The Blackstone Group, L.P. Since joining Blackstone in 1997, Mr. Chae has been responsible for the execution of many of Blackstone's principal investments in the communications sector. Prior to joining Blackstone, Mr. Chae worked at the Carlyle Group, L.P., a Washington, D.C. based private equity investment firm and at Dillon, Read & Co. Mr. Chae is a graduate of Harvard College, Cambridge University and Yale Law School.

   John R. Dillon, age 60, has served as one of our directors since February 2000. Mr. Dillon retired from Cox Enterprises in December 1996. Prior to his retirement, Mr. Dillon was responsible for all of Cox Enterprises' corporate financial activities as well as planning and development. Mr. Dillon joined Cox Communications in 1981 as its vice president and chief financial officer. Mr. Dillon was instrumental in taking Cox Communications private in 1985 and merging it with Cox Newspapers to form Cox Enterprises at which time he was elected senior vice president, chief financial officer and as a member of its board of directors. Mr. Dillon initiated numerous telephony ventures and was Cox Enterprises' founding board member of Sprint PCS. Mr. Dillon holds an M.B.A. from Harvard Business School and a B.E.E. degree from Georgia Institute of Technology. Mr. Dillon is also a director of Ciena Corp., a manufacturer of optical networking equipment.

   Thomas M. Dougherty, age 57, has served as one of our directors since April 1999 and has been our president and chief executive officer since April 1999. From March 1997 to April 1999, Mr. Dougherty was a senior executive of Sprint PCS. From June 1996 to March 1997, Mr. Dougherty served as executive vice president and chief operating officer of Chase Telecommunications, a personal communications services company. Mr. Dougherty served as president and chief operating officer of Cook Inlet BellSouth PCS, L.P., a start-up wireless communications company, from November 1995 to June 1996. Prior to October 1995, Mr. Dougherty was vice president and chief operating officer of BellSouth Mobility DCS Corporation, a PCS company.

   Robert A. Ferchat, age 66, has served as one of our directors since October 1999. From November 1994 to January 1999, Mr. Ferchat served as the chairman of the board of directors, president and chief executive officer of BCE Mobile Communications, a wireless telecommunications company. From January 1999 until May 1999, Mr. Ferchat was chairman of BCE Mobile Communications. Mr. Ferchat is also a director and non-executive chairman of GST Telecommunications and a director of Brookfield Properties Corp., as well as two other companies that are traded on the Toronto Exchange.

   Sidney E. Harris, age 52, has served as one of our directors since May 2001. Dr. Harris is the Dean of the J. Mack Robinson College of Business at Georgia State University, and has held such position since 1997. From July 1987 to July 1997, Dr. Harris was Professor of Management at the Peter F. Drucker Graduate School of Management at the Claremont Graduate School, and he was Dean of the School of Management from September 1991 to July 1996. Dr. Harris is also a director of Transamerica Investors, Inc., an investment management company, and TSYS, Inc., a credit/debit card processor, and the ServiceMaster Company, a home and institutional services company.

   Barry J. Schiffman, age 55, has served as one of our directors and our chairman since October 1998. Mr. Schiffman is the president and executive managing director of JAFCO America Ventures, Inc., a venture capital firm, and has held such position since 1996. From 1994 until he joined JAFCO, he was a general partner at Weiss, Peck & Greer Venture Partners. Mr. Schiffman is also a member of the board of directors of Lightspan.com, a publicly held educational software company, and of several other private companies.

   Timothy M. Yager, age 32, has served as one of our directors since November 30, 2001. Mr. Yager served as the President and Chief Executive Officer and a director of iPCS from its formation in early 1999 until resigning from such positions at the effective time of iPCS' merger with AirGate. From January 1995 to January 1999, he was the Senior Vice President of Geneseo Communications, Inc., an independent telephone company in Illinois. During this time, he founded and was also the Chief Operating Officer, General Manager and later the President of GenSoft Systems, Inc., a subsidiary of Geneseo Communications, Inc., that designs software to provide information and billing services to the telecommunications industry.

                             SELLING STOCKHOLDERS

   The following table sets forth information with respect to beneficial ownership of our common stock by the selling stockholders, as of November 30, 2001 and as adjusted to reflect the sale of the shares offered hereby:


                                            Beneficial Ownership                Beneficial Ownership
                                          Prior to the Offering/(1)/ Number of After the Offering/(1)/
-                                         ------------------------    Shares   ---------------------
Name and Address                             Shares       Percentage  Offered    Shares     Percentage
----------------                           ---------      ---------- --------- ---------    ----------
Geneseo Communications, Inc./(2),(3)/.... 2,465,253           9.6%     350,000 2,115,253        8.2%
Cambridge Telcom, Inc./(2)/.............. 2,113,074           8.2      250,000 1,863,074        7.2
The Blackstone Group/(4),(5)/............ 4,253,397          16.5    1,675,018 2,578,379       10.0
The TCW Group, Inc./(6)/.................   566,190           2.2      512,793    53,397          *
TCW/Crescent Mezzanine, LLC/(7)/.........   576,652           2.2      512,797    63,855          *
Cass Communications Management, Inc./(2)/   704,358           2.7      200,000   504,358        2.0
Technology Group, LLC/(2)/...............   704,358           2.7      150,000   554,358        2.2
Montrose Mutual PCS, Inc./(2)/...........   704,358           2.7      175,000   529,358        2.1
Gridley Enterprises, Inc./(2),(8)/.......   352,179           1.4      141,892   210,287          *
Timothy M. Yager/(9)/....................   266,630           1.0       32,500   234,130          *
                                                                     ---------
   Total Shares Offered..................                            4,000,000
                                                                     =========

---------------------
*  Less than 1%.
(1)Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. A person is deemed to be the beneficial owner of common stock if such person has or shares the right to vote or dispose of such common stock, or has the right to acquire beneficial ownership at any time within 60 days of the date of this table.
(2)This stockholder, together with other investors, formed Illinois PCS, LLC. In exchange for its capital contribution, the stockholder received membership interests in Illinois PCS, LLC. Such entity was then reorganized as a corporation on July 12, 2000 when the stockholder's limited liability company interests were converted into iPCS common stock.
(3)Geneseo Communications, Inc. leases T-1 lines and provides other telecommunication services to iPCS.
(4)This stockholder, together with certain of its affiliates, purchased a portion of an aggregate of $120.0 million of iPCS convertible preferred stock in July and December 2000. Such iPCS convertible preferred stock was automatically converted into iPCS common stock immediately prior to the effective time of the merger, and then exchanged into our common stock at the effective time. Pursuant to the merger agreement, this group of stockholders has designated Michael S. Chae to serve on our board of directors.
(5)Of the 4,253,397 shares, 1,928,344 are held by Blackstone Communications Partners I L.P. ("BCOM"), 1,658,694 are held by Blackstone iPCS Capital Partners L.P. ("BICP"), 582,354 are held by Blackstone/iPCS L.L.C. ("BLLC"), 4,780 are shares issuable to Blackstone Management Partners III pursuant to options that vested at the effective time of the merger, 71,302 are shares issuable upon exercise of warrants by Blackstone Mezzanine Partners L.P. ("BMP") and 7,923 are shares issuable upon exercise of warrants by Blackstone Mezzanine Holdings L.P. ("BMH"). Blackstone Communications Management Associates I L.L.C. is the general partner of BCOM. Blackstone Media Management Associates III, L.L.C. is the general partner of BICP. Blackstone Media Management Associates III, L.L.C. is the manager of BLLC. Blackstone Mezzanine Associates L.P. is the general partner of BMP and BMH. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of Blackstone, and as such may also be deemed to share beneficial ownership of the shares held by each of these entities.
(6)Consists of 512,793 shares and warrants to purchase 53,397 shares held by the following affiliates of The TCW Group, Inc.: TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P., TCW Shared Opportunity Fund II, L.P., Shared Opportunity Fund IIB, L.L.C. and TCW Shared Opportunity Fund III, L.P. The TCW Group, Inc. may be deemed to be controlled by Societe Generale Asset Management, S.A., a company incorporated under the laws of France ("SGAM"). SGAM is owned by Societe Generale, S.A., a company incorporated under the laws of France.

(7)Consists of 512,797 shares and warrants to purchase 63,855 shares held by the following affiliates of TCW/Crescent Mezzanine, LLC: TCW/Crescent Mezzanine Partners II, L.P. and TCW/Crescent Mezzanine Trust II. The business, property and affairs of TCW/Crescent Mezzanine, LLC are managed exclusively by its board or directors, which consists of the following individuals: Mark L. Attanasio, Robert D. Beyer, Jean-Marc Chapus, Jack D. Furst, Thomas O. Hicks, William C. Sonneborn and Marc I. Stern. These entities, together with the affiliates of The TCW Group, Inc. specified in
   (6) above, are referred to in this document as TCW.
(8)Gridley Enterprises, Inc. leases a switching location to iPCS.
(9)Pursuant to the merger agreement, iPCS designated Mr. Yager to serve on our board of directors at the effective time of the merger. Mr. Yager was one of the members of Illinois PCS, LLC prior to its reorganization. Of the 266,630 shares, 46,131 are held individually by Mr. Yager, 53,631 are held individually by his wife, 7,500 are held by a charitable foundation established by Mr. Yager, and 159,368 are shares issuable to Mr. Yager pursuant to options that vest at the effective time of the merger. Mr. Yager disclaims beneficial ownership of shares owned by his wife and the charitable foundation.

   See the accompanying prospectus and information incorporated by reference for additional information regarding our relationship with the selling stockholders.

                        SHARES ELIGIBLE FOR FUTURE SALE

   As of November 30, 2001, we had issued and outstanding an aggregate of 25,745,622 shares of our common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless such shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately 4,645,675 shares of our common stock will be restricted securities or control securities, each as defined in Rule 144 under the Securities Act, which may only be sold in the public market if registered under the Securities Act or in accordance with an exemption from the registration requirements of the Securities Act or an exemption from registration under Rule 144 under the Securities Act. Of these restricted and control securities, all will be available for sale in the public market, subject to the volume limitations and other conditions of Rule 144, immediately upon the expiration of the lock-up period described below.

   In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from us or the date they were acquired from an affiliate, then the holder of such restricted securities, including an affiliate, is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the common stock or the average weekly reported volume of trading of the common stock on The Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Sales under Rule 144 are also subject to requirements regarding providing notice of such sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.

   Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate, as applicable, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares in the public market without regard to the volume limitations and other restrictions described above.

Lock-Up Agreements

   In connection with the closing of the iPCS merger, we entered into a lock-up agreement with each of the selling stockholders. The lock-up agreements prohibit the selling stockholders from selling or otherwise disposing of the shares of our common stock they received in the merger for a minimum of 120 days after the completion of the merger, other than in connection with this offering. For the founding iPCS stockholders, 20% of their shares of our common stock generally will be released from the lock-up restrictions 120 days after the effective time of the merger, an additional 30% will be released 211 days after the effective time and the remaining 50% will be released 301 days after the effective time. For iPCS stockholders that are affiliates of Blackstone and TCW, the lock-up period will apply for a period of 120 days after the effective time of the merger. The expiration of the lock-up period for the founding iPCS stockholders, Blackstone and TCW is subject to the expiration of the 90-day lock up period the selling stockholders agreed to with the underwriters.

Registration Rights

   In connection with the closing of the iPCS merger, we entered into a registration rights agreement with the selling stockholders. The registration rights agreement gives the selling stockholders, upon the request of Blackstone, the right to demand that we undertake an underwritten public offering of shares of our common stock acquired by the selling stockholders in connection with the merger. The selling stockholders have the right to demand that we effect an underwritten public offering one time during the 120-day period following the completion of the merger and one time after the one-year anniversary of the completion of the merger. In the event that Blackstone transfers 75% of the shares of our common stock held by it immediately after the effective time of the merger without exercising this demand right, Geneseo Communications, Inc., one of the iPCS founding stockholders, will have the ability to exercise such demand right. The registration statement of which this prospectus supplement and accompanying prospectus are a part was filed by us in accordance with our obligations under the registration rights agreement.

   The number of shares of our common stock to be sold in a public offering following exercise of a demand right by the selling stockholders is subject to market conditions and depends upon the number of shares of our common stock that the selling stockholders request to be included in such offering. Generally, 75% of the shares included in an offering will be shares owned by Blackstone and TCW and 25% will be shares owned by the founding iPCS stockholders. We have no obligation, however, to complete an underwritten public offering unless the sale of shares of our common stock requested to be included in such offering would result in initial aggregate proceeds of at least $40 million. The registration rights agreement prohibits us from undertaking a separate public sale or distribution of our common stock during a period of 90 days after the completion of an underwritten offering following exercise of a demand right by the selling stockholders.

                                 UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated December   , 2001, we and the selling stockholders have agreed
to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Lehman Brothers Inc., UBS Warburg LLC, William Blair & Company, L.L.C., Thomas Weisel Partners LLC and TD Securities (USA) Inc. are acting as representatives, the following respective numbers of shares of our common stock:

                                                        Number
                Underwriter                            of Shares
                -----------                            ---------
                Credit Suisse First Boston Corporation
                Lehman Brothers Inc...................
                UBS Warburg LLC.......................
                William Blair & Company, L.L.C........
                Thomas Weisel Partners LLC............
                TD Securities (USA) Inc...............
                   Total..............................

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $    per share. The
underwriters and selling group members may allow a discount of $    per share
on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

   The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

                                                       Per Share                       Total
                                             ----------------------------- -----------------------------
                                                Without          With         Without          With
                                             Over-allotment Over-allotment Over-allotment Over-allotment
                                             -------------- -------------- -------------- --------------
Underwriting Discounts and Commissions
  paid by selling stockholders..............       $              $              $              $
Expenses payable by the selling stockholders       $              $              $              $
Underwriting Discounts and Commissions
  paid by us................................       $              $              $              $
Expenses payable by us......................       $              $              $              $

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation and Lehman Brothers Inc. for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

   Our officers, directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation and Lehman Brothers Inc. for a period of 90 days after the date of this prospectus supplement.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

   In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

    . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    . In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors, or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

   Credit Suisse First Boston Corporation, Lehman Brothers Inc. and UBS Warburg LLC have performed and expect to continue to perform financial advisory investment banking services for us for which they have received and will receive customary compensation. An affiliate of Lehman Brothers Inc. also is acting as the administrative agent under AirGate's senior credit facility for which they have received and will receive customary compensation. In addition, an affiliate of TD Securities (USA) Inc. is acting as the administrative agent under iPCS' senior secured credit facility for which they have received and will receive customary compensation.

                         NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

    . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

    . where required by law, that the purchaser is purchasing as principal and not as agent, and

    .  the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action--Ontario Purchasers Only

   Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. Such a purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If such a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

   All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or persons outside of Canada.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of our common stock offered hereby will be passed upon by our counsel, Winston & Strawn. Certain legal matters will be passed upon for the underwriters by Mayer, Brown & Platt.

                                    EXPERTS

   The consolidated financial statements and schedule of AirGate PCS, Inc. and subsidiaries as of September 30, 2001 and 2000, and for the years ended September 30, 2001, and 2000, the nine month period ended September 30, 1999 have been included herein and in the registration statement and incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing herein and in the registration statement and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

   The consolidated financial statements of iPCS, Inc. and Subsidiaries and Predecessor as of September 30,
2001, December 31, 2000 and 1999, and for the nine months ended September 30, 2001 and 2000, for the year ended December 31, 2000 and for the period from January 22, 1999 (date of inception) through December 31, 1999, included in this prospectus supplement and registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at: http://www.sec.gov. Reports, proxy statements and other information pertaining to us may also be inspected at the offices of The Nasdaq National Market, which is located at 1735 K. Street, N.W., Washington, D.C. 20006.

   We filed a registration statement on Form S-3 to register with the SEC our common stock to be issued in this offering. This prospectus supplement and the accompanying prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information you can find in our registration statement or the exhibits to the registration statement.

   You should rely only on the information or representations provided in this prospectus supplement, the accompanying prospectus or any additional prospectus supplement. We have not authorized anyone else to provide you with different information. We may not make an offer of our common stock in any state where the offer is not permitted. The delivery of this prospectus supplement and accompanying prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of such document. It also does not mean that the information in this prospectus supplement and accompanying prospectus is correct after this date.

   Our address on the world wide web is http://www.airgatepcsa.com. The information on our web site is not a part of this document.

                          INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this document, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

Filings                                              Period or Date Filed
-------                                              --------------------
Annual Report on Form 10-K.......................... Year ended September 30, 2001

Current Reports on Form 8-K......................... November 30, 2001

The description of our common stock set forth in the registration statement on Form 8-A (File
  No. 0-27455), as filed with the SEC on
  September 24, 1999

   We incorporate by reference additional documents that we may file with the SEC between the date of this document and the date of the completion of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

   You can obtain any of the documents incorporated by reference in this document from us, or from the SEC through the SEC's Internet world wide web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from us at the following address:

                               AirGate PCS, Inc.
                                 Harris Tower
                      233 Peachtree Street NE, Suite 1700
                            Atlanta, Georgia 30303
                           Attention: Sharon Kushner
                                (404) 525-7272
                       E-mail: skushner@airgatepcsa.com

   Any statement contained in a document incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded for the purpose of this prospectus supplement and accompanying prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and accompanying prospectus.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AIRGATE PCS, INC. AND SUBSIDIARIES--CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report........................................................................  F-2
Consolidated Balance Sheets as of September 30, 2001 and 2000.......................................  F-3
Consolidated Statements of Operations for the Years Ended September 30, 2001 and 2000, and the Nine
  Months Ended September 30, 1999...................................................................  F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended September 30, 2001 and
  2000, and the Nine Months Ended September 30, 1999................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended September 30, 2001 and 2000, and the Nine
  Months Ended September 30, 1999...................................................................  F-6
Notes to Consolidated Financial Statements..........................................................  F-8
Schedule--Valuation and Qualifying Accounts......................................................... F-29

iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR--CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report........................................................................ F-30
Consolidated Balance Sheets as of September 30, 2001, December 31, 2000 and 1999.................... F-31
Consolidated Statements of Operations for the Nine Months Ended September 30, 2001 and 2000, for the
  Year Ended December 31, 2000 and for the Period from January 22, 1999 (date of inception) through
  December 31, 1999................................................................................. F-32
Consolidated Statements of Redeemable Preferred Stock and Equity (Deficiency) for the Nine Months
  Ended September 30, 2001, for the Year Ended December 31, 2000 and for the Period from January 22,
  1999 (date of inception) through December 31, 1999................................................ F-33
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2001 and 2000, for the
  Year Ended December 31, 2000 and for the Period from January 22, 1999 (date of inception) through
  December 31, 1999................................................................................. F-34
Notes to Consolidated Financial Statements.......................................................... F-35

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
AirGate PCS, Inc.:

   We have audited the accompanying consolidated balance sheets of AirGate PCS, Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended September 30, 2001 and 2000, and the nine months ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AirGate PCS, Inc. and subsidiaries as of September 30, 2001 and 2000 and the results of their operations and their cash flows for the years ended September 30, 2001 and 2000, and the nine months ended September 30, 1999, in conformity with accounting principles generally accepted in the United States of America.

                                          /S/ KPMG LLP

Atlanta, Georgia
November 9, 2001

                      AIRGATE PCS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
          (Dollars in thousands, except share and per share amounts)

                                                                                           September 30,
                                                                                       --------------------
                                                                                         2001       2000
                                                                                       ---------  ---------
                                       ASSETS
                                       ------
Current assets:
   Cash and cash equivalents.......................................................... $  14,290  $  58,384
   Accounts receivable, net (note 3)..................................................    23,798      4,928
   Receivable from Sprint PCS.........................................................    10,200      3,768
   Inventories........................................................................     4,639      2,902
   Prepaid expenses...................................................................     3,428      2,106
   Direct customer activation costs...................................................     3,693        627
   Other current assets...............................................................     1,291      1,600
                                                                                       ---------  ---------
       Total current assets...........................................................    61,339     74,315
Property and equipment, net (note 4)..................................................   209,326    183,581
Site lease deposits...................................................................        --         --
Financing costs.......................................................................     7,888      9,098
Other assets..........................................................................     2,457      1,954
                                                                                       ---------  ---------
                                                                                       $ 281,010  $ 268,948
                                                                                       =========  =========
                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                   ----------------------------------------------
Current liabilities:
   Accounts payable................................................................... $  10,210  $  21,009
   Accrued expenses...................................................................    13,840      9,548
   Payable to Sprint PCS..............................................................    32,564      5,292
   Deferred revenue...................................................................    10,485      1,828
                                                                                       ---------  ---------
       Total current liabilities......................................................    67,099     37,677
Deferred revenue......................................................................       309        671
Long-term debt (note 5)...............................................................   266,326    180,727
                                                                                       ---------  ---------
       Total liabilities..............................................................   333,734    219,075
                                                                                       ---------  ---------
Stockholders' equity (deficit) (note 7):
   Preferred stock, par value, $.01 per share; 5,000,000 shares authorized; no shares
     issued and outstanding...........................................................        --         --
   Common stock, par value, $.01 per share; 150,000,000 shares authorized;
     13,364,980 and 12,816,783 shares issued and outstanding at September 30, 2001
     and 2000, respectively...........................................................       134        128
   Additional paid-in-capital.........................................................   168,255    161,575
   Accumulated deficit................................................................  (219,567)  (108,577)
   Unearned stock option compensation.................................................    (1,546)    (3,253)
                                                                                       ---------  ---------
       Total stockholders' equity (deficit)...........................................   (52,724)    49,873
                                                                                       ---------  ---------
Commitments and contingencies (notes 2, 5, 9 and 11)..................................        --         --
                                                                                       ---------  ---------
                                                                                       $ 281,010  $ 268,948
                                                                                       =========  =========

       See accompanying notes to the consolidated financial statements.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (Dollars in thousands, except share and per share amounts)



                                                                                                Nine Months
                                                                     Year Ended September 30,      Ended
                                                                     ------------------------  September 30,
                                                                        2001         2000          1999
                                                                     -----------  -----------  -------------
Revenues:
   Service revenue.................................................. $   105,976  $     9,746   $       --
   Roaming revenue..................................................      55,329       12,338           --
   Equipment revenue................................................      10,782        2,981           --
                                                                     -----------  -----------   ----------
          Total revenues............................................ $   172,087  $    25,065   $       --
                                                                     -----------  -----------   ----------
Operating expenses:
   Cost of service and roaming......................................    (116,732)     (27,770)          --
   Cost of equipment................................................     (20,218)      (5,685)          --
   Selling and marketing............................................     (71,617)     (28,357)          --
   General and administrative.......................................     (15,742)     (14,078)      (5,294)
   Noncash stock option compensation
     (In 2001, $1,399 related to general and administrative, $177 related to cost of service and roaming, and $89 related to selling and marketing. In 2000, $1,260 related to general
       and administrative, $223 related to cost of service and
       roaming, and $182 related to selling and marketing. In
       1999, $325 related to general and administrative)............      (1,665)      (1,665)        (325)
   Depreciation and amortization....................................     (30,667)     (12,034)        (622)
                                                                     -----------  -----------   ----------
          Total operating expenses..................................    (256,641)     (89,589)      (6,241)
                                                                     -----------  -----------   ----------
          Operating loss............................................     (84,554)     (64,524)      (6,241)
Interest income.....................................................       2,463        9,321           --
Interest expense....................................................     (28,899)     (26,120)      (9,358)
                                                                     -----------  -----------   ----------
          Net loss.................................................. $  (110,990) $   (81,323)  $  (15,599)
                                                                     ===========  ===========   ==========
Basic and diluted net loss per share of common stock................ $     (8.48) $     (6.60)  $    (4.57)
                                                                     ===========  ===========   ==========
Weighted-average outstanding common shares..........................  13,089,285   12,329,149    3,414,276
                                                                     ===========  ===========   ==========
Weighted-average potentially dilutive
   common stock equivalents:
          Common stock options......................................     510,620      777,758       42,157
          Stock purchase warrants...................................      94,078      142,492       29,187
          Convertible promissory notes..............................          --           --      433,249
                                                                     -----------  -----------   ----------
Weighted-average outstanding common shares including potentially
  dilutive common stock equivalents.................................  13,693,983   13,249,399    3,918,869
                                                                     ===========  ===========   ==========

       See accompanying notes to the consolidated financial statements.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                 (Dollars in thousands, except share amounts)

                 Years ended September 30, 2001 and 2000, and
                   the nine months ended September 30, 1999



                                                                                                             Total
                                                     Common Stock    Additional               Unearned   stockholders'
                                                   -----------------  paid-in   Accumulated stock option    equity
                                                     Shares   Amount  capital     deficit   compensation   (deficit)
                                                   ---------- ------ ---------- ----------- ------------ -------------
Balance at December 31, 1998......................  3,382,518  $ 34   $  6,271   $ (11,655)   $    --      $  (5,350)
Issuance of stock purchase warrants in connection
 with issuance of convertible notes payable to
 stockholders and senior credit facility (notes
 7(b)(i) and 7(b)(ii))............................         --    --      2,369          --         --          2,369
Beneficial conversion feature of convertible notes
 payable to stockholders (note 7(a)(iii)).........         --    --      6,979          --         --          6,979
Unearned compensation related to grant of
 compensatory stock options (note 7(c))...........         --    --      3,225          --     (3,225)            --
Stock option compensation (note 7(c)).............         --               --          --        325            325
Issuance of common stock, net of offering costs
 (note 7(a)(ii))..................................  7,705,000    77    120,391          --         --        120,468
Issuance of warrants in connection with units
 offering (note 7(b)(iii))........................         --    --     10,948          --         --         10,948
Conversion of notes payable to stockholders to
 common stock (note 7(a)(iii))....................    869,683     9      7,697          --         --          7,706
Net loss..........................................         --    --         --     (15,599)        --        (15,599)
                                                   ----------  ----   --------   ---------    -------      ---------
Balance at September 30, 1999..................... 11,957,201   120    157,880     (27,254)    (2,900)       127,846
Conversion of notes payable to stockholders to
 common stock including beneficial conversion
 feature (note 7(a)(iii)).........................     12,533    --        213          --         --            213
Exercise of common stock purchase warrants (notes
 7(b)(i), 7(b)(ii) and 7(b)(iii)).................    762,444     8         (3)         --         --              5
Unearned compensation related to grant of
 compensatory stock options (note 7(c))...........         --    --      2,231          --     (2,231)            --
Issuance of stock purchase warrants in connection
 with senior credit facility (note 7(b)(ii))......         --    --        282          --         --            282
Exercise of stock options (note 7(c)).............     84,605    --      1,185          --         --          1,185
Forfeiture of compensatory stock options
 (note 7(c))......................................         --    --       (213)         --        213             --
Stock option compensation (note 7(c)).............         --               --          --      1,665          1,665
Net loss..........................................         --    --         --     (81,323)        --        (81,323)
                                                   ----------  ----   --------   ---------    -------      ---------
Balance at September 30, 2000..................... 12,816,783   128    161,575    (108,577)    (3,253)        49,873
                                                   ----------  ----   --------   ---------    -------      ---------
Exercise of common stock purchase warrants
 (notes 7(a)(iii).................................     80,641     1         --          --         --              1
Exercise of stock options (note 7(c)).............    467,556     5      6,722          --         --          6,727
Forfeiture of compensatory stock options
 (note 7(c))......................................         --    --        (81)         --         81             --
Stock option compensation (note 7(c)).............         --    --         39          --      1,626          1,665
Net loss..........................................         --    --         --    (110,990)        --       (110,990)
                                                   ----------  ----   --------   ---------    -------      ---------
Balance at September 30, 2001..................... 13,364,980  $134   $168,255   $(219,567)   $(1,546)     $ (52,724)
                                                   ==========  ====   ========   =========    =======      =========

       See accompanying notes to the consolidated financial statements.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars in thousands)



                                                                                                 Year Ended        Nine Months
                                                                                                September 30,         Ended
                                                                                            --------------------  September 30,
                                                                                              2001       2000         1999
                                                                                            ---------  ---------  -------------
Cash flows from operating activities:
  Net loss................................................................................. $(110,990) $ (81,323)   $(15,599)
  Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization...........................................................    30,667     12,034         622
   Amortization of financing costs included in interest expense............................     1,210      1,192          --
   Provision for doubtful accounts.........................................................    10,999        563          --
   Loss on sale of fixed assets............................................................        --         --          19
   Interest expense not payable and associated with accretion of original issue discounts
    and beneficial conversion features.....................................................    23,799     23,043       8,707
   Stock option compensation...............................................................     1,665      1,665         325
   (Increase) decrease in:
      Account receivable, net..............................................................   (29,869)    (5,491)         --
      Receivable from Sprint PCS...........................................................    (6,432)    (3,768)         --
      Inventories..........................................................................    (1,737)    (2,902)         --
      Prepaid expenses.....................................................................    (1,322)      (511)     (1,496)
      Direct customer activation costs.....................................................    (3,066)      (627)         --
      Other current assets.................................................................       309        374        (373)
      Other assets.........................................................................      (391)    (1,709)       (114)
   Increase (decrease) in:
      Accounts payable.....................................................................     2,977      5,016         767
      Accrued expenses.....................................................................     5,764      3,044       4,669
      Payable to Sprint PCS................................................................    27,272      5,292          --
      Deferred revenue.....................................................................     8,295      2,499          --
                                                                                            ---------  ---------    --------
         Net cash used in operating activities.............................................   (40,850)   (41,609)     (2,473)
                                                                                            ---------  ---------    --------
Cash flows from investing activities:
      Capital expenditures.................................................................   (71,270)  (152,397)    (15,706)
      Acquisition of assets................................................................      (502)        --          --
                                                                                            ---------  ---------    --------
         Net cash used in investing activities.............................................   (71,772)  (152,397)    (15,706)
                                                                                            ---------  ---------    --------
Cash flows from financing activities:
   Proceeds from borrowings under the senior secured credit facility.......................    61,800         --      13,500
   Proceeds from issuance of notes payable and related warrants to Lucent..................        --         --       5,000
   Payment on notes payable to Lucent......................................................        --         --     (10,000)
   Proceeds from issuance of warrants and senior subordinated discount notes in units
    offering...............................................................................        --         --     156,057
   Financing cost on senior credit facility and units offering.............................        --         --     (11,622)
   Proceeds from issuance of common stock..................................................        --         --     130,985
   Offering costs..........................................................................        --         --     (10,517)
   Payment of note payable.................................................................        --         --      (1,000)
   Payment of note payable to Sprint PCS...................................................        --     (7,700)         --
   Proceeds from issuance of convertible notes payable to stockholders and related
    warrants...............................................................................        --         --       2,530
   Payments on notes payable to stockholders...............................................        --         --        (150)
   Proceeds from exercise of common stock purchase warrants................................         1          5          --
   Proceeds from exercise of employee stock options........................................     6,727      1,185          --
                                                                                            ---------  ---------    --------
         Net cash provided by (used in) financing activities...............................    68,528     (6,510)    274,783
                                                                                            ---------  ---------    --------
         Net (decrease) increase in cash and cash equivalents..............................   (44,094)  (200,516)    256,604
Cash and cash equivalents at beginning of period...........................................    58,384    258,900       2,296
                                                                                            ---------  ---------    --------
Cash and cash equivalents at end of period................................................. $  14,290  $  58,384    $258,900
                                                                                            =========  =========    ========
Supplemental disclosure of cash flow information-cash paid for interest.................... $   3,846  $   2,609    $    503
                                                                                            =========  =========    ========

                                  (continued)

                      AIRGATE PCS, INC. AND SUBSIDIARIES

                            (Dollars in thousands)



                                                                                           Year Ended     Nine Months
                                                                                         September 30,       Ended
                                                                                        ---------------  September 30,
                                                                                         2001    2000        1999
                                                                                        ------  -------  -------------
Supplemental disclosure of non-cash investing and financing activities:
   Capitalized interest................................................................ $2,917  $ 5,938     $ 1,109
   Grant of common stock purchase warrants related to senior credit facility...........     --      282         658
   Convertible notes payable to stockholders and accrued interest converted to equity..     --      102       7,706
   Beneficial conversion feature of convertible notes payable to stockholders..........     --      111       6,979
   Grant of compensatory stock options.................................................     --    2,231       3,225
   Forfeiture of compensatory stock options............................................    (81)    (213)         --
   Modification of stock options.......................................................     39       --          --
   Network assets acquired and not yet paid............................................     --   15,248      16,236



       See accompanying notes to the consolidated financial statements.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1) Business, Basis of Presentation and Summary of Significant Accounting
Policies

  (a) Business and Basis of Presentation

   AirGate PCS, Inc. and subsidiaries and predecessors (collectively, the "Company") were formed for the purpose of becoming a leading provider of wireless Personal Communication Services ("PCS"). In July 1998, the Company's predecessor entered into a series of agreements with Sprint and Sprint PCS under which it agreed to construct and manage a PCS network using Sprint PCS' licensed spectrum and supporting Sprint PCS' services within a specified territory in the southeastern United States. AirGate PCS, Inc., formed in October 1998, is the exclusive network partner of Sprint PCS products and services in its territory and is licensed to use the Sprint PCS brand name in 21 markets located in the southeastern United States. The consolidated financial statements included herein include the accounts of AirGate PCS, Inc. and its wholly-owned subsidiaries, AGW Leasing Company, Inc., and AirGate Network Services, LLC for all periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

   The PCS market is characterized by significant risks as a result of rapid changes in technology, increasing competition and the cost associated with the build-out of a PCS network. The Company's continuing operations are dependent upon Sprint's and Sprint PCS' ability to perform their obligations under the Company's Sprint Agreements. Additionally, the Company's ability to attract and maintain a sufficient customer base is critical to achieving breakeven cash flow. Changes in technology, increased competition, economic conditions or inability to achieve breakeven cash flow, among other factors, could have an adverse effect on the Company's financial position and results of operations.

  (b) Cash and Cash Equivalents

   Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and investments in commercial paper rated A-1/P-1 or better with original maturities of three months or less.

  (c) Inventories

   Inventories consist of handsets and related accessories. Inventories are carried at the lower of cost (determined using the weighted average method) or market. Market is determined using replacement cost.

  (d) Property and Equipment, net

   Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives used by the Company are as follows:

                                                       Useful Life
                                                       -----------
             Network assets...........................   7 years
             Computer equipment.......................   3 years
             Furniture, fixtures, and office equipment   5 years

   Construction in progress includes expenditures for the purchase of capital equipment, design services, and construction services, and testing of the Company's network. The Company capitalizes interest on its construction in progress activities. Interest capitalized for the years ended September 30, 2001 and 2000, totaled

                      AIRGATE PCS, INC. AND SUBSIDIARIES

$2.9 million and $5.9 million, respectively. When the network assets are placed in service, the Company transfers the assets from construction in progress to network assets and depreciates those assets over their estimated useful life.

  (e) Financing Costs

   Costs incurred in connection with the senior credit facility and senior subordinated discount notes were deferred and are amortized into interest expense over the term of the respective financing using the straight-line method.

  (f) Income Taxes

   The Company uses the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis and net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

  (g) Net Loss Per Share

   The Company computes net loss per common share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." Basic and diluted net loss per share of common stock is computed by dividing net loss for each period by the weighted-average outstanding common shares. No conversion of common stock equivalents has been assumed in the calculations since the effect would be antidilutive. As a result, the number of weighted-average outstanding common shares as well as the amount of net loss per share are the same for basic and diluted net loss per share calculations for all periods presented.

  (h) Revenue Recognition

   The Company sells handsets and accessories which are recorded as equipment revenue at the time of the sale. Service revenue is recognized as service is provided. Roaming revenue is recognized when subscribers from Sprint PCS' and its network partners' and non-Sprint PCS subscribers roam onto the Company's network.

   Sprint PCS retains 8% of collected service revenues from subscribers based in the Company's markets and from non-Sprint PCS subscribers who roam onto the Company's network. Affiliation fees accrued or paid to Sprint PCS for the years ended September 30, 2001 and 2000 were $7.6 million and $0.8 million, respectively, and are included in cost of service and roaming. Revenues generated from the sale of handsets and accessories and from roaming services provided to Sprint PCS and its networks partners' customers are not subject to the 8% affiliation fee payable to Sprint PCS.

   The accounting policy for the recognition of activation fee revenue is to record the revenue over the periods such revenue is earned in accordance with the current interpretations of Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." The Company does not recognize revenue from subscribers for which the likelihood of collecting such revenue is not reasonably assured.

   Activation fee revenue and direct customer activation costs have been deferred and are recorded over the average life for those customers (30 months) that pay an activation fee. Those customers for which the Company

                      AIRGATE PCS, INC. AND SUBSIDIARIES
waives the activation fee must enter into an Advantage Agreement and the direct customer activation cost is deferred and recorded over the contractual term of the Advantage Agreement (12 months). For the years ended September 30, 2001 and 2000, the Company recognized approximately $3.4 million and $0.1 million of activation fee revenue, respectively, and $2.8 million and $0.1 million of direct customer activation costs, respectively. The Company has deferred $5.1 million and $1.2 million of activation fee revenue as of September 30, 2001 and 2000, respectively, to future periods. Further, the Company has deferred $3.9 million and $1.2 million of direct customer activation costs to future periods, as of September 30, 2001 and 2000, respectively.

  (i) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

   The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of ("SFAS No. 121")." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. At September 30, 2001 and 2000, the Company did not have any impaired assets.

  (j) Selling and Marketing

   The Company expenses advertising costs when the advertisement occurs. Total advertising expense was approximately $13.0 million and $7.5 million for the years ended September 30, 2001 and 2000, respectively, and $0.1 million for the nine months ended September 30, 1999. The Company also includes handset subsidies on units sold by third parties in selling and marketing. Handset subsidies for the years ended September 30, 2001 and 2000 were $12.8 million and $3.7 million, respectively.

  (k) New Accounting Pronouncements

   In June 2001, the FASB issued SFAS No. 141, "Business Combinations ("SFAS No. 141")", which is effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires companies to account for all business combinations using the purchase method of accounting, recognize intangible assets if certain criteria are met, as well as provide additional disclosures regarding business combinations and allocation of purchase price. The Company has adopted SFAS No. 141 as of July 1, 2001, and the impact of such adoption did not have an impact on the Company's financial statements.

   In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets ("SFAS No. 142")," which eliminates amortization of goodwill and intangible assets that have indefinite useful lives and requires annual tests of impairments of those assets. SFAS No. 142 also provides specific guidance about how to determine and measure goodwill and intangible asset impairments, and requires additional disclosures of information about goodwill and other intangible assets. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001 and applied to all goodwill and other intangible assets recognized in its financial statements at that date. Goodwill and intangible assets acquired after June 30, 2001 will be subject to the amortization provisions of the statement. The Company adopted SFAS No. 142 effective October 1, 2001. The adoption is not expected to have a material effect on the Company's consolidated results of operations, financial position, or cash flows.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

   In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144")," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The provisions of the Statement are effective for financial statements issued for fiscal years beginning after December 31, 2001. The adoption is not expected to have a material effect on the Company's consolidated results of operations, financial position or cash flows.

  (l) Use of Estimates

   Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated balance sheets and revenues and expenses during the reporting periods to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

  (m) Change of Fiscal Year

   On October 21, 1999, the Company changed its fiscal year from a calendar year ending on December 31 to a fiscal year ending on September 30 effective September 30, 1999.

  (n) Concentration of Risk

   The Company maintains cash and cash equivalents in an account with a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. The financial institution is one of the five largest banks in the United States and management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts.

   Further, the Company maintains accounts with nationally recognized investment managers. Such deposits are not insured by the Federal Deposit Insurance Corporation. Management does not believe there is significant credit risk associated with these uninsured deposits.

  (o) Comprehensive Income (Loss)

   No statements of comprehensive income (loss) have been included in the accompanying consolidated financial statements since the Company does not have any "Other Comprehensive Income (Loss)" to report.

  (p) Reclassifications

   Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

(2) Sprint Agreements

   In July 1998, the Company signed four major agreements with Sprint and Sprint PCS. They are the management agreement, the services agreement, the trademark and service license agreement with Sprint and the trademark and service license agreement with Sprint PCS. These agreements allow the Company to exclusively offer Sprint PCS products and services in the Company's territory.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

  Management Agreement

   The management agreement has an initial term of 20 years with three 10-year renewals, the first renewal being automatic unless the Company is in material default under the management agreement. The key clauses within the management agreement refer to exclusivity, network build-out, products and services offered for sale, service pricing, roaming, advertising and promotion, program requirements including technical and customer care standards, non-competition, inability to use non-Sprint PCS brands and rights of first refusal and are summarized as follows:

      (a) Exclusivity. The Company is designated as the only person or entity that can manage or operate a PCS network for Sprint PCS in the Company's territory. Except as provided in the management agreement, Sprint PCS and related persons are prohibited from owning, operating, building or managing another wireless mobility communications network in the Company's territory while the management agreement is in place and no event has occurred that would permit the agreement to be terminated.

      (b) Network build-out. In the management agreement, the Company agreed to cover specified percentages of the population at specified coverage levels by specified dates. As of September 30, 2001, the Company had exceeded its initial build-out requirements in all 21 of its markets.

      (c) Products and services offered for sale. The management agreement identifies the products and services that the Company can offer for sale in the Company's territory. The Company cannot offer wireless local loop services specifically designed for the competitive local market in areas where Sprint owns the local exchange carrier unless the Sprint owned local exchange carrier is named as the exclusive distributor or Sprint PCS approves the terms and conditions.

      (d) Service pricing. The Company must offer Sprint PCS subscriber pricing plans designated for regional or national offerings. The Company is permitted to establish local price plans for Sprint PCS products and services only offered in the Company's market, subject to approval rights of Sprint PCS. Sprint PCS retains 8% of the Company's collected service revenues, but remits 100% of revenues derived from roaming by Sprint PCS subscribers located outside the Company's territory, sales of handsets and accessories and proceeds from sales not in the ordinary course of business.

      (e) Roaming. The Company will earn roaming revenues when a Sprint PCS customer from outside of the Company's territory roams onto the Company's network. There are established rates for Sprint PCS' subscribers roaming and similarly, the Company will pay Sprint PCS when subscribers based in the Company's territory use the Sprint PCS nationwide network outside the Company's territory. Pursuant to an agreement in principle announced in April 2001, Spring PCS provided notice of a reduction of the reciprocal roaming rate from $0.20 to $0.15 per minute of use effective June 1, 2001, and to $0.12 per minute of use effective October 1, 2001. The details of the agreement in principle with respect to periods after December 31, 2001 have not yet been finalized, but the reciprocal rate cannot be less than $0.10 per minute until after December 31, 2002.

      (f) Advertising and promotion. Sprint PCS is responsible for all national advertising and promotion of Sprint PCS products and services. The Company is responsible for local advertising and promotion of Sprint PCS products and services in the Company's territory.

      (g) Program requirements including technical and customer care standards. The Company is required to comply with Sprint PCS' program requirements, including technical standards, customer service standards, national and regional distribution and national accounts programs. Sprint PCS can adjust the program requirements under the conditions provided in the management agreement.

      (h) Non-competition. The Company may not offer Sprint PCS products and services outside the Company's territory without the consent of Sprint PCS.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

      (i) Inability to use non-Sprint PCS brands. Without Sprint PCS' consent, the Company may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products or services on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for certain sales to resellers.

      (j) Rights of first refusal. Sprint PCS has certain rights of first refusal to buy the Company's assets upon a proposed sale of all or substantially all of the Company's assets.

   The management agreement can be terminated as a result of a number of events including an uncured breach of the management agreement or bankruptcy of either party to the agreement. In the event that the management agreement is not renewed or terminated, certain formulas apply to the valuation and disposition of the Company's assets.

Amounts related to the Sprint agreements are as follows (dollars in thousands):

                                         Year          Year       Nine months
                                         ended         ended         ended
                                     September 30, September 30, September 30,
                                         2001          2000          1999
                                     ------------- ------------- ------------- -
Amounts included in the Consolidated
  Statements of Operations:
   Cost of service and roaming......    $70,776       $6,935          --
   Selling expense and marketing....     20,827        5,716          --

  Service Agreement

   The services agreement outlines various support services such as activation, billing and customer care that are provided to the Company by Sprint PCS. These services are available to the Company at established rates. Sprint PCS can change any or all of the service rates one time in each twelve-month period. The Company may discontinue the use of any service upon three months written notice. Sprint PCS may discontinue a service provided that it gives nine months written notice. The services agreement automatically terminates upon termination of the management agreement.

  Trademark and Service License Agreements

   The trademark and service mark license agreements with Sprint and Sprint PCS provide the Company with non-transferable, royalty free licenses to use the Sprint and Sprint PCS brand names, the "diamond" symbol and several other trademarks and service marks. The Company's use of the licensed marks is subject to adherence to quality standards determined by Sprint and Sprint PCS. Sprint and Sprint PCS can terminate the trademark and service mark license agreements if the Company files for bankruptcy, materially breaches the agreement or if the management agreement is terminated.

(3) Accounts receivable, net

   On May 1, 2001, pursuant to an agreement in principle, Sprint PCS provided notice of a reduction of the reciprocal roaming rate exchanged between Sprint PCS and the Company for customers who roam into the other party's (or another Sprint PCS network partners') territory. The rate was reduced from $0.20 per minute of use to $0.15 per minute of use beginning June 1, 2001, and to $0.12 per minute of use beginning October 1, 2001. The details of the agreement in principle with respect to periods after December 31, 2001 have not yet been finalized, but the reciprocal rate cannot be less than $0.10 per minute until after December.

   In accordance with the agreement in principle announced in April 2001, Sprint PCS provided notice of reduction of the roaming rate to $0.15 per minute of use on June 1, 2001, and to $0.12 per minute of use on October 1, 2001. The details of the agreement in principle with respect to periods after December 31, 2001 have not yet been finalized, but the reciprocal rate cannot be less than $0.10 per minute until after December 31, 2002.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

   Accounts receivable, net, includes amounts from customers with respect to airtime service charges and amounts from local third party distributors relating to the sale of handsets and accessories. For the years ended September 30, 2001 and 2000, roaming revenues from Sprint PCS totaled $55.3 million and $12.3 million, respectively, or 32% and 49% of total revenues. Of this amount, $10.2 million and $3.8 million was recorded as receivable from Sprint PCS at September 30, 2001 and 2000, respectively.

   The Company records an allowance for doubtful accounts to reflect the expected loss on the collection of receivables. Such allowance is recorded for accounts receivable from customers and third party distributors and totaled $2.8 million at September 30, 2001 compared to $0.6 million at September 30, 2000.

(4) Property and Equipment

   Property and equipment consists of the following at September 30 (dollars in thousands):

                                                 2001      2000
                                               --------  --------
Network assets................................ $217,788  $158,720
Computer equipment............................    3,684     3,081
Furniture, fixtures, and office equipment.....   11,592     6,800
                                               --------  --------
   Total network assets and equipment.........  233,064   168,601
Less accumulated depreciation and amortization  (43,621)  (13,005)
                                               --------  --------
   Total network assets and equipment, net....  189,443   155,596
Construction in progress......................   19,883    27,985
                                               --------  --------
   Property and equipment, net................ $209,326  $183,581
                                               ========  ========

(5) Long-Term Debt

Long-termdebt consists of the following at September 30 (dollars in thousands):

                                                                                           2001     2000
                                                                                         -------- --------
Senior Credit Facility dated August 16, 1999; variable interest of LIBOR + 3.75% (7.28%
  and 10.44% at September 30, 2001 and 2000, respectively); interest due quarterly; (net of unaccreted original issue discount of $574 and $772 at September 30, 2001 and
  2000, respectively, see note 7(b)(ii))................................................ $ 74,726 $ 12,728
Senior Subordinated Discount Notes due 2009; interest at 13.5%; interest accretes until
  October 1, 2004 after which semi-annual interest payments are required beginning
  April 1, 2005 (net of unaccreted original issue discount of $9,524 and $9,853 at
  September 30, 2001 and 2000, respectively, see note 7(b)(iii))........................  191,600  167,999
                                                                                         -------- --------
   Long-term debt, net.................................................................. $266,326 $180,727
                                                                                         ======== ========

  Senior Credit Facility

   On August 16, 1999, the Company entered into a $153.5 million Credit Agreement (the "Senior Credit Facility" or "Credit Agreement"). The Credit Agreement provides for (i) a $13.5 million senior secured term loan (the "Tranche I Term Loan") which matures on June 6, 2007, and (ii) a $140.0 million senior secured term loan (the "Tranche II Term Loan") which matures on September 30, 2008. Mandatory quarterly payments of principal are required beginning December 31, 2002 for the Tranche I Term Loan and March 31, 2004 for the Tranche II Term Loan initially in the amount of 3.75% of the loan balance then outstanding and increasing thereafter. A

                      AIRGATE PCS, INC. AND SUBSIDIARIES
commitment fee of 1.50% on unused borrowings under the Senior Credit Facility is payable quarterly and included in interest expense. For the years ended September 30, 2001 and 2000, commitment fees totaled $1.5 million and $6.0 million, respectively. The Credit Agreement is secured by all the assets of the Company. In connection with this financing, the Company issued to Lucent Technologies, in its capacity as administrative agent and arranger, warrants to purchase 139,035 shares of common stock that were exercisable upon issuance (see note 7(b)(ii)). Additionally, the Company incurred origination fees and expenses of $5.0 million, which have been recorded as financing costs and are amortized as interest expense using the straight-line method.

   The Senior Credit Facility is subject to certain restrictive covenants including maintaining certain financial ratios, reaching defined subscriber growth and network covered population goals, and annual capital expenditures. Further, the Credit Agreement restricts the payment of dividends on the Company's common stock. As of September 30, 2001, the Company is in compliance with all covenants governing the Senior Credit Facility.

  Senior Subordinated Discount Notes

   On September 30, 1999, the Company received proceeds of $156.1 million from the issuance of 300,000 units, each unit consisting of $1,000 principal amount at maturity of 13.5% senior subordinated discount notes due 2009 and one warrant to purchase 2.148 shares of common stock at a price of $0.01 per share (see note 7(b)(iii)). The aggregate principal amount outstanding as of September 30, 2001 of the senior subordinated discount notes was $201.1 million (net of unaccreted original issue discount of $9.5 million). The Company incurred expenses, underwriting discounts and commissions of $6.6 million related to the senior subordinated discount notes which have been recorded as financing costs and are amortized as interest expense using the straight-line method.

   The senior subordinated discount notes contain certain covenants relating to limitations on the Company's ability to, among other acts, sell assets, incur additional indebtedness, and make certain payments. As of September 30, 2001, the Company is in compliance with all covenants governing the senior subordinated discount notes.

   Aggregate minimum annual principal payments due on all issues of long-term debt for the next five years at September 30, 2001 and thereafter are as follows (dollars in thousands):

         Years ending September 30,
         --------------------------
         2002............................................... $     --
         2003...............................................    2,025
         2004...............................................    8,977
         2005...............................................   11,970
         2006...............................................   15,445
         Thereafter.........................................  336,883
                                                             --------
            Total...........................................  375,300
         Less: Unaccreted interest portion of long-term debt  (98,876)
             Unaccreted original issue discounts............  (10,098)
                                                             --------
                Total long-term debt........................ $266,326
                                                             ========

(6) Fair Value of Financial Instruments

   Fair value estimates and assumptions and methods used to estimate the fair value of the Company's financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The Company has used available information to derive its estimates. However, because these estimates are made as of a specific point in time, they are not necessarily indicative of amounts the Company could realize currently. The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts (dollars in thousands).

                      AIRGATE PCS, INC. AND SUBSIDIARIES

                                  September 30, 2001  September 30, 2000
                                  ------------------- -------------------
                                  Carrying Estimated  Carrying Estimated
                                   amount  fair value  amount  fair value
                                  -------- ---------- -------- ----------
       Cash and cash equivalents. $ 14,290  $ 14,290  $ 58,384  $ 58,384
       Accounts receivable, net..   23,798    23,798     4,928     4,928
       Receivable from Sprint PCS   10,200    10,200     3,768     3,768
       Accounts payable..........   15,286    15,286    21,009    21,009
       Accrued expenses..........   13,840    13,840     9,548     9,548
       Payable to Sprint PCS.....   27,488    27,488     5,292     5,292
       Long-term debt............  266,326   267,300   180,727   181,500

(a) Cash and cash equivalents, accounts receivable, receivable from Sprint PCS, accounts payable, accrued expenses and payable to Sprint PCS

   The carrying amounts of these items are a reasonable estimate of their fair value due to the short-term nature of the instruments.

  (b) Long-term debt

   Long-term debt is comprised of the senior subordinated discount notes and the senior credit facility. The fair value of the senior subordinated discount notes is stated at quoted market value as of September 30, 2001 and 2000. As there is no active market for the senior credit facility and the interest rate is variable, management believes that the carrying amount of the senior credit facility is a reasonable estimate of its fair value.

(7) Stockholders' Equity (Deficit)

  (a) Common stock

   (i) Increase in Authorized Common Shares

   On May 26, 2000, at a Special Meeting of the stockholders of AirGate PCS, Inc., the stockholders voted to amend our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock, par value $0.01 per share, from 25,000,000 to 150,000,000 shares.

   (ii) Initial Public Offering

   On September 30, 1999, the Company sold 7,705,000 shares of its common stock at a price of $17.00 per share in its initial public offering pursuant to a registration statement filed on Form S-1 declared effective by the Securities and Exchange Commission on September 27, 1999. Proceeds from the initial public offering were $131.0 million. The Company incurred expenses, underwriting discounts and commissions related to the initial public offering of $10.5 million, which have been reflected as a reduction of the offering proceeds.

   (iii) Conversion of Notes Payable to Stockholders to Common Stock

   On September 30, 1999, $7.3 million of convertible notes payable to stockholders and accrued interest were converted into 869,683 shares of common stock at the applicable conversion price of $8.84 per share, a 48% discount from the initial public offering price. The amount related to the fair value of the beneficial conversion feature of $7.0 million as of the date of issuance (May 1999) has been recorded as additional paid-in-capital and recognized as interest expense from the date of issuance to the expected date of conversion (August 1999).

                      AIRGATE PCS, INC. AND SUBSIDIARIES

   In October 1999, the Company's Board of Directors authorized the issuance of 12,533 additional shares of common stock to the affiliates of Weiss, Peck & Greer Venture Partners and the affiliates of JAFCO American Ventures, Inc. pursuant to a previously authorized promissory note issued by the Company. The shares were authorized for issuance in consideration of $0.1 million of interest that accrued from the period June 30, 1999 to September 28, 1999 on promissory notes issued to the affiliates of Weiss, Peck & Greer Venture Partners and the affiliates of JAFCO American Ventures, Inc. The promissory notes and related accrued interest were converted into shares of common stock at a price 48% less than the price of a share of common stock sold in the Company's initial public offering of common stock. The amount related to the fair value of the beneficial conversion feature of $0.1 million has been recorded as additional paid-in-capital and recognized as interest expense in the year ended September 30, 2000.

   (iv) Stock splits

   Shares of common stock outstanding reflect a 39,134-for-one stock split effective July 9, 1999 and subsequent reverse stock splits of 0.996-for-one, which was effective July 28, 1999, 0.900-for-one which was effective September 15, 1999, and 0.965-for-one which was effective September 27, 1999. All share and stockholders' equity amounts have been restated for all periods presented for these stock splits.

  (b) Common Stock Purchase Warrants

   (i) Warrants Issued to Stockholders

   In August 1998, the Company issued stock purchase warrants to stockholders in consideration for: (1) loans made by the stockholders to the Company which have been converted to additional paid-in capital, (2) guarantees of certain bank loans provided by the stockholders, and (3) in connection with $4.8 million in convertible notes provided by the stockholders.

   In connection with a refinancing of the convertible notes payable to stockholders in May 1999, the Company cancelled the August 1998 warrants and issued new warrants to Weiss, Peck & Greer Venture Partners Affiliated Funds to purchase shares of common stock for an aggregate amount up to $2.7 million at an exercise price 25% less than the price of a share of common stock sold in the initial public offering, or $12.75 per share. The warrants for 214,413 shares were exercisable upon issuance and may be exercised for two years from the date of issuance. The Company allocated $1.7 million of the proceeds from this refinancing to the fair value of the warrants and recorded a discount on the related debt, which was recognized as interest expense from the date of issuance (May 1999) to the expected date of conversion (August 1999).

   In July 2000, all of such warrants were exercised. Net of 40,956 shares surrendered in payment of the exercise price, 173,457 shares of common stock were issued.

   (ii) Senior Credit Facility

   On August 16, 1999, the Company issued stock purchase warrants to Lucent Technologies in consideration of the senior credit facility. The base price of the warrants equals 120% of the price of one share of common stock at the closing of the initial public offering, or $20.40 per share, and the warrants are exercisable for an aggregate of 128,860 shares of the Company's common stock. The warrants expire on August 15, 2004. The Company allocated $0.7 million of the proceeds from the senior credit facility to the fair value of the warrants calculated using the Black-Scholes option pricing model and recorded an original issue discount on the senior credit facility, which is recognized as interest expense over the period from the date of issuance to the maturity date using the effective interest method.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

   In June 2000, AirGate PCS issued stock purchase warrants to Lucent Technologies to acquire 10,175 shares of common stock on terms identical to those discussed in the previous paragraph. The Company recorded a discount on the senior credit facility of $0.3 million, which represents the fair value of the warrants on the date of grant using a Black-Scholes option pricing model. The discount is recognized as interest expense over the period from the date of issuance to maturity using the effective interest method.

   Interest expense relating to both grants of Lucent Technologies warrants for the years ended September 30, 2001 and 2000 and the nine months ended September 30, 1999, was $0.2 million, $0.2 million and $0.02 million, respectively.

   In September 2000, warrants to acquire 128,860 shares of common stock at a price of $20.40 per share were exercised. Net of 48,457 shares surrendered in payment of the exercise price, 80,403 shares of common stock were issued. As of September 30, 2001, warrants to acquire 10,175 shares of common stock remain outstanding.

   (iii) Senior Subordinated Discount Notes

   On September 30, 1999, as part of the Company's senior subordinated discount note offering, the Company issued warrants to purchase 2.148 shares of common stock for each unit at a price of $0.01 per share. In January 2000, the Company's registration statement on Form S-1 relating to warrants to purchase 644,400 shares of common stock issued together, as units, with the Company's $300 million of 13.5% senior subordinated discount notes due 2009, was declared effective by the Securities and Exchange Commission. The Company allocated $10.9 million of the proceeds from the units offering to the fair value of the warrants and recorded a discount on the notes, which is recognized as interest expense over the period from issuance to the maturity date using the effective interest method. For the years ended September 30, 2001 and 2000, amortization of the fair value of the warrants totaling $0.8 million and $0.7 million was recorded as interest expense respectively. The warrants were exercisable beginning upon the effective date of the registration statement registering such warrants, for an aggregate of 644,400 shares of common stock. The warrants expire October 1, 2009. As of September 30, 2001, warrants representing 589,225 shares of common stock had been exercised (80,641 in 2001 and 508,584 in 2000), and warrants representing 55,175 shares of common stock remain outstanding.

  (c) Stock Option Plan

   In July 1999, the Board of Directors approved the 1999 Stock Option Plan, an incentive stock option plan whereby 2.0 million shares of common stock were reserved for issuance to current and future employees. Options under the plan vest at various terms up to a five year period beginning at the grant date and expire ten years from the date of grant. In the nine months ended September 30, 1999, unearned stock option compensation of $3.2 million was recorded for grants made during that period representing the difference between the initial public offering price of $17.00 per share and the exercise price at the date of grant of $14.00 per share. During the year ended September 30, 2000, unearned stock option compensation of $2.2 million was recorded for grants made during that period representing the difference between the exercise price at the date of grant and the fair value at the date of grant. Noncash stock option compensation is recognized over the period in which the related services are rendered and totaled $1.7 million and $1.7 million for the years ended September 30, 2001 and 2000, respectively, and $0.3 million for the nine months ended September 30, 1999.

   On January 31, 2001, the Board of Directors approved the 2001 Non-Executive Stock Option Plan, whereby 150,000 shares of common stock were reserved for issuance to current and future employees who are not eligible for grants under the 1999 Stock Option Plan. Options under the plan vest ratably over a four-year period beginning at the grant date and expire ten years from the date of grant. As of September 30 2001, options to acquire 95,300 shares were outstanding under the terms of the plan.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

   On January 31, 2001, the Board of Directors approved the 2001 Employee Stock Purchase Plan, which made available for issuance 200,000 shares of common stock. The 2001 Employee Stock Purchase Plan allows employees to make voluntary payroll contributions towards the purchase of the Company's common stock. At the end of the offering period, initially the calendar year, the employee will be able to purchase stock at a 15% discount to the market price of the Company's common stock at the beginning or end of the offering period, whichever is lower. As of September 30, 2001 employees had contributed $0.4 million to the plan.

   On July 31, 2001, the Company's Board of Directors approved the AirGate PCS, Inc. 2001 Non-Employee Director Compensation Plan. Pursuant to the plan, non-employee directors receive an annual retainer, which may be comprised of cash, restricted stock or options to purchase shares of the Company's common stock. From May 1, 2001 to September 30, 2001, each of Messrs. Dillon, Ferchat and Schiffman received $5,000 under the plan and each of Messrs. Bianchino and Harris received approximately $4,200. For each plan year (defined as the starting on the day of an annual meeting of the Company's stockholders and ending on the day before the next annual meeting of the Company's stockholders) beginning in 2002, each non-employee director of the Company that chairs one or more committees of the board of directors will receive an annual retainer of $12,000 and all other non-employee directors shall receive $10,000. The recipient may elect to receive up to 50% of such amount in the form of restricted stock or options to purchase shares of the Company's common stock.

   In addition, each non-employee director that joins the Company's Board of Directors after May 1, 2001, shall receive an initial grant of options to acquire 5,000 shares of the Company's common stock. The options will vest in three equal annual installments beginning on the first day of the plan year following the year of grant. Each participant will also receive an annual grant of options to acquire 5,000 shares of the Company's common stock which shall vest on the first day of the plan year following the year of grant. In lieu of this annual grant, the recipient may elect to receive three year's worth of annual option grants in a single upfront grant of options to acquire 15,000 shares of the Company's common stock exercisable in three equal annual installments on the first day of each of the three succeeding plan years. All options will have an exercise price equal to the fair market value of the Company's common stock on the date of grant. The Company will also reimburse each of the non-employee directors for reasonable travel expenses to board and committee meetings.

   The Company applies the provisions of APB Opinion No. 25 and related interpretations in accounting for its stock option and stock purchase plans. Had compensation costs for the Company's stock option and stock purchase plans been determined in accordance with SFAS No. 123, the Company's net loss and basic and diluted net loss per share of common stock for the year ended September 30, 2001 and 2000 and the nine months ended September 30, 1999 would have increased to the pro forma amounts indicated below (dollars in thousands, except for per share amounts):



                                                           Year Ended       Nine Months
                                                         September 30,         Ended
                                                      -------------------  September 30,
                                                        2001       2000        1999
                                                      ---------  --------  -------------
Net loss:
   As reported....................................... $(110,990) $(81,323)   $(15,599)
   Pro forma.........................................  (117,017)  (84,521)    (16,274)
Basic and diluted net loss per share of common stock:
   As reported....................................... $   (8.48) $  (6.60)   $  (4.57)
   Pro forma.........................................     (8.94) $  (6.86)   $  (4.77)

                      AIRGATE PCS, INC. AND SUBSIDIARIES

   The fair value for stock options granted was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:



                           Year Ended    Nine Months
                          September 30,     Ended
                          ------------  September 30,
                          2001   2000       1999
                          -----  -----  -------------
Risk-free interest return   3.5%   6.5%      6.0%
Volatility............... 100.0% 120.0%     60.0%
Dividend yield...........     0      0         0
Expected life in years...     4      5         5

   The following table summarizes activity under the Company's stock option plans:

                                                        Weighted-
                                                         average
                                                        exercise
                                             Number of    price
                                              Options   per share
                                             ---------  ---------
Options outstanding as of December 31, 1998.        --       --
 Granted.................................... 1,075,000   $14.00
                                             ---------   ------
Options outstanding as of September 30, 1999 1,075,000   $14.00
 Granted....................................   600,500   $51.63
 Exercised..................................   (84,605)  $14.00
 Forfeited..................................   (86,250)  $19.15
                                             ---------   ------
Options outstanding as of September 30, 2000 1,504,645   $28.72
 Granted....................................   502,587   $41.35
 Exercised..................................  (467,556)  $14.39
 Forfeited..................................   (82,741)  $36.66
                                             ---------   ------
Options outstanding as of September 30, 2001 1,456,935   $37.23
                                             =========   ======
Options exercisable as of September 30, 2001   406,455   $30.05
                                             =========   ======

   The following table summarizes information for stock options outstanding and exercisable at September 30, 2001:




                                              Weighted-
                                               average         Options Exercisable
                                              remaining    ----------------------------
   Range of     Number of Weighted-average   contractual     Number    Weighted-average
exercise prices  options   exercise price  life (in years) exercisable  exercise price
--------------- --------- ---------------- --------------- ----------- ----------------
    $2.00          10,000      $ 2.00           8.31           5,000        $ 2.00
    14.00         485,089       14.00           7.82         244,093         14.00
 35.63--47.50     678,646       41.79           9.00          84,862         44.33
 52.00--66.94     263,200       64.96           8.84          65,500         66.59
    98.50          20,000       98.50           8.44           7,000         98.50
                ---------      ------           ----         -------        ------
                1,456,935      $37.23           8.57         406,455        $30.05
                =========      ======           ====         =======        ======

  (d) Preferred Stock

   The Company's articles of incorporation authorize the Company's Board of Directors to issue up to 5 million shares of preferred stock without stockholder approval. The Company has not issued any preferred stock as of September 30, 2001.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

(8) Income Taxes

   The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future and any increase or decrease in the valuation allowance for deferred income tax assets.

   Income tax expense (benefit) for the years ended September 30, 2001 and 2000, and the nine months ended September 30, 1999 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 34% to loss before income taxes as a result of the following (dollars in thousands):



                                                              Year Ended       Nine Months
                                                             September 30,        Ended
                                                          ------------------  September 30,
                                                            2001      2000        1999
                                                          --------  --------  -------------
Computed "expected" tax benefit.......................... $(37,737) $(27,650)    $(5,304)
(Increase) decrease in income tax benefit resulting from:
Expenses related to LLC predecessors.....................       --        --           7
Stock option deductions..................................   (2,224)       --          --
State income tax benefit, net of Federal effect..........   (6,120)   (5,116)       (325)
Increase in valuation allowance..........................   44,697    31,000       3,869
Nondeductible interest expense...........................    1,308     1,224       1,916
Other, net...............................................       76       542        (163)
                                                          --------  --------     -------
       Total income tax expense (benefit)................ $     --  $     --     $    --
                                                          ========  ========     =======

   The income tax effect of temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities as of September 30, 2001 and 2000 are presented below (dollars in thousands):

                                                                         2001      2000
                                                                       --------  --------
Deferred income tax assets:
   Net operating loss carryforwards................................... $ 67,818  $ 24,549
   Capitalized start-up costs.........................................    3,942     7,259
   Accrued expenses...................................................      409       295
   Deferred interest expense..........................................   15,735     7,321
                                                                       --------  --------
   Gross deferred income tax assets...................................   87,904    39,424
   Less valuation allowance...........................................  (81,459)  (36,762)
                                                                       --------  --------
   Net deferred income tax assets.....................................    6,445     2,662
   Deferred income tax liabilities, principally due to differences in
     depreciation and amortization....................................   (6,445)   (2,662)
                                                                       --------  --------
   Net deferred income tax assets..................................... $     --  $     --
                                                                       ========  ========

   Deferred income tax assets and liabilities are recognized for differences between the financial statement carrying amounts and the tax basis of assets and liabilities which result in future deductible or taxable amounts and for net operating loss and tax credit carryforwards. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has provided a valuation allowance against all of its deferred income tax assets because the realization of those deferred tax assets is uncertain.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

   The valuation allowance for deferred income tax assets as of September 30, 2001 and 2000 was $81.5 million and $36.8 million, respectively. The net change in the total valuation allowance for the years ended September 30, 2001 and 2000 and the nine months ended September 30, 1999 was an increase of $44.7 million, $31.0 million and $3.9 million, respectively.

   At September 30, 2001, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $172 million, which will expire in various amounts beginning in the year 2019. Approximately $1.4 million of the net operating loss carryforwards that the Company may use to offset taxable income in future years is limited as a result of an ownership change, as defined under Internal Revenue Code Section 382, which occurred effective with the Company's initial public offering of stock on September 30, 1999. The amount of this annual limitation is approximately $2.8 million per year. As a result, it is anticipated that the net operating losses of the Company will be free of any limitation, as a result of the September 30, 1999 change of ownership, in the year ended September 30, 2001. At September 30, 2001, the Company also has a South Carolina general business credit carryforward of approximately $0.5 million available to offset income tax expense from this state that will expire in the year 2009.

   The net operating loss carryforward of $172 million includes deductions of approximately $8.6 million related to the exercise of stock options, which will be credited to additional paid in capital when recognized.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

(9) Condensed Consolidating Financial Information

   AGW Leasing Company, Inc. ("AGW") is a wholly-owned subsidiary of AirGate PCS, Inc. AGW has fully and unconditionally guaranteed the Company's senior subordinated discount notes and senior credit facility. AGW was formed to hold the real estate interests for the Company's PCS network. AGW also was a registrant under the Company's registration statement declared effective by the Securities and Exchange Commission on September 27, 1999. AGW jointly and severally guarantees the Company's long-term debt.

   During fiscal 2000, AirGate Network Services, LLC ("ANS") was created as a wholly-owned subsidiary of AirGate PCS, Inc. ANS has fully and unconditionally guaranteed the Company's senior subordinated discount notes and senior credit facility. ANS was formed to provide construction management services for the Company's PCS network. ANS jointly and severally guarantees the Company's long-term debt.

   The condensed consolidating Balance Sheet for the Company as of September 30, 2001 is as follows (dollars in thousands):

                                                           AGW      AirGate
                                                         Leasing    Network
                                                AirGate  Company,  Services,
                                               PCS, Inc.   Inc.       LLC    Eliminations Consolidation
                                               --------- --------  --------- ------------ -------------
Cash and cash equivalents..................... $ 14,447  $     --   $  (157)  $      --     $ 14,290
Property and equipment, net...................  160,203        --    49,123          --      209,326
Investment in subsidiaries....................   37,540        --        --     (37,540)          --
Other assets..................................  142,738        --       501     (85,845)      57,394
                                               --------  --------   -------   ---------     --------
   Total assets............................... $354,928  $     --   $49,467   $(123,385)    $281,010
                                               ========  ========   =======   =========     ========
Current liabilities........................... $ 68,402  $ 26,301   $58,241   $ (85,845)    $ 67,099
Noncurrent deferred revenue...................      309        --        --          --          309
Long-term debt................................  266,326        --        --          --      266,326
                                               --------  --------   -------   ---------     --------
   Total liabilities..........................  335,037    26,301    58,241     (85,845)     333,734
                                               --------  --------   -------   ---------     --------
Stockholders' Equity (deficit)................   19,891   (26,301)   (8,774)    (37,540)     (52,724)
                                               --------  --------   -------   ---------     --------
   Total liabilities and stockholders' equity
     (deficit)................................ $354,928  $     --   $49,467   $(123,385)    $281,010
                                               ========  ========   =======   =========     ========

   The condensed consolidating statement of operations for the Company for the year ended September 30, 2001 is as follows (dollars in thousands):

                                                            AGW      AirGate
                                                          Leasing    Network
                                                AirGate   Company,  Services,
                                               PCS, Inc.    Inc.       LLC    Eliminations Consolidation
                                               ---------  --------  --------- ------------ -------------
Total revenues................................ $ 172,087  $     --  $     --      $--        $ 172,087
Cost of service and roaming...................  (103,804)  (12,928)       --       --         (116,732)
Selling and marketing.........................   (69,833)   (1,784)       --       --          (71,617)
General and administrative....................   (14,562)     (866)     (313)      --          (15,741)
Other.........................................   (50,310)       --     1,991       --          (48,319)
Depreciation and amortization.................   (23,354)   15,578    (7,313)      --          (30,667)
                                               ---------  --------  --------      ---        ---------
   Total expenses.............................  (261,863)  (15,578)   (5,635)      --         (283,076)
                                               ---------  --------  --------      ---        ---------
Net loss...................................... $ (89,776) $(15,578) $ (5,635)     $--        $(110,989)
                                               =========  ========  ========      ===        =========
Operating activities.......................... $ (53,024)       --  $ 12,174       --        $ (40,850)
Investing activities..........................   (59,693)       --   (12,079)      --          (71,772)
Financing activities..........................    68,525        --        --       --           68,525
                                               ---------  --------  --------      ---        ---------
Decrease in cash or cash equivalents..........   (44,192)       --        95       --          (44,097)
Cash and cash equivalents at beginning of year    58,639        --      (252)      --           56,387
                                               ---------  --------  --------      ---        ---------
Cash and cash equivalents at end of year...... $  14,447  $     --  $   (157)     $--        $  14,290
                                               =========  ========  ========      ===        =========

                      AIRGATE PCS, INC. AND SUBSIDIARIES

   The condensed consolidating Balance Sheet for the Company as of September 30, 2000 is as follows (dollars in thousands):

                                                           AGW      AirGate
                                                         Leasing    Network
                                                AirGate  Company,  Services,
                                               PCS, Inc.   Inc.       LLC    Eliminations Consolidation
                                               --------- --------  --------- ------------ -------------
Cash and cash equivalents..................... $ 58,636  $     --   $  (252)   $     --     $ 58,384
Property and equipment, net...................  138,924        --    44,657          --      183,581
Investment in subsidiaries....................   16,326        --        --     (16,326)          --
Other assets..................................   85,055        --       500     (58,572)      26,983
                                               --------  --------   -------    --------     --------
   Total assets............................... $298,941  $     --   $44,905    $(74,898)    $268,948
                                               ========  ========   =======    ========     ========
Current liabilities........................... $ 36,760  $ 11,133   $48,356    $(58,572)    $ 37,677
Long-term deferred revenue....................      671        --        --          --          671
Long-term debt................................  180,727        --        --          --      180,727
                                               --------  --------   -------    --------     --------
   Total liabilities..........................  218,158    11,133    48,356     (58,572)     219,075
                                               --------  --------   -------    --------     --------
Stockholders' equity (deficit)................   80,783   (11,133)   (3,451)    (16,326)      49,873
                                               --------  --------   -------    --------     --------
   Total liabilities and stockholders' equity
     (deficit)................................ $298,941  $     --   $44,905    $(74,898)    $268,948
                                               ========  ========   =======    ========     ========

   The condensed consolidating statement of operations for the Company for the year ended September 30, 2000 is as follows (dollars in thousands):

                                                        AGW      AirGate
                                                      Leasing    Network
                                            AirGate   Company,  Services,
                                           PCS, Inc.    Inc.       LLC    Eliminations Consolidation
                                           ---------  --------  --------- ------------ -------------
Total revenues............................ $  25,065  $     --  $     --      $--        $  25,065
Cost of service and roaming...............   (18,913)   (8,857)       --       --          (27,770)
Selling and marketing.....................   (27,832)     (525)       --       --          (28,357)
General and administrative................   (12,108)   (1,440)     (530)      --          (14,078)
Other.....................................   (84,037)       --        --       --          (84,037)
Depreciation and amortization.............    (8,583)       --    (3,451)      --          (12,034)
                                           ---------  --------  --------      ---        ---------
   Total expenses.........................  (151,473)  (10,822)   (3,981)      --         (166,276)
                                           ---------  --------  --------      ---        ---------
Net loss.................................. $(126,408) $(10,822) $ (3,981)     $--        $(141,211)
                                           =========  ========  ========      ===        =========
Operating activities...................... $ (89,165)       --  $ 47,556       --        $ (41,609)
Investing activities......................  (104,589)       --   (47,808)      --         (152,397)
Financing activities......................    (6,510)       --        --       --           (6,510)
                                           ---------  --------  --------      ---        ---------
Decrease in cash or cash equivalents......  (200,264)       --      (252)      --         (200,516)
Cash and cash equivalents at the beginning
  of year.................................   258,900        --        --       --          258,900
                                           ---------  --------  --------      ---        ---------
Cash and cash equivalents at end of year.. $  58,636  $     --  $   (252)      --        $  58,384
                                           =========  ========  ========      ===        =========

                      AIRGATE PCS, INC. AND SUBSIDIARIES

   The condensed consolidating Balance Sheet for the Company as of September 30, 1999 and for the nine months then ended is as follows (dollars in thousands):

                                                           AGW     AirGate
                                                         Leasing   Network
                                                AirGate  Company, Services,
                                               PCS, Inc.   Inc.      LLC    Eliminations Consolidation
                                               --------- -------- --------- ------------ -------------
Cash and cash equivalents..................... $258,900  $    --    $ --      $    --      $258,900
Property and equipment, net...................   44,206       --      --           --        44,206
Investment in subsidiaries....................    1,524       --      --       (1,524)           --
Other assets..................................   15,593       --      --       (1,379)       14,214
                                               --------  -------    ----      -------      --------
   Total assets............................... $320,223  $    --    $ --      $(2,903)     $317,320
                                               ========  =======    ====      =======      ========
Current liabilities........................... $ 31,509  $ 1,379    $ --      $(1,379)     $ 31,509
Long-term debt................................  157,967       --      --           --       157,967
                                               --------  -------    ----      -------      --------
   Total liabilities..........................  189,476    1,379      --       (1,379)      189,476
                                               --------  -------    ----      -------      --------
Stockholders' equity (deficit)................  130,749   (1,379)     --       (1,524)      127,846
                                               --------  -------    ----      -------      --------
   Total liabilities and stockholders' equity
     (deficit)................................ $320,225  $    --    $ --      $(2,903)     $317,322
                                               ========  =======    ====      =======      ========

   The condensed consolidating statement of operations for the Company for the year ended September 30, 1999 is as follows (dollars in thousands):

                                AGW     AirGate
                              Leasing   Network
                     AirGate  Company, Services,
                    PCS, Inc.   Inc.      LLC    Eliminations Consolidation
                    --------- -------- --------- ------------ -------------
     Total expenses $(14,075) $(1,524)    $--        $--        $(15,599)
                    --------  -------     ---        ---        --------
     Net loss...... $(14,075) $(1,524)    $--        $--        $(15,599)
                    ========  =======     ===        ===        ========

(10) Acquisition of assets

   On February 28, 2001, certain operating assets and intangibles (primarily leasehold interests) were acquired to convert one of the Company's distributors into Company owned retail outlets. The Company paid a total purchase price of approximately $0.5 million, and allocated $0.3 million to operating equipment and leasehold improvements for eight retail stores and two mall kiosks and $0.2 million to a two-year non-compete agreement. The amount relating to the non-compete agreement is amortized over the contractual period of two years.

(11) Commitments

  (a) Operating Leases


   The Company is obligated under noncancelable operating lease agreements for office space, cell sites, vehicles and office equipment. Future minimum annual lease payments under these noncancelable operating lease agreements for the next five years and in the aggregate at September 30, 2001, are as follows (dollars in thousands):

             Years ending September 30,
             --------------------------
             2002.......................................... $17,740
             2003..........................................  17,461
             2004..........................................  16,693
             2005..........................................   8,998
             2006..........................................   3,986
             Thereafter....................................   6,581
                                                            -------
                Total future minimum annual lease payments. $71,459
                                                            =======

                      AIRGATE PCS, INC. AND SUBSIDIARIES

   Rental expense for all operating leases was $15.2 million, $9.8 million, and $1.4 million for the years ended September 30, 2001 and 2000, and for the nine months ended September 30, 1999, respectively.

  (b) Employment Agreements

   The Company has entered into employment agreements with certain employees, which provide that the employee will not compete in the business of wireless telecommunications in the Company's territory for a specified period after their respective termination dates. The employment agreements also define employment terms including salary, bonus and benefits to be provided to the respective employees.

   In May 2000, the Company entered into a retention bonus agreement with Thomas M. Dougherty, its Chief Executive Officer. So long as Mr. Dougherty is not terminated for cause or does not voluntarily terminate employment, the Company must make on specified payment dates, generally quarterly, extending to January 15, 2004, periodic retention bonuses totaling $3.6 million. For the years ended September 30, 2001 and 2000, the Company has recorded compensation expense of $0.7 million and $1.2 million related to amounts earned under the retention bonus agreement. Under the terms of the agreement, partial acceleration of the future payments would occur upon a change in control of the Company.

  (c) 401(k) Plan

   In February 2000, the Company established the AirGate PCS 401(k) Retirement Plan, a defined contribution employee savings plan under Section 401(k) of the Internal Revenue Code. For the years ended September 30, 2001 and 2000, employer contributions of $0.6 million and $0.2 million, respectively, were made to the plan.

(12) Related Party

   For the year ended September 30, 2001, a director of the Company received $50,000 for consulting services related to the pending merger with iPCS, Inc.

(13) Selected Quarterly Financial Data (Unaudited):


                                            First    Second     Third    Fourth
                                           Quarter   Quarter   Quarter   Quarter     Total
                                           --------  --------  --------  --------  ---------
Year ended September 30, 2001:
   Total revenue.......................    $ 23,019  $ 37,078  $ 49,738  $ 62,252  $ 172,087
   Operating loss......................     (27,404)  (21,338)  (16,295)  (19,517)   (84,554)
   Net loss............................     (33,863)  (28,372)  (23,743)  (25,012)  (110,990)
 Net loss per share--basic and diluted...     (2.64)    (2.18)    (1.80)    (1.88)     (8.48)
Year ended September 30, 2000:
   Total revenue.......................... $    130  $  1,604  $  6,680  $ 16,651  $  25,065
   Operating loss.........................   (6,331)  (13,987)  (20,300)  (23,906)   (64,524)
   Net loss...............................   (9,828)  (17,104)  (25,196)  (29,195)   (81,323)
 Net loss per share--basic and diluted....    (0.82)    (1.40)    (2.03)    (2.30)     (6.60)

(14) Subsequent Events (Unaudited):

   (a) On October 5, 2001 and November 23, 2001, the Company received advances totaling an additional $20.0 million under the senior credit facility. As of November 30, 2001, there is $58.2 million of borrowings available under the senior credit facility

   (b) On October 15, 2001, the Securities and Exchange Commission declared the Company's merger proxy on Form S-4 related to the iPCS merger effective.

                      AIRGATE PCS, INC. AND SUBSIDIARIES

    (c)Merger with iPCS, Inc.

       The Company and iPCS, Inc. announced the execution of a definitive merger agreement, to combine in a tax-free, stock for stock transaction for 13.5 million shares of AirGate common stock, which includes 1.1 million shares reserved for the assumption of outstanding iPCS options and warrants.

       Completion of the merger was subject to shareholder approval by both companies. iPCS will merge with a wholly owned subsidiary created by AirGate for the purposes of this transaction. Under the terms of the transaction, AirGate will issue approximately 12.4 million shares of AirGate common stock. AirGate is holding in reserve an additional 1.1 million shares reserved for the assumption of outstanding iPCS options and warrants. Assuming the full conversion of each company's options and warrants, AirGate's shareholders will own 52.5 percent of the combined company, and iPCS' shareholders will own 47.5 percent. The combination will be accounted for using the purchase method of accounting. Following the merger, AirGate will own 100% of iPCS. Each share of iPCS common stock owned by iPCS stockholders will be exchanged in the merger for
       0.1594 of a share of AirGate common stock. iPCS stockholders receive only whole shares of AirGate common stock and cash in lieu of any fractional shares. The transaction is anticipated to close on November 30, 2001.

       Other conditions of the merger include consent or approval of Sprint PCS and consent or approval of lenders under the AirGate and iPCS credit facilities, all of which have been obtained. All consents, permits, licenses and approvals required by any governmental authority have been obtained and no legal restraints or prohibitions exist which prevent completion of the merger.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
AirGate PCS, Inc.:

   Under date of November 9, 2001, we reported on the consolidated balance sheets of AirGate PCS, Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended September 30, 2001 and 2000, and the nine months ended September 30, 1999. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule included in the annual report on Form 10-K, as listed in the index under Item 14(b). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

   In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                          /s/ KPMG LLP

Atlanta, Georgia
November 9, 2001

                      AIRGATE PCS, INC. AND SUBSIDIARIES

                CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
             For the Years Ended September 30, 2001 and 2000, and
                   the Nine Months Ended September 30, 1999
                                (in thousands)

                                              Additions
                                    Blance at Charged to             Balance
                                    Beginning Costs and             at End of
          Classification            of Period  Expenses  Deductions  Period
          --------------            --------- ---------- ---------- ---------
September 30, 2001
   Allowance for Doubtful Accounts.  $   563   $10,999    $(8,803)   $ 2,759
   Income Tax Valuation Allowance..  $36,762   $44,697    $    --    $81,459

September 30, 2000
   Allowance for Doubtful Accounts.  $    --   $   563    $    --    $   563
   Income Tax Valuation Allowance..  $ 5,762   $31,000    $    --    $36,762

September 30, 1999
   Allowance for Doubtful Accounts.  $    --   $    --    $    --    $    --
   Income Tax Valuation Allowance..  $ 1,893   $ 3,869    $    --    $ 5,762

                         INDEPENDENT AUDITORS' REPORT

iPCS, Inc. Schaumburg, Illinois

   We have audited the accompanying consolidated balance sheets of iPCS, Inc. and Subsidiaries and Predecessor (the "Company") as of September 30, 2001 and December 31, 2000 and 1999, the consolidated statements of operations and of cash flows for the nine months ended September 30, 2001 and 2000, for the year ended December 31, 2000 and for the period from January 22, 1999 (date of inception) through December 31, 1999, and the consolidated statements of redeemable preferred stock and equity (deficiency) for the nine months ended September 30, 2001, for the year ended December 31, 2000 and for the period from January 22, 1999 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2001 and December 31, 2000 and 1999, and the results of its operations and its cash flows for the nine months ended September 30, 2001 and 2000, for the year ended December 31, 2000 and for the period from January 22, 1999 (date of inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

/S/ DELOITTE & TOUCHE LLP

Davenport, Iowa
November 5, 2001
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)


                                                                                      December 31,
                                                                     September 30, -----------------
                                                                         2001        2000     1999
                                                                     ------------- --------  -------
                              Assets
                              ------
Current Assets:
   Cash and cash equivalents........................................   $  54,579   $165,958  $ 2,733
   Accounts receivable, less allowance: 2001--$2,713; 2000--$328;
     1999--$1.......................................................      14,964      5,350       92
   Other receivables................................................       1,604        231       39
   Inventories......................................................       3,379      3,314      927
   Prepaid expenses and other assets................................       4,799      1,839      432
                                                                       ---------   --------  -------
       Total current assets.........................................      79,325    176,692    4,223
Property and equipment including construction in progress, net......     198,161    129,087   39,106
Financing costs, less accumulated amortization: 2001--$1,173; 2000--
  $445; 1999--$66...................................................       9,558     10,045    1,514
Intangible assets, net..............................................      39,934     12,359       --
Other assets........................................................       1,778        392       --
                                                                       ---------   --------  -------
       Total assets.................................................   $ 328,756   $328,575  $44,843
                                                                       =========   ========  =======
  Liabilities, Redeemable Preferred Stock and Equity (Deficiency)
  ---------------------------------------------------------------
Current Liabilities:
   Accounts payable.................................................   $  31,410   $ 27,294  $ 3,839
   Accrued expenses.................................................       4,446      2,686      393
   Accrued interest.................................................          79         22      265
   Deferred revenue.................................................       4,742      1,346       --
   Capital lease obligations--current portion.......................           7         12       --
   Advance on tower sales...........................................          --         --    2,000
                                                                       ---------   --------  -------
       Total current liabilities....................................      40,684     31,360    6,497
Deferred gain on tower sales........................................       7,667      6,000    1,655
Deferred rent.......................................................       2,264         --       --
Deferred revenue....................................................       1,763        392       --
Capital lease obligations--long-term portion........................         373        225       --
Accrued interest....................................................      16,944      6,219       --
Long-term debt......................................................     191,392    157,581   27,571
                                                                       ---------   --------  -------
       Total liabilities............................................     261,087    201,777   35,723
                                                                       ---------   --------  -------
Redeemable preferred stock $0.01 par value; 75,000,000 shares
  authorized; 23,090,909 shares issued and outstanding..............     121,548    114,080       --
                                                                       ---------   --------  -------
Commitments and contingencies
Equity (Deficiency):
Common stock, $0.01 par value; 300,000,000 shares authorized;
  44,869,643 shares issued and outstanding..........................         449        449       --
Additional paid in capital..........................................      70,853     78,321       --
Contributed capital--Predecessor Company............................          --         --   13,500
Unearned compensation...............................................      (3,985)    (5,515)      --
Accumulated deficit.................................................    (121,196)   (60,537)  (4,380)
                                                                       ---------   --------  -------
       Total equity (deficiency)....................................     (53,879)    12,718    9,120
                                                                       ---------   --------  -------
       Total liabilities, redeemable preferred stock and equity
         (deficiency)...............................................   $ 328,756   $328,575  $44,843
                                                                       =========   ========  =======

                See notes to consolidated financial statements.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (In thousands, except share data)



                                                                                     For the Period from
                                              For the Nine Months Ended For the Year  January 22, 1999
                                                    September 30,          Ended     (date of inception)
                                              ------------------------  December 31,       through
                                                 2001         2000          2000      December 31, 1999
                                              -----------  -----------  ------------ -------------------
Revenues:
   Service................................... $    71,834  $     9,914  $    18,534      $        71
   Equipment and other.......................       5,678        1,700        2,695              144
                                              -----------  -----------  -----------      -----------
          Total revenues.....................      77,512       11,614       21,229              215
                                              -----------  -----------  -----------      -----------
Operating Expenses:
   Cost of service...........................      60,496        9,812       16,786            1,695
   Cost of equipment.........................      18,292        4,977       10,053              484
   Selling...................................      20,845        4,960       10,783              778
   General and administrative:
       Non-cash compensation.................       1,530       10,686       11,212               --
       Taxes on non-cash compensation........          --        1,567        1,567               --
       Other general and administrative......       8,635        4,694        9,319            1,520
       Depreciation and amortization.........      15,385        5,549        8,609              381
                                              -----------  -----------  -----------      -----------
          Total operating expenses...........     125,183       42,245       68,329            4,858
                                              -----------  -----------  -----------      -----------
Loss from operations                              (47,671)     (30,631)     (47,100)          (4,643)
Other Income (Expense):
   Interest income...........................       3,537        1,949        3,443               89
   Interest expense..........................     (16,995)      (6,259)     (11,741)              --
   Other income..............................         470          424          726              174
                                              -----------  -----------  -----------      -----------
Loss Before Extraordinary Item...............     (60,659)     (34,517)     (54,672)          (4,380)
Extraordinary item--loss on early
  extinguishment of debt.....................          --       (1,485)      (1,485)              --
                                              -----------  -----------  -----------      -----------
Net Loss..................................... $   (60,659) $   (36,002) $   (56,157)     $    (4,380)
                                              ===========  ===========  ===========      ===========
Loss before extraordinary item............... $   (60,659) $   (34,517) $   (54,672)     $    (4,380)
Beneficial conversion feature related to
  redeemable preferred stock.................          --      (46,387)     (46,387)              --
Dividends and accretion on redeemable
  preferred stock............................      (7,468)        (881)      (1,963)              --
                                              -----------  -----------  -----------      -----------
Loss available to common stockholders........     (68,127)     (81,785)    (103,022)          (4,380)
Extraordinary item...........................          --       (1,485)      (1,485)              --
                                              -----------  -----------  -----------      -----------
Net loss available to common stockholders.... $   (68,127) $   (83,270) $  (104,507)     $    (4,380)
                                              ===========  ===========  ===========      ===========
Pro forma basic and diluted loss per share of
  common stock (unaudited):
   Loss available to common stockholders
     before extraordinary item............... $     (1.52) $     (1.83) $     (2.30)     $     (0.10)
   Extraordinary item........................ $        --  $     (0.03) $     (0.03)     $        --
   Net loss available to common stockholders. $     (1.52) $     (1.86) $     (2.33)     $     (0.10)
Pro forma weighted average common shares
  outstanding (unaudited)....................  44,869,643   44,869,643   44,869,643       44,869,643
                                              ===========  ===========  ===========      ===========

                See notes to consolidated financial statements.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

             CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK
                            AND EQUITY (DEFICIENCY)
                       (In thousands, except share data)



                                   Redeemable                                   Contributed
                                 Preferred Stock     Common Stock    Additional  Capital-
                               ------------------- -----------------  Paid in   Predecessor   Unearned   Accumulated
                                 Shares    Amount    Shares   Amount  Capital     Company   Compensation   Deficit
                               ---------- -------- ---------- ------ ---------- ----------- ------------ -----------
BALANCE AT JANUARY 22,
 1999 (DATE OF
 INCEPTION)
Members' contributions........                                                   $ 13,500
Net loss......................                                                                            $  (4,380)
                                                                                 --------                 ---------
BALANCE AT DECEMBER
 31, 1999                                                                          13,500                    (4,380)
Members' contributions from
 January 1, 2000 to July 11,
 2000.........................                                                     16,500
Issuance of 1.5% interest in
 Predecessor Company to
 Mr. Yager....................                                                      8,480
Reorganization of Predecessor
 Company to C Corporation.....                     44,869,643  $449   $ 38,031    (38,480)
Sale of Series A-1 redeemable
 preferred stock..............  9,090,909 $ 46,387
Beneficial conversion feature
 related to Series A-1
 redeemable preferred stock...                                          46,387
Accretion of Series A-1
 redeemable preferred
 stock beneficial conversion
 feature......................                                         (46,387)
Grant of stock options........                                           8,247                $(8,247)
Amortization of unearned
 compensation.................                                                                  2,732
Issuance of warrants in
 connection with the senior
 discount notes...............                                          24,859
Issuance of warrants to Sprint
 PCS..........................                                           9,147
Sale of Series A-2 redeemable
 preferred stock.............. 14,000,000   65,730
Accrued dividends on
 redeemable preferred stock...               1,808                      (1,808)
Accretion to redemption amount
 of redeemable preferred stock                 155                        (155)
Net loss......................                                                                              (56,157)
                               ---------- -------- ----------  ----   --------   --------     -------     ---------
BALANCE AT DECEMBER
 31, 2000                      23,090,909  114,080 44,869,643   449     78,321                 (5,515)      (60,537)
Accrued dividends on
 redeemable preferred stock...               6,937                      (6,937)
Accretion to redemption amount
 of redeemable preferred stock                 531                        (531)
Amortization of unearned
 compensation.................                                                                  1,530
Net loss......................                                                                              (60,659)
                               ---------- -------- ----------  ----   --------   --------     -------     ---------
BALANCE AT DECEMBER
 31, 2001..................... 23,090,909 $121,548 44,869,643  $449   $ 70,853   $     --     $(3,985)    $(121,196)
                               ========== ======== ==========  ====   ========   ========     =======     =========

                See notes to consolidated financial statements.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)



                                                               For the Nine Months               For the Period from
                                                                      Ended           For the     January 22, 1999
                                                                  September 30,      Year Ended  (date of inception)
                                                               -------------------  December 31,       through
                                                                 2001       2000        2000      December 31, 1999
                                                               ---------  --------  ------------ -------------------
Cash Flows from Operating Activities:
  Net loss.................................................... $ (60,659) $(36,002)   $(56,157)       $ (4,380)
  Adjustments to reconcile net loss to net cash
   flows from operating activities:
   Depreciation and amortization..............................    15,385     5,549       8,609             381
   Loss on disposal of property and equipment.................     1,042        56          56              --
   Gain on tower sales........................................    (1,509)     (479)       (778)           (174)
   Amortization of deferred gain on tower sales...............      (543)     (180)       (298)            (22)
   Amortization of deferred rent..............................      (135)       --          --              --
   Amortization of financing costs............................       729       234         604              --
   Non-cash interest..........................................     8,842     2,322       5,109              --
   Extraordinary loss on early extinguishment of debt.........        --     1,485       1,485              --
   Non-cash compensation......................................     1,530    10,686      11,212              --
   Changes in assets and liabilities:
    Accounts receivable.......................................    (8,657)   (3,313)     (5,258)            (92)
    Other receivables.........................................      (650)     (141)       (192)            (39)
    Inventories...............................................       (66)      222      (2,387)           (927)
    Prepaid expenses and other assets.........................    (4,333)   (2,259)     (1,799)           (432)
    Accounts payable, accrued expenses and accrued interest...    27,509     9,395      16,020           1,758
    Deferred revenue..........................................     4,768       521       1,738              --
                                                               ---------  --------    --------        --------
      Net cash flows from operating activities................   (16,747)  (11,904)    (22,036)         (3,927)
                                                               ---------  --------    --------        --------
Cash Flows from Investing Activities:
  Capital expenditures........................................   (98,394)  (65,194)    (90,993)        (39,331)
  Intangible acquired in purchase of network assets...........        --    (3,526)     (3,526)             --
  Acquisition of the Iowa City/Cedar Rapids, Iowa markets.....   (31,678)       --          --              --
  Proceeds from disposition of fixed assets...................        42        --          --              --
  Proceeds from build to suit agreement.......................     2,496        --          --              --
  Proceeds from tower sales...................................     8,204     8,500      12,036           4,500
  Advance on tower sales......................................        --        --          --           2,000
                                                               ---------  --------    --------        --------
      Net cash flows from investing activities................  (119,330)  (60,220)    (82,483)        (32,831)
                                                               ---------  --------    --------        --------
Cash Flows from Financing Activities:
  Proceeds from long-term debt................................    25,000   165,106     190,106          27,571
  Repayment of Nortel debt....................................         C   (40,346)    (40,346)             --
  Payments on capital lease obligations.......................       (13)       --         (13)             --
  Debt financing costs........................................      (243)  (10,023)    (10,620)         (1,580)
  Interest rate protection costs..............................       (46)       --          --              --
  Proceeds from sale of Series A-1 redeemable preferred
   stock, net of offering costs of $3,613.....................        --    46,387      46,387              --
  Proceeds from sale of Series A-2 redeemable preferred
   stock, net of offering costs of $4,270.....................        --        --      65,730              --
  Members' contributions......................................        --    16,500      16,500          13,500
                                                               ---------  --------    --------        --------
      Net cash flows from financing activities................    24,698   177,624     267,744          39,491
                                                               ---------  --------    --------        --------
Increase (decrease) in cash and cash equivalents..............  (111,379)  105,500     163,225           2,733
Cash and cash equivalents at beginning of period..............   165,958     2,733       2,733              --
                                                               ---------  --------    --------        --------
Cash and cash equivalents at end of period.................... $  54,579  $108,233    $165,958        $  2,733
                                                               =========  ========    ========        ========

                See notes to consolidated financial statements.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ORGANIZATION AND BUSINESS OPERATIONS

   Illinois PCS, LLC was formed in January 1999 as an Illinois limited liability company for the purpose of becoming a provider of wireless personal communication services ("PCS"). On July 12, 2000, Illinois PCS, LLC (the "Predecessor Company") reorganized its business into a C Corporation in which members of the Predecessor Company received 44,869,643 shares of common stock of iPCS, Inc. in exchange for their ownership interests in the Predecessor Company. The ownership percentages among the members following the reorganization remained consistent with the ownership percentages at December 31, 1999 as adjusted for the effects of the agreement described in Note 15. As of July 12, 2000, the Predecessor Company merged with and into iPCS Wireless, Inc., a wholly owned subsidiary of iPCS, Inc. iPCS Equipment, Inc. was also formed and is a wholly owned subsidiary of iPCS Wireless, Inc. iPCS Wireless, Inc. has continued the activities of the Predecessor Company and, for accounting purposes, this transaction was accounted for as a reorganization of the Predecessor Company into a C Corporation. iPCS, Inc. and its subsidiaries, including the Predecessor Company, are collectively referred to as the "Company."

   In January 1999, the Company entered into affiliation agreements (the "Sprint PCS Agreements") with Sprint Communications Company, L.P. ("Sprint") and Sprint Spectrum L.P. and SprintCom, Inc., entities controlled by the PCS Group of Sprint ("Sprint PCS"). The Sprint PCS Agreements, as amended, provide the Company with the exclusive right to build, own and manage a wireless voice and data services network in 37 basic trading areas ("BTAs") located in Illinois, Iowa, Michigan and Nebraska under the Sprint PCS brand.

   The PCS market is characterized by significant risks as a result of rapid changes in technology, increasing competition and the cost associated with the build-out of a PCS network. The Company's continuing operations are dependent upon Sprint PCS' ability to perform its obligations under the Sprint PCS Agreements and the ability of the Company to raise sufficient capital to fund operating losses, to meet debt service requirements, and to complete the build-out of its PCS network. Additionally, the Company's ability to attract and maintain a sufficient customer base is critical to achieving breakeven operating cash flow. Changes in technology, increased competition, or the inability to obtain required financing or achieve breakeven operating cash flow, among other factors, could have an adverse effect on the Company's financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

   The consolidated financial statements of the Company include its subsidiaries, iPCS Wireless, Inc. and iPCS Equipment, Inc., and the Predecessor Company. All significant intercompany accounts or balances have been eliminated in consolidation.

Use of Estimates:

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk:

   The Company's operations as currently conducted rely heavily on critical functions performed by Sprint PCS. The termination of the Company's strategic relationship with Sprint PCS or Sprint PCS' failure to perform its obligations under the Sprint PCS Agreements (see Note 3) would severely restrict the Company's ability to conduct its business.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

   The Company maintains cash and cash equivalents in accounts with a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the financial stability of this institution regularly and management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts.

Cash and Cash Equivalents:

   For purposes of reporting cash flows, the Company considers all highly liquid investments, with an original maturity of three months or less at the time of purchase, to be a cash equivalent.

Inventories:

   Inventories consist of handsets and related accessories. Inventories purchased for resale will be carried at the lower of cost, determined using weighted average cost, or market, determined using replacement cost.

Property, Equipment and Construction in Progress:

   Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Asset lives used by the Company are as follows:

                                                                 Useful life:
                                                                 -------------
Network assets.................................................. 3 to 15 years
Computer equipment.............................................. 3 to 5 years
Furniture, fixtures, office equipment and leasehold improvements 5 to 21 years

   Construction in progress includes expenditures for the purchase of capital equipment, design services, and construction services of the Company's network. The Company capitalizes interest on its construction in progress activities. Interest capitalized for the nine months ended September 30, 2001 and 2000, for the year ended December 31, 2000 and for the period ended December 31, 1999 totaled approximately $6.6 million, $1.5 million, $3.0 million, and $0.5 million, respectively. When the network assets are placed in service, the Company transfers the assets from construction in progress to network assets and depreciates those assets over their estimated useful life.

Financing Costs:

   Deferred financing costs are amortized as interest expense over the term of the respective financing using the effective interest method.

Income Taxes:

   Prior to July 12, 2000, the Predecessor Company operated as a limited liability company ("LLC") and, as a result, its losses were included in the income tax returns of its members. Therefore, the accompanying consolidated financial statements do not include any income tax amounts prior to July 12, 2000. Subsequent to July 12, 2000, the date of reorganization as discussed in
Note 1, the Company became a C Corporation and began accounting for income taxes in accordance with Statement on Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes are provided for the tax consequences in future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts, based on enacted tax laws and the tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR assets to the amounts expected to be realized. Income tax expense is the tax payable for the year and the change during the period in deferred tax assets and liabilities. The Company has not provided any pro forma income tax information because any net deferred tax asset would have been offset by a full valuation allowance due to the Company's losses since inception.

Revenue Recognition:

   The Company began offering service to customers in December 1999.

   The Company recognizes revenue as services are performed. Sprint PCS collects all revenues from the Company's customers and remits the net amount to the Company. An affiliation fee of 8% of collected service revenues from Sprint PCS subscribers based in the Company's territory, excluding outbound roaming, and from non-Sprint PCS subscribers who roam onto the Company's network is retained by Sprint PCS and recorded as a cost of service. Revenues generated from the sale of handsets and accessories, inbound Sprint PCS roaming fees, and from roaming services provided to Sprint PCS customers who are not based in the Company's territory are not subject to the 8% affiliation fee.

   Sprint PCS pays the Company a Sprint PCS roaming fee for each minute that a Sprint PCS subscriber based outside of the Company's territory roams onto the Company's network. Revenues from these services are recognized as the services are performed. Similarly, the Company pays roaming fees to Sprint PCS when a Sprint PCS subscriber based in the Company's territory roams on the Sprint PCS network outside of the Company's territory. These costs are included as cost of services when incurred.

   Equipment revenues consisting of proceeds from sales of handsets and accessories are recorded net of an allowance for sales returns. The allowance is estimated based on Sprint PCS' handset return policy, which allowed customers to return handsets for a full refund within 14 days of purchase at September 30, 2001 and December 31, 2000 and within 30 days of purchase at December 31, 1999. When handsets are returned to the Company, the Company may be able to reissue the handsets in the future to other customers at little additional cost. However, when handsets are returned to Sprint PCS for refurbishing, the Company receives a credit from Sprint PCS, which is less than the amount the Company originally paid for the handset.

   Prior to January 1, 2001, the Company recorded promotional cash credits and rebates granted to customers as expenses. Effective January 1, 2001, the Company adopted the Emerging Issues Task Force ("EITF") 00-14, "Accounting for Certain Sales Incentives." The EITF requires that, when recognized, the reduction in or refund of the selling price of the product or service resulting from any cash incentive should be classified as a reduction in revenue and not as an operating expense. The Company adopted EITF 00-14 in the first quarter of 2001. For the nine months ended September 30, 2001, a reduction in revenue of approximately $10.4 million, and an offsetting reduction in operating expenses, was recorded. In accordance with the provisions of EITF 00-14, approximately $1.0 million and $2.7 million of operating expenses for the nine months ended September 30, 2000 and for the year ended December 31, 2000, respectively, have been reclassified as a reduction in revenue.

   The Company recognizes activation fee revenue over the periods such revenue is earned in accordance with SEC Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 was adopted by the Company in the fourth quarter of 2000. Accordingly, activation fee revenue and direct customer activation expense have been deferred and are being recognized over the average life for customers assessed an activation fee (30 months). For the nine months ended September 30, 2001, the Company recognized approximately $0.8 million of activation fee revenue and direct customer activation fee expense and has deferred approximately $2.8 million of activation fee revenue and direct customer activation expense to future periods. During the year ended December 31, 2000, the Company recognized approximately $42,000 of activation fee
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR revenue and direct customer activation expense and deferred approximately $0.7 million of activation fee revenue and direct customer activation expense to future periods.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of:

   The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such events or changes in circumstances occur, the Company will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the asset (or acquired business) are less than the carrying value of the related asset. The impairment loss would adjust the asset to its fair value. The Company has identified no such impairment losses.

Advertising Costs:

   The Company expenses advertising costs when the advertisement occurs. Total advertising expense was approximately $6.1 million, $1.9 million, $4.0 million and $0.2 million for the nine months ended September 30, 2001 and 2000, for the year ended December 31, 2000 and for the period ended December 31, 1999, respectively.

Stock Compensation:

   As allowed by SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"), the Company has chosen to account for compensation expense associated with its stock option plan in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company will disclose pro forma net loss as if compensation expense had been determined consistent with SFAS No. 123.

Comprehensive Income:

   A statement of comprehensive income has not been included in the accompanying consolidated financial statements since the Company does not have any "Other Comprehensive Income" to report.

Accretion on Redeemable Preferred Stock:

   Up to the date of redemption, the Company accretes the carrying value of the redeemable preferred stock to the redemption amount using the effective interest method.

Cumulative Dividends on Redeemable Preferred Stock:

   Cumulative dividends on the redeemable preferred stock are recorded as a charge to additional paid-in-capital and an increase to the carrying value of the redeemable preferred stock as the dividends are earned by the holders.

Pro Forma Loss Per Share (Unaudited):

   Pro forma basic and diluted loss per share are calculated by dividing the net loss available to common stockholders by the pro forma weighted average number of shares of common stock of iPCS, Inc. as if the shares of common stock of iPCS, Inc. into which the Predecessor Company's members' interests were converted had
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR been outstanding for all of the periods presented. The calculation was made in accordance with SFAS No. 128, "Earnings Per Share." The pro forma basic and diluted loss per share are the same because the inclusion of the incremental potential common shares from any assumed conversion of redeemable preferred stock or exercise of options and warrants is antidilutive.

   Potential common shares excluded from the pro forma loss per share computations because they were antidilutive are as follows:



                                  For the Nine Months Ended            For the
                            -------------------------------------    Year Ended
                            September 30, 2001 September 30, 2000 December 31, 2000
                            ------------------ ------------------ -----------------
Convertible preferred stock     23,090,909          9,090,909        23,090,909
Options....................      3,005,251          1,556,000         1,590,000
Warrants...................      4,134,637          4,134,637         4,134,637
                                ----------         ----------        ----------
       Total...............     30,230,797         14,781,546        28,815,546
                                ==========         ==========        ==========

Recently Issued Accounting Pronouncements:

   In August 2001, the Financial Accounting Standards Board, ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS No. 144 is effective for the Company's fiscal year beginning in 2002 and is not expected to materially change the methods used by the Company to measure impairment losses on long-lived assets.

   In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead will be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 will be adopted by the Company on January 1, 2002. The Company is currently assessing but has not yet determined the impact of these pronouncements on its financial position and results of operations.

   In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal years beginning after June 15, 2000. The adoption by the Company on January 1, 2001 did not have an effect on the Company's results of operations, financial position, or cash flows. However, as discussed in Note 10, the Company did enter into an interest rate cap agreement on January 12, 2001.

   In March 2000, the FASB issued Interpretation No. 44, ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of Accounting Principles Board Opinion 25" ("Opinion 25"). FIN 44 clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 1, 2000; however, certain conclusions in FIN 44 cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of FIN 44 did not have an effect on the Company's results of operations, financial position, or cash flows.

Reclassifications:

   Certain amounts in prior periods' financial statements have been reclassified to conform to the current year's presentation.

3. SPRINT PCS AGREEMENTS

   In January 1999, the Company signed the following four agreements with Sprint and Sprint PCS: management agreement, services agreement, trademark and service license agreement with Sprint PCS, and the trademark and service license agreement with Sprint. These agreements allow the Company to exclusively offer Sprint PCS services in the Company's territory.

   The management agreement has an initial term of 20 years with three 10-year automatic renewals. The management agreement can be terminated as a result of a number of events including an uncured breach of the management agreement or bankruptcy of either party to the agreement. In the event that the management agreement is terminated or not renewed, certain formulas apply to the valuation and disposition of the Company's assets. The key clauses of the management agreement are summarized as follows:

      (a) Exclusivity: The Company is designated as the only person or entity that can manage or operate a PCS network for Sprint PCS in the Company's territory. Sprint PCS is prohibited from owning, operating, building or managing another wireless mobility communications network in the Company's territory while the management agreement is in place.

      (b) Network build-out: The Company has agreed to build out the service area network in accordance with build-out plans developed jointly by Sprint PCS and the Company. Sprint PCS and the Company intend to expand network coverage to cover population areas of at least ten thousand residents and all interstate and major highways.

      (c) Products and services offered for sale: The management agreement identifies the products and services that can be offered for sale in the Company's territory. The Company cannot offer wireless local loop services specifically designed for the competitive local market in areas where Sprint owns the local exchange carrier unless the Sprint-owned local exchange carrier is named as the exclusive distributor or Sprint PCS approves the terms and conditions.

      (d) Service pricing: The Company must offer Sprint PCS subscriber pricing plans designated for regional or national offerings. With prior approval from Sprint PCS, the Company is permitted to establish local price plans for Sprint PCS products and services offered only in the Company's territory. Sprint PCS will pay to the Company 92% of the Company's collected service revenues and of its roaming revenues from non-Sprint PCS subscribers but will remit 100% of revenues derived from roaming of other Sprint PCS customers and sales of handsets and accessories and proceeds from sales not in the ordinary course of business.

      (e) Roaming: When a Sprint PCS customer from outside of the Company's territory roams onto the Company's network, the Company will earn roaming revenues based on established rates. Similarly, the
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

   Company will pay Sprint PCS when the Company's own subscribers use the Sprint PCS nationwide network outside the Company's territory.

      (f) Advertising and promotion: Sprint PCS is responsible for all national advertising and promotion of Sprint PCS products and services. The Company is responsible for advertising and promotion in the Company's territory.

      (g) Program requirements including technical and customer care standards:
   The Company will comply with Sprint PCS' program requirements for technical standards, customer service standards, national and regional distribution and national accounts programs.

      (h) Non-competition: The Company may not offer Sprint PCS products and services outside the Company's territory.

      (i) Inability to use non-Sprint PCS brands: The Company may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for sales to resellers.

      (j) Rights of first refusal: Sprint PCS has certain rights of first refusal to buy the Company's assets upon a proposed sale.

   The services agreement outlines various support services such as activation, billing, collections and customer care that will be provided to the Company by Sprint PCS. These services are available to the Company at established rates. Sprint PCS can change any or all of the service rates one time in each twelve month period. The Company may discontinue the use of any service upon three months written notice. Sprint PCS may discontinue a service provided that Sprint PCS provides the Company with nine months prior written notice. The services agreement automatically terminates upon termination of the management agreement.

   The trademark and service mark license agreements with Sprint and Sprint PCS provide the Company with non-transferable, royalty free licenses to use the Sprint and Sprint PCS brand names, the "diamond" symbol and several other trademarks and service marks. The Company's use of the licensed marks is subject to adherence to quality standards determined by Sprint and Sprint PCS. Sprint and Sprint PCS can terminate the trademark and service mark license agreements if the Company files for bankruptcy, materially breaches the agreement or if the management agreement is terminated.

   Amounts related to the Sprint PCS Agreements are as follows (in thousands):



                                                 Nine Months Ended       Year        Period
                                                   September 30,        Ended        Ended
                                                -------------------- December 31, December 31,
                                                    2001       2000      2000         1999
                                                ------------- ------ ------------ ------------
Amounts included in the Consolidated Statements
  of Operations:
   Cost of service.............................    $38,140    $4,492   $ 8,570        $115
   Cost of equipment...........................     18,290     5,023    10,255         222
   Selling expense.............................      2,600       695     1,184          81
   General and administrative expense..........         39        22        36           7

                                                                 December 31,
                                                September 30, -------------------
                                                    2001       2000      1999
                                                ------------- ------ ------------
Amount included in the Consolidated Balance
  Sheets:
   Inventory...................................    $ 3,379    $3,236   $   918
   Accounts receivable due from Sprint PCS,
     net.......................................     15,105     5,499        92
   Accounts payable due to Sprint PCS..........     10,306     6,610       663

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

4. PROPERTY AND EQUIPMENT INCLUDING CONSTRUCTION IN PROGRESS

   Property and equipment including construction in progress consists of the following (in thousands):



                                                                     December 31,
                                                    September 30, -----------------
                                                        2001        2000     1999
                                                    ------------- --------  -------
Network assets.....................................   $148,351    $ 82,094  $22,737
Computer equipment.................................      3,153       1,816      675
Furniture, fixtures, office equipment and leasehold
  improvements.....................................      4,170       2,698      626
                                                      --------    --------  -------
Total property and equipment.......................    155,674      86,608   24,038
Less accumulated depreciation and amortization.....    (22,067)     (8,338)    (315)
                                                      --------    --------  -------
Property and equipment, net........................    133,607      78,270   23,723
Construction in progress (network build-out).......     64,554      50,817   15,383
                                                      --------    --------  -------
Property and equipment including construction in
  progress, net....................................   $198,161    $129,087  $39,106
                                                      ========    ========  =======

   The Company has reclassified the December 31, 2000 microwave relocation costs totaling $2.3 million from intangible assets to property and equipment to be consistent with industry practice.

5. INTANGIBLE ASSETS

   Intangible assets consist of the following (in thousands):

                                                           September 30, December 31,
                                                               2001          2000
                                                           ------------- ------------
Exclusive provider rights which arose with the issuance of
  warrants to Sprint PCS (see Note 6).....................    $ 9,147      $ 9,147
Exclusive provider rights which arose with the purchase of
  assets in Michigan from Sprint PCS (see Note 6).........      3,526        3,526
Exclusive provider rights which arose with the acquisition
  of the Iowa markets from Sprint PCS (see Note 6)........     29,039           --
                                                              -------      -------
Total intangible assets...................................     41,712       12,673
Less accumulated amortization.............................     (1,778)        (314)
                                                              -------      -------
Intangible assets, net....................................    $39,934      $12,359
                                                              =======      =======

6. AMENDMENTS TO SPRINT PCS AGREEMENT

   On March 8, 2000, the Company entered into an amendment to the Sprint PCS agreements to expand its service area to include 20 BTAs located in Michigan, Iowa and Nebraska (the "Expansion"). In connection with the Expansion, the Company agreed to purchase certain network assets under construction in four BTAs in Michigan, for a purchase price to be determined on the closing date based upon the assets to be purchased and the stage of completion of those assets as of the closing date. In addition, in connection with the Expansion, the Company was granted an option, exercisable by the Company at any time prior to January 31, 2001, to add the Iowa City and Cedar Rapids, Iowa BTAs to its service area. As consideration to be the exclusive provider of Sprint PCS services in the Expansion territory, the Company committed to grant to Sprint PCS a warrant to acquire 2% of the equity of the Company at the earliest of July 15, 2000, the closing of an initial public offering, or the consummation of a private placement of equity in an amount equal to at least $70.0 million. In connection
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR with the closing of the sale of the convertible preferred stock discussed in
Note 14, the Company issued Sprint PCS a warrant to acquire 1,151,938 shares of common stock of the Company on July 12, 2000 at an exercise price of $4.95 per share. The warrants are exercisable by Sprint PCS beginning on or after July 15, 2001 and expiring on July 15, 2007. The fair value of the warrants, as determined using the Black-Scholes model, was approximately $9.1 million and was recorded as an increase to paid in capital with a corresponding amount recorded as an intangible asset representing the right to be the exclusive provider of Sprint PCS services in the Expansion territory. Such intangible asset is being amortized over a life of 18.5 years, which is the remaining term of the Sprint PCS agreement at the date the warrants were issued. The fair value of the warrants was calculated using the following assumptions:

      (1) risk free interest rate of 6.35%;

      (2) stock price based on a planned initial public offering;

      (3) dividend yield of 0%;

      (4) life of 7 years; and

      (5) volatility of 40%.

   Also, on July 12, 2000 the Company purchased the assets under construction in Michigan from Sprint PCS for approximately $12.7 million. The Company allocated approximately $9.2 million of the purchase price to property based on the fair value of the assets acquired, with the excess amount of $3.5 million allocated to the intangible asset representing the right to be the exclusive provider of Sprint PCS services in Michigan. The intangible asset is being amortized over a life of 18.5 years, which is the remaining term of the Sprint PCS agreement at the date the assets were acquired.

   On January 10, 2001 the Company exercised its option to purchase from Sprint PCS certain telecommunications equipment and retail store assets and inventory located in the Iowa City and Cedar Rapids, Iowa markets. Concurrently with the closing, the Sprint PCS Management Agreement which sets forth the terms of the Company's long-term affiliation with Sprint PCS was amended to reflect the expansion of the Company's territory to include these two additional Iowa markets which included approximately 14,000 customers. The Company closed on this transaction on February 28, 2001 and paid approximately $31.7 million for these two markets. The Company has accounted for this business combination using the purchase method. The Company made a preliminary allocation of the purchase price based on the fair values of the tangible assets and liabilities acquired and allocated any excess amount over fair value to the intangible asset representing the right to be the exclusive provider of Sprint PCS services in the Iowa City and Cedar Rapids, Iowa markets.

7. DEFERRED GAIN ON TOWER SALES

   On May 28, 1999 the Company signed a tower sale and leaseback agreement with American Tower Corporation ("American Tower"). Under the agreement, the Company was to locate sites for, develop and construct between sixty and eighty wireless communication towers and then sell the towers to American Tower. The term of this agreement was to expire at the earlier of the final tower sale or December 31, 2000. In November 2000, the agreement was amended to extend the expiration date to February 28, 2001 for the sale of the first eighty towers and to increase the sales price from $250,000 to $272,000 for any tower with an extendable height of 249 feet.

   In 1999, American Tower advanced $2.0 million to the Company for the purchases of the fifty-third through sixtieth towers. If the Company did not construct and sell the required number of towers to American Tower by December 31, 2000, the Company was required to repay the advance plus accrued interest at 5%. The advance on
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR tower sales of $2.0 million at December 31, 1999 was reduced to zero because the fifty-third through sixtieth towers were sold by November 21, 2000.

   For the period ended December 31, 1999, eighteen towers were sold to American Tower for $4.5 million in cash, resulting in a gain of $1.9 million, of which approximately $0.2 million was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction to rental expense over the initial lease term of ten years.

   During the year ended December 31, 2000, fifty-five towers were sold to American Tower for approximately $14.0 million, of which approximately $12.0 million was received in cash and $2.0 million represented a reduction in the advance on tower sales. These tower sales resulted in a gain of approximately $5.4 million, of which approximately $0.8 million was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction to rental expense over the initial lease term of ten years.

   On January 2, 2001, twelve towers were sold to American Tower for approximately $3.4 million, resulting in a gain of approximately $1.6 million of which approximately $0.5 million was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction to rental expense over the initial lease term of ten years. The sale of the first seven towers in this transaction satisfied the terms of the agreement signed in 1999. The remaining five towers were sold as individual tower sales to American Tower.

   On June 29, 2001, the Company signed a tower sale and leaseback agreement with Trinity Towers Wireless, Inc. ("Trinity"). The Company has constructed wireless communication towers, which it agreed to sell and lease back a portion of these towers from Trinity. The agreement expires on December 31, 2001.

   On June 29, 2001, the Company sold sixteen towers to Trinity for approximately $4.8 million, resulting in a gain of approximately $2.1 million of which approximately $1.0 million was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction to rental expense over the initial lease term of five years.

   Upon the sale of a tower, the Company leases a portion, generally one-third, of the tower to collocate antennas and other network communication equipment. The leases are operating leases with initial terms between five and ten years.

8. DEFERRED RENT

   On December 29, 2000, the Company signed a build-to-suit agreement with Trinity whereby the Company agreed to locate and obtain ground leases for tower sites and deliver assignments of these leases to Trinity for at least seventy-five towers located in Iowa and Nebraska. Trinity agreed to reimburse the Company for site acquisition and development costs, build a tower at these sites, and purchase the site at the time of the commencement of the tower lease with Trinity.

   During the nine months ended September 30, 2001, the Company entered into tower leases for forty-six sites under this agreement. The Company received approximately $2.4 million from Trinity and recorded this amount as deferred tower rent which will be amortized as a reduction to rental expense over the life of the initial tower lease term of five years.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

9. INCOME TAXES

   Because the Predecessor Company was a nontaxable entity, the results presented below relate solely to the periods subsequent to July 12, 2000.

   The income tax expense (benefit) for the period differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35% as set forth below:


                                                 Nine Months Ended
                                                   September 30,    Year Ended
                                                 ----------------  December 31,
                                                  2001      2000       2000
                                                 ------    ------  ------------
  U.S. Federal statutory rate...................  35.00%    35.00%     35.00%
  State income taxes, net of federal tax benefit   5.00      5.00       5.00
  Non-deductible interest associated with senior
    discount notes..............................  (2.98)    (3.80)     (2.90)
  Non-deductible fees associated with merger....  (1.15)       --         --
  Other permanent non-deductible items..........  (0.19)       --         --
  Change in valuation allowance for deferred tax
    assets...................................... (35.68)   (36.20)    (37.10)
                                                 ------    ------     ------
  Effective tax rate............................   0.00%     0.00%      0.00%

                                                 ======    ======     ======

   The tax effects of significant temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                              September 30, December 31,
                                                  2001          2000
                                              ------------- ------------
Deferred tax assets:
   Accrued liabilities.......................    $    164..   $     72..
   Deferred transaction costs................         558..      1,068..
   Compensation expense......................       1,705..      1,093..
   Interest expense..........................       5,566..      2,720..
   Deferred gain on tower sales..............       3,973..      2,400..
   Net operating loss carryforwards..........      29,529..      9,299..
   Allowance for bad debts...................       1,085..        134..
                                                --------      --------
Total gross deferred tax assets..............      42,580..     16,786..
Less valuation allowance.....................    (33,438)..   (12,647)..
                                                --------      --------
Net deferred tax assets......................      9,142         4,139
                                                --------      --------
Deferred tax liabilities:
   Capitalized interest......................       (529)..      (649)..
   Property, equipment and intangible assets.     (8,384)..    (3,278)..
   Other.....................................       (229)..      (212)..
                                                --------      --------
Total gross deferred tax liabilities.........     (9,142)..    (4,139)..
                                                --------      --------
Net deferred tax liabilities.................    $     --..   $     --..
                                                ========      ========

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No benefit for federal income taxes has been recorded for the periods ended September 30, 2001 and 2000, and December 31, 2000 as the net deferred tax asset generated, primarily from
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR temporary differences related to the net operating loss, was offset by a full valuation allowance because it is not considered more likely than not that these benefits will be realized due to the Company's losses since inception. At September 30, 2001, the Company has net operating loss carryforwards for federal income tax purposes of approximately $73.8 million which are available to offset future taxable income through 2021.

10. DEBT

Senior Discount Notes and Warrants

   On July 12, 2000, the Company issued 300,000 units consisting of $300.0 million 14% senior discount notes due July 15, 2010 (the "Notes") and warrants to purchase 2,982,699 shares of common stock at an exercise price of $5.50 per share. The warrants become exercisable at any time after July 15, 2001 for a period of ten years from the date of issuance. The Notes were issued at a substantial discount such that the Company received gross proceeds from the issuance of the units of approximately $152.3 million. On July 15, 2005 the Company will begin incurring cash interest on the principal amount of the Notes at the rate of 14% per annum, compounded semi-annually, payable beginning January 15, 2006, and on each January 15 and July 15 thereafter. The Company is amortizing the discount on the Notes as interest expense over the period from date of issuance to the maturity date utilizing the effective interest method. For the nine months ended September 30, 2001 and 2000, and the year ended December 31, 2000, the Company recorded approximately $7.5 million, $1.8 million and $4.4 million, respectively, as interest expense related to the amortization of the discount. In addition, the Company has recorded accrued interest of approximately $10.7 million and $6.2 million at September 30, 2001 and December 31, 2000, respectively, utilizing the effective interest method.

   The Notes are a general unsecured obligation, subordinated in right of payment to all senior debt, including all obligations under the credit facility. The Notes contain covenants which restrict the Company's ability to incur additional indebtedness, pay dividends, merge, dispose of its assets, and certain other matters as defined in the Indenture. During the first 36 months, the Company may redeem up to 35% of the Accreted Value of Notes (as defined in the Notes agreement) at a redemption price of 114% with the net cash proceeds of one or more equity offerings excluding the first $70.0 million of equity offerings. After July 15, 2005, the Notes may be redeemed at a price of 107% beginning in 2005, 105% beginning in 2006, 102% beginning in 2007 and 100% thereafter. Upon a change in control as defined in the Notes agreement, the Company will be required to make an offer to purchase the Notes at a price equal to 101% of the Accreted Value of Notes (as defined in the Notes agreement) on any purchase date prior to July 15, 2005 or 101% of the aggregate principal amount therefor, plus accrued and unpaid interest and Liquidated Damages (as defined in the Notes agreement), if any, to the date of purchase if on or after July 15, 2005.

   The Company allocated approximately $24.9 million to the fair value of the warrants, as determined by using the Black-Scholes model, and recorded a discount on the Notes, which is being recognized as interest expense over the period from date of issuance to the maturity date. For the nine months ended September 30, 2001 and 2000, and the year ended December 31, 2000, the Company recorded approximately $1.3 million, $0.3 million and $0.7 million, respectively, as interest expense related to the amortization of the value of the warrants.

   The fair value of the warrants was calculated using the following assumptions:

      (1) risk free interest rate of 6.35%;

      (2) stock price based on a planned initial public offering;

      (3) dividend yield of 0%;

      (4) life of 10 years; and

      (5) volatility of 40%.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

   The Company incurred approximately $6.3 million of costs associated with the issuance of the Notes. Those costs consisted of investment banker fees, legal fees and other issuance costs that have been capitalized and are being amortized to interest expense using the effective interest method over the term of the Notes.

Nortel Credit Facility

   Effective May 14, 1999, the Company entered into a credit facility agreement (the "Nortel Credit Facility") with Nortel Networks Inc. ("Nortel"). The proceeds were used to purchase equipment and to fund the construction of the Company's portion of the Sprint PCS network. The financing terms permitted the Company to borrow $48.0 million through three commitment tranches (Tranche A--$32.0 million, Tranche B--$11.0 million and Tranche C--$5.0 million) through May 14, 2002, and required minimum equipment purchases of $32.0 million (see
Note 12).

   The Company could borrow money at the lesser of either: (1) a base rate loan with an interest rate equal to 3 percent plus the higher of (A) the prime rate of Citibank, N.A. (New York) or (B) the federal fund effective rate plus one half of a percent; or (2) a London interbank offered rate (Libor), as adjusted for reserve requirements, plus 4 percent. All borrowings were based on the Libor rate plus 4 percent (10% at December 31, 1999). Accrued interest was generally payable quarterly. Interest incurred and capitalized for the period ended December 31, 1999 totaled $471,000. The Company had outstanding borrowings under the Nortel Credit Facility of approximately $27.6 million at December 31, 1999.

   On July 12, 2000, the Nortel Credit Facility was repaid in full with the proceeds from the issuance of the Notes. In connection with the early extinguishment of the Nortel Credit Facility, the Company recorded an extraordinary loss of approximately $1.5 million related to the write-off of the unamortized deferred financing costs at July 12, 2000.

   An unused facility commitment fee ranging from 0.75% to 1.5% on the daily average unused portion of the Nortel Credit Facility was due on a quarterly basis. The commitment fee expense for each of the nine months ended September 30, 2000, the year ended December 31, 2000 and the period ended December 31, 1999 was approximately $81,000.

Senior Secured Credit Facility

   On July 12, 2000, the Company entered into an amended and restated credit facility with Toronto Dominion (Texas), Inc. and GE Capital Corporation for a $140.0 million senior secured credit facility ("credit facility") to replace the Nortel Credit Facility. The credit facility permits the Company to borrow up to $140.0 million through two tranches (Tranche A--$90.0 million and Tranche B--$50.0 million) subject to a borrowing base limitation which is an amount equal to 100% of the gross book value of all the property and equipment owned by the Company. The credit facility contains certain financial ratios and other financial conditions similar to the Nortel Credit Facility and is collateralized by all of the Company's assets and assignment of the Sprint PCS Agreements.

   As of September 30, 2001, the Company's borrowings under this credit facility totaled $50.0 million and represents the entire Tranche B commitment. The weighted average interest rate on these borrowings was 6.84%. The Company had borrowed $25.0 million under this credit facility as of December 31, 2000 and such borrowings bore interest at 10.44% as of December 31, 2000.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

   Commencing March 31, 2004, and on the last day of each calendar quarter ending during the periods set forth below, the Tranche A commitment as of March 30, 2004 shall be automatically and permanently reduced by the percentage amount set forth below for the quarters indicated:

   . for the four quarters commencing with the fiscal quarter ending March 31, 2004, 2.50% per quarter;

   .   for quarters five through eight, 3.75% per quarter;

   .   for quarters nine through sixteen, 6.25% per quarter; and

   .   for the last two quarters, 12.50% per quarter.

   Commencing March 31, 2004, the Company must begin to repay, in quarterly installments, the principal on all borrowings outstanding as of March 30, 2004 made under the Tranche B commitment. A fixed percentage on all Tranche B borrowings will be due each quarter as follows:

   . for the first four quarters commencing with the fiscal quarter ending March 31, 2004, 2.50% of the principal balance of the loan is due per quarter;

   .   for quarters five through eight, 3.75% per quarter;

   .   for quarters nine through sixteen, 6.25% per quarter; and

   .   for the last two quarters, 12.50% per quarter.

   The aggregate amount required to be repaid under Tranche B for each of the four periods above will be $5.0 million, $7.5 million, $25.0 million, and $12.5 million, respectively.

   Any principal that has not been paid by the maturity date, June 30, 2008, is due at that time.

   The Company may voluntarily prepay any of the loans at any time. Tranche A permits reborrowings on a revolving basis but amounts repaid under Tranche B may not be reborrowed.

   The Company will have to make mandatory prepayments under certain circumstances, including among others:

   . 50% of the Company's excess annual cash flow as computed under the senior secured credit agreement, commencing April 30, 2004 with respect to the fiscal year ending December 31, 2003;

   . Any amount in excess of $1.0 million per calendar year received as net proceeds of asset sales outside the ordinary course of business or insurance proceeds subject to certain exceptions, to the extent not reinvested in property or assets within a stated period of time;

   . 50% of the net proceeds of any equity issuance excluding the committed issuance of the convertible preferred stock, an initial public offering and any offering to a borrower or guarantor party to the senior secured financing; and

   . 100% of the net proceeds of a debt issuance excluding permitted indebtedness.

   All prepayments described above are applied to the outstanding loan balances pro rata between Tranche A and Tranche B and pro rata across the maturities.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

   From the date of the senior secured credit agreement through and including the date on which earnings before interest, taxes and depreciation and amortization ("EBITDA") is greater than zero for two consecutive fiscal quarters, the Company may borrow money at the lesser of either:

   .   A base rate loan with an interest rate equal to 2.75% plus the higher of:

      .   The prime rate of the Toronto-Dominion Bank, New York Branch or

      .   The federal funds effective rate plus 0.5%; or

   . A Eurodollar loan with an interest rate equal to the London interbank offered rate ("LIBOR"), plus 3.75%.

   After the date of which EBITDA is greater than zero for two consecutive fiscal quarters, the base rate margin will range from 2.75% to 2.25% and the Eurodollar loan margin will range from 3.75% to 3.25%, depending upon the leverage ratio as of the most recently ended fiscal quarter.

   The Company was required to maintain in full force and effect through the maturity date one or more interest rate protection agreements (i.e. swap, cap, collar or similar agreement) for a period of three years or the date ending on the earlier to occur of the maturity date or the date upon which all of the loans have been paid in full or have terminated or expired, to fix or place a limit upon a rate of interest with respect to not less than an aggregate notional amount equal to fifty percent of the aggregate principal amount of credit facility debt that does not have a fixed interest rate until the credit facility was amended on February 23, 2001. The amended credit facility expanded the requirement of the Company to fix or place a limit upon a rate of interest with respect to not less than fifty percent of the Company's total outstanding debt.

   On January 12, 2001, the Company entered into an interest rate cap agreement with a counter party for a notional amount of $12.5 million to manage the interest rate risk on the Company's variable rate debt. The agreement expires in three years and caps the three-month LIBOR interest rate at 7.25%. For the nine months ended September 30, 2001, the Company recorded a loss of approximately $31,000 for this derivative.

   The Company incurred approximately $4.1 million of costs associated with obtaining the credit facility. Those costs consisted of loan origination fees, legal fees and other debt issuance costs that have been capitalized and are being amortized to interest expense using the effective interest method over the term of the credit facility.

   An unused facility commitment fee ranging from 1.0% to 1.5% on the daily average unused portion of the credit facility is due on a quarterly basis. The commitment fee expense for the nine months ended September 30, 2001 and 2000 and the year ended December 31, 2000 was approximately $1.1 million, $0.5 million and $1.0 million, respectively.

   As a condition of the credit facility, Sprint PCS has entered into a consent and agreement with the lenders that modifies Sprint PCS' rights and remedies under its management agreement with the Company. Among other things, Sprint PCS consented to the pledge of substantially all of the Company's assets, including the management agreement, to the lenders. In addition, Sprint PCS may not terminate the management agreement with the Company and must maintain 10 MHz of PCS spectrum in the Company's markets until the credit facility is satisfied or the Company's assets are sold pursuant to the terms of the consent and assignment with the lenders.

   The Company is required to maintain certain financial ratios and other financial conditions including debt coverage ratios, minimum levels of revenue and wireless subscribers, and limitations on capital expenditures. Additionally, the Company has agreed not to merge, dispose of its assets, make restricted payments, including
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR dividends, and certain other matters as defined in the credit facility. On February 23, 2001, the Company entered into an amendment to the credit facility which included a consent to the purchase from Sprint PCS of the Iowa City and Cedar Rapids, Iowa BTAs discussed in Note 6 and which amended certain covenant definitions and requirements. On September 28, 2001, the Company entered into an amendment which included a consent to the merger with AirGate PCS, Inc. as discussed in Note 19 and which amended certain covenant definitions and requirements.

   At September 30, 2001, the Company was in compliance with these covenants in accordance with the amended credit facility.

   Annual maturities of the long-term debt are as follows as of September 30, 2001 (in thousands):

September 30,
   2002....................... $      --
   2003.......................        --
   2004.......................     3,750
   2005.......................     6,875
   2006.......................    11,250
   Thereafter.................   328,125
                               ---------
   Total......................   350,000
   Less: Unamortized discount.  (158,608)
                               ---------
   Total long-term debt....... $ 191,392
                               =========

11. LEASE COMMITMENTS

   The Company is obligated under non-cancelable operating lease agreements for offices, stores, network equipment space and cell sites. At September 30, 2001, the future minimum annual lease payments under these non-cancelable operating lease agreements are as follows (in thousands):

September 30,
   2002....... $10,785
   2003.......  10,619
   2004.......  10,149
   2005.......   9,305
   2006.......   6,626
   Thereafter.  21,547
               -------
   Total...... $69,031
               =======

   Rent expense was approximately $6.5 million, $1.7 million, $3.0 million and $0.4 million for the nine months ended September 30, 2001 and 2000, for the year ended December 31, 2000 and for the period ended December 31, 1999, respectively, of which approximately $40,000, $40,000, $53,000 and $31,000, respectively, was paid to one of the Company's stockholders/members. Included in minimum lease commitments is approximately $0.4 million and $0.5 million, respectively, for the nine months ended September 30, 2001 and 2000, and approximately $0.5 million each for the year ended December 31, 2000 and the period ended December 31, 1999, payable to one of the Company's stockholders/members.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

   The Company leases two tower sites and several phone systems under capital leases. At September 30, 2001, the future payments under the capital lease obligations, less imputed interest, are as follows (in thousands):

September 30,
   2002........................................... $  47
   2003...........................................    43
   2004...........................................    45
   2005...........................................    47
   2006...........................................    49
   Thereafter.....................................   571
                                                   -----
   Total minimum lease payments...................   802
   Less amount representing interest..............  (422)
                                                   -----
   Present value of net minimum lease payments....   380
   Less current obligations under a capital lease.    (7)
                                                   -----
   Long-term obligations under a capital lease.... $ 373
                                                   =====

   The following is a summary of property and equipment under capital leases included in the accompanying consolidated balance sheets as follows (in thousands):

                              September 30, December 31,
                                  2001          2000
                              ------------- ------------
Network assets...............     $380          $224
Office equipment.............       26            26
                                  ----          ----
                                   406           250
Less accumulated depreciation      (19)           (5)
                                  ----          ----
                                  $387          $245
                                  ====          ====

12. PURCHASE COMMITMENTS

   On May 24, 1999 the Company entered into a three-year $32.0 million agreement with Nortel for the purchase of network equipment and infrastructure, including switches and base station controllers. On July 11, 2000 the amount was increased from $32.0 million to $60.0 million. Nortel provided financing to the Company until July 12, 2000 for these purchases pursuant to the Nortel Credit Facility discussed in Note 10. iPCS has also committed to purchase required equipment from Nortel related to certain expansion markets if they are granted them by Sprint PCS. Under the agreement, the Company receives a discount on the network equipment and services because of the Sprint PCS affiliation, but pays a slight premium to the discounted price on any equipment and services financed by Nortel. If the Company's affiliation with Sprint PCS ends, Nortel has the right to either terminate the agreement or, with the Company's consent, modify the agreement to establish new prices, terms and conditions. As of September 30, 2001, the Company has met the requirements of the agreement.

   In July 2000 the Company entered into an equipment purchase agreement with Lucent Technologies Inc. ("Lucent") for the purchase of network equipment and infrastructure which includes one switch and 100 base station controllers for the Michigan markets within the first year of the agreement and an additional 32 base station controllers within two years after the execution of the agreement. As of September 30, 2001, the Company has satisfied these purchase terms. In addition, the Company has agreed to use Lucent's equipment exclusively in the construction of the Company's network located within the state of Michigan. The Company has entered into this agreement with Lucent as an additional affiliate of Sprint PCS and is subject to the terms
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR and conditions of a procurement and services contract between Lucent and an affiliate of Sprint PCS that will expire on January 31, 2006.

13. EMPLOYEE BENEFITS

   The Company has established a 401(k) plan (the "Plan") in which substantially all employees may participate. The Plan allows eligible employees to contribute up to 15% of their compensation and provides that the Company will make matching contributions of 50% up to the first eight percent of an employee's contribution. In addition, the Company may make discretionary contributions to the Plan. Company contributions to the Plan were approximately $72,000, $28,000, $38,000 and $14,000 for the nine months ended September 30, 2001 and 2000, for the year ended December 31, 2000 and for the period ended December 31, 1999, respectively.

14. REDEEMABLE PREFERRED STOCK

   Contemporaneously with the issuance of the 300,000 units discussed in Note 10, the Company issued to an investor group 9,090,909 shares of Series A-1 convertible participating preferred stock ("Series A-1 preferred stock") at a purchase price of $5.50 per share, yielding gross proceeds of $50.0 million; net proceeds were approximately $46.4 million. On December 28, 2000, the Company issued to the same investor group 14,000,000 shares of Series A-2 convertible participating preferred stock ("Series A-2 preferred stock") at a purchase price of $5.00 per share, yielding gross proceeds of $70.0 million; net proceeds were approximately $65.8 million.

   The holders of Series A-1 preferred stock and Series A-2 preferred stock may, at their option, convert all or any such shares into shares of common stock. Each share of Series A-1 preferred stock and Series A-2 preferred stock shall automatically convert into common stock under certain conditions including a public offering of securities with gross proceeds of $50 million or a change of control. The holders of Series A-1 preferred stock and Series A-2 preferred stock have the same voting rights as common stockholders. The Series A-1 preferred stock ranks senior to common stock and on parity with the Series A-2 preferred stock. In the event that the Company has not completed an initial public offering of common stock or consummated a business transaction meeting certain criteria by the fifth anniversary of the investment, the investor group has the right to request the Company to repurchase the Series A-1 preferred stock and Series A-2 preferred stock at fair market value, unless the Company's Board of Directors determines, in its sole discretion, that it is not in the Company's best interests to do so, whereupon the investor group would have the right to force a sale of the Company subject to the rights of Sprint and Sprint PCS under the Sprint PCS Agreements. The Series A-1 preferred stock and Series A-2 preferred stock have a mandatory redemption for cash at an amount equal to the stated value plus accrued dividends on July 12, 2011. The Company accretes the carrying value of the Series A-1 preferred stock and Series A-1 preferred stock (net of offering costs incurred) to the redemption amount by the effective interest method. During the nine months ended September 30, 2001 and the year ended December 31, 2000, the Company recorded approximately $0.2 million and $0.2 million, respectively, of accretion on the Series A-1 preferred stock and approximately $0.3 million and approximately $4,000, respectively, of accretion on the Series A-2 preferred stock.

   The Company allocated the entire net proceeds received from the issuance of Series A-1 preferred stock of approximately $46.4 million to the beneficial conversion feature on the issuance of Series A-1 preferred stock in accordance with EITF Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments." The beneficial conversion feature was calculated at the issuance date of the Series A-1 preferred stock based on the difference
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR between the conversion price of $5.50 per share and estimated fair value of the common stock at that date. This amount, however, was limited to the proceeds received from issuing the beneficial convertible security. As the Series A-1 preferred stock was immediately convertible, the Company also recorded accretion of approximately $46.4 million to additional paid-in capital.

   The Company allocated the entire net proceeds received from the issuance of the Series A-2 preferred stock of approximately $65.8 million to the Series A-2 preferred stock in accordance with EITF Issue No. 00-27, "Application of EITF Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion, Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments." No beneficial conversion feature was considered to exist due to the conversion price of the Series A-2 preferred stock at time of issuance exceeding the estimated fair value of the common stock at that date.

   The Series A-1 preferred stock and Series A-2 preferred stock bear cumulative dividends, whether or not declared, at the rate of 7.5% of the preferred liquidation preference per year and, when paid, shall be paid only in additional shares of preferred stock. Dividends shall accumulate and compound semi-annually. The preferred liquidation preference is equal to $5.50 (Series A-1) and $5.00 (Series A-2) per share plus any accrued but unpaid dividends on such share of preferred stock. Dividends on each share shall accrue on a daily basis and be cumulative from the date of original issue. During the nine months ended September 30, 2001 and the year ended December 31, 2000, the Company recorded approximately $2.9 million and $1.8 million, respectively, of accrued dividends on the Series A-1 preferred stock and approximately $4.0 million and approximately $0.1 million, respectively, of accrued dividends on the Series A-2 preferred stock, as a charge to additional paid in capital.

   In addition to the 7.5% dividend, when and if the Board of Directors declares a dividend payable with respect to the then outstanding shares of common stock, the holders of the Series A-1 preferred stock and Series A-2 preferred stock shall be entitled to the amount of dividends per share as would be payable on the number of shares of common stock into which such shares of Series A-1 preferred stock and Series A-2 preferred stock could then be converted. Upon the occurrence of a change of control prior to July 12, 2005, the Company will be obligated to pay a special dividend to each holder of Series A-1 preferred stock and Series A-2 preferred stock (except as to any changes of control in connection with a business combination with a private company as to which the investor group waives its right to receive such dividend) in an amount equal to the amount of all unpaid dividends that would have been payable through July 12, 2005.

15. EQUITY

   The Predecessor Company was organized as a LLC and, as such, had no outstanding stock. Owners (members) actually held a membership interest in the LLC. As a result, the investment of those members in the Predecessor Company is reflected as Members contributions in the accompanying Consolidated Statements of Redeemable Preferred Stock and Equity (Deficiency).

   On March 12, 1999, the Company entered into a management agreement (the "Management Agreement") with Mr. Yager to act as the Manager of the Predecessor Company. The Management Agreement entitled Mr. Yager to a cash bonus equal to 2.5% of the fair market value of the Company in the event of a Transfer (as defined in the Management Agreement) of all or substantially all of the assets of the Company, or 2.5% of the fair market value of any transferred interests in the Company, in excess of the applicable member's cumulative contributions. Effective as of February 29, 2000, Mr. Yager and the Company agreed to terminate the Management Agreement, and in exchange therefor Mr. Yager received a 1.5% ownership interest in the Predecessor Company. In addition, the Company paid the withholding tax obligation arising by reason of the issuance of the 1.5% ownership interest to Mr. Yager, and the federal and state taxes on the issuance of the ownership interest and payment of the withholding tax obligation. Based upon the expected offering price of the
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR initial public offering as determined on April 24, 2000, the Company recorded non-cash compensation expense of approximately $8.5 million related to the ownership interest granted and recorded general and administrative expense of approximately $1.6 million related to taxes paid by the Company on behalf of Mr. Yager for both the nine months ended September 30, 2000 and the year ended December 31, 2000.

   On July 11, 2000, the Board of Directors approved the amended and restated 2000 Long Term Incentive Stock Plan. Under the plan, the Company may grant stock options, stock appreciation rights, shares of common stock and performance units to employees, consultants and directors. The total number of shares of common stock that can be awarded under the plan is 6,500,000 shares, which will be increased on December 31 of each year beginning on December 31, 2000 by a number of shares equal to 1% of the number of shares then outstanding, up to maximum of 8,000,000. On July 12, 2000, the Board of Directors granted options to members of management, employees and directors to acquire 1,558,750 shares of common stock with an exercise price of $5.50 per share.

   On February 28, 2001, the Board of Directors approved options for members of management, employees and directors, with a grant date of January 1, 2001. The vesting period for these employee stock options begins on the later of the employee's hire date or January 1, 2001, and extends for four years. For directors, the vesting period begins on January 1, 2001, and extends for four years. During the nine months ended September 30, 2001, 1,427,750 options were granted at an exercise price of $4.65.

   At September 30, 2001 and December 31, 2000, the following is a summary of options outstanding and exercisable:

                                                       Weighted
                                                       Average
                                                       Exercise
                                             Shares     Price
                                            ---------  --------
Outstanding at beginning of period
   Granted................................. 1,592,750   $5.52
   Exercised...............................        --      --
   Forfeited...............................    (2,750)   5.50
                                            ---------   -----
Outstanding at December 31, 2000........... 1,590,000    5.52
   Granted................................. 1,427,750    4.65
   Exercised...............................        --      --
   Forfeited...............................   (12,499)   5.30
                                            ---------   -----
Outstanding at September 30, 2001.......... 3,005,251   $5.11
                                            =========   =====
Options exercisable........................ 1,045,472
Weighted-average remaining contractual life 9.0 years

   The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for its employee and director stock options. Compensation expense is determined as the excess of the fair value of the Company's common stock at date of grant over the exercise price. Based upon the then expected offering price of a planned initial public offering, the Company recognized total unearned compensation expense of approximately $8.3 million related to the grants made in July 2000. This amount is being amortized as compensation expense over the vesting period of the options; such vesting period begins on the employee's date of hire and extends for four years. For directors and all future grants to employees, the vesting period begins on the date of grant and extends for four years. Total non-cash compensation expense related to such options was approximately $1.5 million, $2.2 million and $2.7 million, respectively, for the nine months ended September 30, 2001 and 2000, and the year ended December 31, 2000. There was no
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR compensation expense recorded for the grants made to employees and directors during the nine months ended September 30, 2001 since the exercise price was equal to the estimated fair value of the Company's common stock.

   If compensation expense for the stock option grants had been determined based on fair value at the grant date consistent with the requirements of SFAS No. 123, "Accounting for Stock Based Compensation," the Company's net loss applicable to common stockholders and net loss per share would have been the pro forma amounts indicated below:


                                            Nine Months Ended
                                              September 30,     Year Ended
                                           ------------------  December 31,
                                             2001      2000        2000
                                           --------  --------  ------------
Net loss applicable to common stockholders
  (in thousands):
   As reported............................ $(68,127) $(83,270)  $(104,507)
   Pro forma..............................  (69,678)  (83,902)   (105,290)
Basic and diluted loss per common share:
   As reported............................ $  (1.52) $  (1.86)  $   (2.33)
   Pro forma..............................    (1.55)    (1.87)      (2.35)

   The Company's calculation of fair value of the options was made using the Black-Scholes model with the following assumptions:

                         Nine Months
                            Ended
                        September 30,  Year Ended
                        ------------- December 31,
                         2001   2000      2000
                        -----  -----  ------------
Risk free interest rate 5.17%  6.35%     6.35%
Dividend yield.........    0%     0%        0%
Expected life in years.     4      4         4
Volatility.............  100%    40%       40%

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following disclosure of the estimated fair value of financial instruments is made pursuant to SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Fair value estimates are subject to inherent limitations. Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. The estimated fair values of financial instruments are not necessarily indicative of amounts the Company might realize in actual market transactions. Estimates of fair value are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The carrying amounts at September 30, 2001, December 31, 2000 and 1999 for cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued liabilities, and variable rate long-term debt are reasonable estimates of their fair values. The fair value of our senior secured notes based on closing market prices at September 30, 2001 and December 31, 2000 was approximately $150.0 million and $123.0 million, respectively.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

17. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (in thousands)


                                                                Nine Months Ended
                                                                  September 30,    Year Ended  Period Ended
                                                                ----------------- December 31, December 31,
                                                                  2001     2000       2000         1999
                                                                 ------  -------  ------------ ------------
Supplemental disclosure of cash flow information--cash paid
  for interest................................................. $2,090   $ 1,971    $ 1,971       $  206
Supplemental schedule of noncash investing and financial
  activities:
   Accounts payable incurred for the acquisition of property,
     equipment and construction in progress....................  7,592    10,223     16,610        2,739
   Capital lease obligations incurred for the acquisition of
     property and equipment....................................    156        --        250           --
   Accrued dividends on redeemable preferred stock.............  6,937       812      1,808           --
   Accretion to the redemption amount of redeemable
     preferred stock...........................................    531        69        155           --
   Grant of stock options......................................     --     8,247      8,247           --
   Issuance of warrants in connection with the senior discount
     notes.....................................................     --    24,859     24,859           --
   Issuance of warrants to Sprint PCS..........................     --     9,147      9,147           --

18. VALUATION AND QUALIFYING ACCOUNTS (in thousands)

                                                                     Balance
                                     Beginning Costs and            at End of
                                     of Period Expenses  Write-Offs  Period
                                     --------- --------- ---------- ---------
Period ended December 31, 1999
  allowance for doubtful accounts...   $ --     $    1    $    --    $    1
                                       ====     ======    =======    ======
Nine months ended September 30, 2000
  allowance for doubtful accounts...   $  1     $  305    $  (137)   $  169
                                       ====     ======    =======    ======
Year ended December 31, 2000
  allowance for doubtful accounts...   $  1     $  614    $  (287)   $  328
                                       ====     ======    =======    ======
Nine months ended September 30, 2001
  allowance for doubtful accounts...   $328     $5,042    $(2,657)   $2,713
                                       ====     ======    =======    ======

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

19. MERGER

   On August 28, 2001, the Company signed an agreement and plan of merger with AirGate PCS, Inc. ("AirGate"), a Sprint PCS affiliate, under which AirGate and the Company will combine in a tax-free stock for stock transaction. AirGate will issue approximately 13.5 million shares of AirGate common stock, including
1.1 million shares reserved for issuance upon the exercise of the Company's outstanding options and warrants. At the effective time of the merger, each issued and outstanding share of the Company's common stock will be converted into the right to receive approximately 0.1594 of a share of AirGate common stock, referred to as the exchange ratio. All shares of the Company's preferred stock will be converted into the Company's common stock immediately prior to the effective time of the merger. At the effective time of the merger, AirGate will assume each unexpired and unexercised option and warrant to purchase shares of the Company's common stock and convert it into an option or warrant to purchase AirGate common stock based on one share of the Company's common stock equal to the exchange ratio of AirGate's common stock. In addition, the exercise price per share of AirGate common stock issuable under each converted option or converted warrant will be equal to the per share exercise price of the Company option or warrant divided by the exchange ratio. The options will be fully vested at the time of the merger and the warrants will remain subject to the terms and conditions set forth in the applicable warrant agreement. The total number of shares of AirGate common stock to be issued by AirGate in connection with the merger will not exceed 13,500,000. The completion of the merger is subject to approval by the stockholders of the Company and AirGate. The special meetings of the AirGate stockholders and iPCS stockholders have each been set for November 27, 2001. A majority of the stockholders of iPCS have agreed to vote their shares in favor of the merger. The closing of the merger is also subject to other customary conditions, including regulatory approval under the Hart-Scott-Rodino Act and the consent or approval of Sprint PCS and the lenders under the AirGate and iPCS credit facilities, all of which have been obtained. The merger agreement will terminate if the merger is not consummated on or before March 1, 2002. It is anticipated that the merger will close around the end of November 2001.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

20. CONSOLIDATING FINANCIAL INFORMATION

   The Notes are fully, unconditionally, and joint and severally guaranteed by iPCS Wireless, Inc. and iPCS Equipment, Inc., which are wholly-owned subsidiaries of iPCS, Inc. The consolidating financial information for 1999 has not been provided since iPCS, Inc. and its two wholly-owned subsidiaries did not acquire the business of the Predecessor Company until July 12, 2000 as discussed in Note 1 and only the Predecessor Company had activities in 1999. Therefore, the 1999 consolidating financial information is identical to the Consolidated Financial Statements. The following consolidating financial information as of September 30, 2001 and December 31, 2000 and for the nine months ended September 30, 2001 and for the year ended December 31, 2000 is presented for iPCS, Inc., iPCS Wireless, Inc. and iPCS Equipment, Inc. (in thousands):

                          Consolidating Balance Sheet
                           as of September 30, 2001

                                                                         iPCS
                                                                    Wireless, Inc.
                                                                         and          iPCS
                                                            iPCS,    Predecessor   Equipment,
                          Assets                            Inc.       Company        Inc.    Eliminations Consolidated
                          ------                           -------- -------------- ---------- ------------ ------------
Current Assets:
   Cash and cash equivalents.............................. $    306    $ 53,890     $   383    $      --     $ 54,579
   Accounts receivable, less allowance....................       --      14,964          --           --       14,964
   Other receivables......................................       --       1,604          --           --        1,604
   Intercompany receivables...............................  102,050          --           4     (102,054)          --
   Inventories............................................       --       3,379          --           --        3,379
   Prepaid expenses and other assets......................      235       4,564          --           --        4,799
                                                           --------    --------     -------    ---------     --------
      Total current assets................................  102,591      78,401         387     (102,054)      79,325
Property and equipment including construction in progress,
 net......................................................       --     160,546      37,651          (36)     198,161
Financing costs, less accumulated amortization............    6,059       3,499          --           --        9,558
Intangible assets, net....................................    8,549      31,385          --           --       39,934
Intercompany receivables--long term.......................  232,276      45,241       7,688     (285,205)          --
Other assets..............................................       --       1,778          --           --        1,778
                                                           --------    --------     -------    ---------     --------
      Total assets........................................ $349,475    $320,850     $45,726    $(387,295)    $328,756
                                                           ========    ========     =======    =========     ========

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

                                            Consolidating Balance Sheet
                                        as of September 30, 2001 (continued)

                                                                       iPCSWireless,
                                                                         Inc. and       iPCS
           Liabilities, Redeemable Preferred                  iPCS,     Predecessor  Equipment,
             Stock and Equity (Deficiency)                    Inc.        Company       Inc.    Eliminations Consolidated
             -----------------------------                   --------  ------------- ---------- ------------ ------------
Current Liabilities:........................................
   Accounts payable......................................... $    721    $  26,862    $ 3,827    $      --    $  31,410
   Accrued expenses.........................................       18        4,419          9           --        4,446
   Accrued interest.........................................       --           79         --           --           79
   Intercompany payables....................................       --      102,054         --     (102,054)          --
   Deferred revenue.........................................       --        4,742         --           --        4,742
   Capital lease obligations--current portion...............       --            7         --           --            7
                                                             --------    ---------    -------    ---------    ---------
      Total current liabilities.............................      739      138,163      3,836     (102,054)      40,684
Deferred gain on tower sales................................       --        7,667         --           --        7,667
Deferred rent...............................................       --        2,264         --           --        2,264
Deferred revenue............................................       --        1,763         --           --        1,763
Capital lease obligations--long term........................       --          373         --           --          373
Intercompany payables--long term............................       --      239,964     45,241     (285,205)          --
Accrued interest............................................   16,944           --         --           --       16,944
Long-term debt..............................................  141,392       50,000         --           --      191,392
                                                             --------    ---------    -------    ---------    ---------
      Total liabilities.....................................  159,075      440,194     49,077     (387,259)     261,087
                                                             --------    ---------    -------    ---------    ---------
Redeemable preferred stock..................................  121,548           --         --           --      121,548
                                                             --------    ---------    -------    ---------    ---------
Equity (Deficiency):
   Common stock.............................................      449           --         --           --          449
   Additional paid in capital...............................   70,853           --         --           --       70,853
   Unearned compensation....................................   (3,985)          --         --           --       (3,985)
   Accumulated deficit......................................    1,535     (119,344)    (3,351)         (36)    (121,196)
                                                             --------    ---------    -------    ---------    ---------
      Total equity (deficiency).............................   68,852     (119,344)    (3,351)         (36)     (53,879)
                                                             --------    ---------    -------    ---------    ---------
      Total liabilities, redeemable preferred stock and
       equity (deficiency).................................. $349,475    $ 320,850    $45,726    $(387,295)   $ 328,756
                                                             ========    =========    =======    =========    =========

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

Consolidating Statement of Operations for the Nine Months Ended September 30,
                                     2001

                                                 iPCS
                                            Wireless, Inc.
                                                 and
                                   iPCS,     Predecessor        iPCS
                                   Inc.        Company     Equipment, Inc. Eliminations Consolidated
                                  --------  -------------- --------------- ------------ ------------
Revenues:
   Service....................... $     --     $ 71,834        $    --       $     --     $ 71,834
   Equipment and other...........       --        5,678          8,273         (8,273)       5,678
                                  --------     --------        -------       --------     --------
          Total revenues.........       --       77,512          8,273         (8,273)      77,512
                                  --------     --------        -------       --------     --------
Operating Expenses:
   Cost of service...............       --       61,042             --           (546)      60,496
   Cost of equipment.............       --       18,292          7,691         (7,691)      18,292
   Selling.......................       --       20,845             --             --       20,845
   General and administrative:
       Non-cash compensation.....       --        1,530             --             --        1,530
       Other general and
         administrative..........    1,895        6,739              1             --        8,635
   Depreciation and amortization.      371       14,391            623             --       15,385
                                  --------     --------        -------       --------     --------
          Total operating
            expenses.............    2,266      122,839          8,315         (8,237)     125,183
                                  --------     --------        -------       --------     --------
Loss from operations.............   (2,266)     (45,327)           (42)           (36)     (47,671)
Other Income (Expense):
   Interest Income...............   21,347        6,689            487        (24,986)       3,537
   Interest expense..............  (13,249)     (25,569)        (3,163)        24,986      (16,995)
   Other income..................       --          470             --             --          470
                                  --------     --------        -------       --------     --------
Net Income (Loss)................ $  5,832     $(63,737)       $(2,718)      $    (36)    $(60,659)
                                  ========     ========        =======       ========     ========

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

Consolidating Statement of Cash Flows for the Nine Months Ended September 30,
                                     2001

                                                                     iPCS
                                                                Wireless, Inc.
                                                                     and
                                                       iPCS,     Predecessor        iPCS
                                                       Inc.        Company     Equipment, Inc. Eliminations Consolidated
                                                      --------  -------------- --------------- ------------ ------------
Cash Flows from Operating Activities:
  Net loss........................................... $  5,832    $ (63,737)      $ (2,718)        $(36)     $ (60,659)
  Adjustment to reconcile net loss to net cash flows
   from operating activities:
   Depreciation and amortization.....................      370       14,392            623           --         15,385
   Loss on disposal of property and equipment........       --        1,042             --           --          1,042
   Gain on tower sales...............................       --       (1,509)            --           --         (1,509)
   Amortization of deferred gain on tower sales......       --         (543)            --           --           (543)
   Amortization of deferred rent.....................       --         (135)            --           --           (135)
   Amortization of financing costs...................      340          389             --           --            729
   Non-cash interest.................................    8,811           31             --           --          8,842
   Non-cash compensation.............................       --        1,530             --           --          1,530
   Changes in assets and liabilities:
    Accounts receivable..............................       --       (8,657)            --           --         (8,657)
    Other receivables................................       --         (650)            --           --           (650)
    Inventories......................................       --          (66)            --           --            (66)
    Prepaid expenses and other assets................      (85)      (4,248)            --           --         (4,333)
    Accounts payable, accrued expenses and
     accrued interest................................   10,664       16,864            (19)          --         27,509
    Deferred revenue.................................       --        4,768             --           --          4,768
                                                      --------    ---------       --------         ----      ---------
      Net cash flows from operating activities.......   25,932      (40,529)        (2,114)         (36)       (16,747)
                                                      --------    ---------       --------         ----      ---------
Cash Flows from Investing Activities:
  Capital expenditures...............................       --      (78,940)       (19,490)          36        (98,394)
  Acquisition of the Iowa City, Cedar Rapids, Iowa
   markets...........................................       --      (31,678)            --           --        (31,678)
  Proceeds from disposition of fixed assets..........       --           42             --           --             42
  Proceed from build-to-suit agreement...............       --        2,496             --           --          2,496
  Proceeds from tower sales..........................       --        8,204             --           --          8,204
                                                      --------    ---------       --------         ----      ---------
      Net cash flows from investing activities.......       --      (99,876)       (19,490)          36       (119,330)
                                                      --------    ---------       --------         ----      ---------
Cash Flows from Financing Activities:
  Proceeds from long-term debt.......................       --       25,000             --           --         25,000
  Payments on capital lease obligations..............       --          (13)            --           --            (13)
  Debt financing costs...............................     (243)          --             --           --           (243)
  Interest rate protection costs.....................       --          (46)            --           --            (46)
  Intercompany receivables/payables..................  (25,685)       4,067         21,618           --             --
                                                      --------    ---------       --------         ----      ---------
      Net cash flows from financing activities.......  (25,928)      29,008         21,618           --         24,698
                                                      --------    ---------       --------         ----      ---------
Increase (decrease) in cash and cash equivalents.....        4     (111,397)            14           --       (111,379)
Cash and cash equivalents at beginning of period.....      302      165,287            369           --        165,958
                                                      --------    ---------       --------         ----      ---------
Cash and cash equivalents at end of period........... $    306    $  53,890       $    383         $ --      $  54,579
                                                      ========    =========       ========         ====      =========

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

              Consolidating Balance Sheet as of December 31, 2000

                                                                  iPCS
                                                             Wireless, Inc.
                                                                  and
                                                    iPCS,     Predecessor        iPCS
                   Assets                           Inc.        Company     Equipment, Inc. Eliminations Consolidated
                   ------                          --------  -------------- --------------- ------------ ------------
Current Assets:
   Cash and cash equivalents...................... $    302     $165,287        $   369      $      --     $165,958
   Accounts receivable, less allowance............       --        5,350             --             --        5,350
   Other receivables..............................       --          231             --             --          231
   Intercompany receivables.......................  307,110       15,930             --       (323,040)          --
   Inventories....................................       --        3,314             --             --        3,314
   Prepaid expenses and other assets..............      150        1,689             --             --        1,839
                                                   --------     --------        -------      ---------     --------
      Total current assets........................  307,562      191,801            369       (323,040)     176,692
Property and equipment including construction
 in progress, net.................................       --      109,379         19,708             --      129,087
Financing costs, less accumulated amortization....    6,156        3,889             --             --       10,045
Intangible assets, net............................    8,921        3,438             --             --       12,359
Other assets......................................       --          392             --             --          392
                                                   --------     --------        -------      ---------     --------
      Total assets................................ $322,639     $308,899        $20,077      $(323,040)    $328,575
                                                   ========     ========        =======      =========     ========

           Liabilities, Redeemable
             Preferred Stock and
             Equity (Deficiency)
           -----------------------
Current Liabilities:
   Accounts payable............................... $    729     $ 21,785        $ 4,780      $      --     $ 27,294
   Accrued expenses...............................       72        2,614             --             --        2,686
   Accrued interest...............................       --           22             --             --           22
   Intercompany payables..........................       --      307,110         15,930       (323,040)          --
   Deferred revenue...............................       --        1,346             --             --        1,346
   Capital lease obligations--current portion.....       --           12             --             --           12
                                                   --------     --------        -------      ---------     --------
      Total current liabilities...................      801      332,889         20,710       (323,040)      31,360
Deferred gain on tower sales......................       --        6,000             --             --        6,000
Deferred revenue..................................       --          392             --             --          392
Capital lease obligations--long-term..............       --          225             --             --          225
Accrued interest..................................    6,219           --             --             --        6,219
Long-term debt....................................  132,581       25,000             --             --      157,581
                                                   --------     --------        -------      ---------     --------
      Total liabilities...........................  139,601      364,506         20,710       (323,040)     201,777
                                                   --------     --------        -------      ---------     --------
Redeemable preferred stock........................  114,080           --             --             --      114,080
                                                   --------     --------        -------      ---------     --------
Equity (Deficiency):
   Common stock...................................      449           --             --             --          449
   Additional paid in capital.....................   78,321           --             --             --       78,321
   Unearned compensation..........................   (5,515)          --             --             --       (5,515)
   Accumulated deficit............................   (4,297)     (55,607)          (633)            --      (60,537)
                                                   --------     --------        -------      ---------     --------
      Total equity (deficiency)...................   68,958      (55,607)          (633)            --       12,718
                                                   --------     --------        -------      ---------     --------
      Total liabilities, redeemable preferred
       stock and equity (deficiency).............. $322,639     $308,899        $20,077      $(323,040)    $328,575
                                                   ========     ========        =======      =========     ========

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

                     Consolidating Statement of Operations
                 for the Nine Months Ended September 30, 2000

                                                           iPCS
                                                      Wireless, Inc.
                                                           and
                                              iPCS,    Predecessor        iPCS
                                              Inc.       Company     Equipment, Inc. Eliminations Consolidated
                                             -------  -------------- --------------- ------------ ------------
Revenues:
   Service.................................. $    --     $  9,914        $   --         $   --      $  9,914
   Equipment and other......................      --        1,700            --             --         1,700
                                             -------     --------        ------         ------      --------
          Total revenues....................      --       11,614            --             --        11,614
                                             -------     --------        ------         ------      --------
Operating Expenses:
   Cost of service..........................      --        9,812            --             --         9,812
   Cost of equipment........................      --        4,977            --             --         4,977
   Selling..................................      --        4,960            --             --         4,960
   General and administrative:
       Non-cash compensation................      --       10,686            --             --        10,686
       Taxes on non-cash compensation.......      --        1,567            --             --         1,567
       Other general and administrative.....     898        3,708            88             --         4,694
   Depreciation and amortization............     103        5,446            --             --         5,549
                                             -------     --------        ------         ------      --------
          Total operating expenses..........   1,001       41,156            88             --        42,245
                                             -------     --------        ------         ------      --------
Loss from operations........................  (1,001)     (29,542)          (88)            --       (30,631)
Other Income (Expense):
   Interest income..........................     174        1,775            --             --         1,949
   Interest expense.........................  (4,760)      (1,499)           --             --        (6,259)
   Other income.............................      --          424            --             --           424
                                             -------     --------        ------         ------      --------
Loss Before Extraordinary Item..............  (5,587)     (28,842)          (88)            --       (34,517)
Extraordinary item--loss on early
  extinguishment of debt....................      --       (1,485)           --             --        (1,485)
                                             -------     --------        ------         ------      --------
Net Loss.................................... $(5,587)    $(30,327)       $  (88)        $   --      $(36,002)
                                             =======     ========        ======         ======      ========

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

                     Consolidating Statement of Operations
                     for the Year Ended December 31, 2000

                                                         iPCS
                                                       Wireless,
                                                       Inc. and      iPCS
                                              iPCS,   Predecessor Equipment,
                                              Inc.      Company      Inc.    Eliminations Consolidated
                                             -------  ----------- ---------- ------------ ------------
Revenues:
   Service.................................. $    --   $ 18,534     $  --      $    --      $ 18,534
   Equipment and other......................      --      2,695        --           --         2,695
                                             -------   --------     -----      -------      --------
          Total revenues....................      --     21,229        --           --        21,229
                                             -------   --------     -----      -------      --------
Operating Expenses:
   Cost of service..........................      --     16,786        --           --        16,786
   Cost of equipment........................      --     10,053        --           --        10,053
   Selling..................................      --     10,783        --           --        10,783
   General and administrative:
       Non-cash compensation................      --     11,212        --           --        11,212
       Taxes on non-cash compensation.......      --      1,567        --           --         1,567
       Other general and administrative.....   3,925      5,278       116           --         9,319
   Depreciation and amortization............     227      8,382        --           --         8,609
                                             -------   --------     -----      -------      --------
          Total operating expenses..........   4,152     64,061       116           --        68,329
                                             -------   --------     -----      -------      --------
Loss from operations........................  (4,152)   (42,832)     (116)          --       (47,100)
Other Income (Expense):
   Interest income..........................   9,403      3,780        --       (9,740)        3,443
   Interest expense.........................  (9,548)   (11,416)     (517)       9,740       (11,741)
   Other income.............................      --        726        --           --           726
                                             -------   --------     -----      -------      --------
Loss Before Extraordinary Item..............  (4,297)   (49,742)     (633)          --       (54,672)
Extraordinary item--loss on early
  extinguishment of debt....................      --     (1,485)       --           --        (1,485)
                                             -------   --------     -----      -------      --------
Net Loss.................................... $(4,297)  $(51,227)    $(633)     $    --      $(56,157)
                                             =======   ========     =====      =======      ========

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

                     Consolidating Statement of Cash Flows
                 for the Nine Months Ended September 30, 2000

                                                                         iPCS
                                                                       Wireless,
                                                                       Inc. and      iPCS
                                                             iPCS,    Predecessor Equipment,
                                                             Inc.       Company      Inc.    Eliminations Consolidated
                                                           ---------  ----------- ---------- ------------ ------------
Cash Flows from Operating Activities:
  Net loss................................................ $  (5,587)  $(30,327)   $    (88)     $--        $(36,002)
  Adjustment to reconcile net loss to net cash flows from
   operating activities:
   Depreciation and amortization..........................       103      5,446          --       --           5,549
   Loss on disposal of property and equipment.............        --         56          --       --              56
   Gain on tower sales....................................        --       (479)         --       --            (479)
   Amortization of deferred gain on tower sales...........        --       (180)         --       --            (180)
   Amortization of financing costs........................        69        165          --       --             234
   Non-cash interest......................................     2,322         --          --       --           2,322
   Extraordinary loss on early extinguishment of debt.....        --      1,485          --       --           1,485
   Non-cash compensation..................................        --     10,686          --       --          10,686
   Changes in assets and liabilities:
    Accounts receivable...................................        --     (3,313)         --       --          (3,313)
    Other receivables.....................................        --       (141)         --       --            (141)
    Inventories...........................................        --        222          --       --             222
    Prepaid expenses and other assets.....................    (1,318)      (941)         --       --          (2,259)
    Accounts payable, accrued expenses and accrued
     interest.............................................     3,167      4,853       1,375       --           9,395
    Deferred revenue......................................        --        521          --       --             521
                                                           ---------   --------    --------      ---        --------
      Net cash flows from operating activities............    (1,244)   (11,947)      1,287       --         (11,904)
                                                           ---------   --------    --------      ---        --------
Cash Flows from Investing Activities:
  Capital expenditures....................................        --    (53,260)    (11,934)      --         (65,194)
  Intangible acquired in purchase of network assets.......        --     (3,526)         --       --          (3,526)
  Proceeds from tower sales...............................        --      8,500          --       --           8,500
                                                           ---------   --------    --------      ---        --------
      Net cash flows from investing activities............        --    (48,286)    (11,934)      --         (60,220)
                                                           ---------   --------    --------      ---        --------
Cash Flows from Financing Activities:
  Proceeds from long-term debt............................   152,331     12,775          --       --         165,106
  Repayment of Nortel debt................................        --    (40,346)         --       --         (40,346)
  Debt financing costs....................................    (5,978)    (4,045)         --       --         (10,023)
  Proceeds from sale of Series A-1 redeemable preferred
   stock, net of offering costs of $3,613.................    46,387                     --       --          46,387
  Members' contributions..................................               16,500          --       --          16,500
  Intercompany receivables/payables.......................  (191,117)   179,030      12,087       --              --
                                                           ---------   --------    --------      ---        --------
      Net cash flows from financing activities............     1,623    163,914      12,087       --         177,624
                                                           ---------   --------    --------      ---        --------
Increase in cash and cash equivalents.....................       379    103,681       1,440       --         105,500
Cash and cash equivalents at beginning of period..........        --      2,733          --       --           2,733
                                                           ---------   --------    --------      ---        --------
Cash and cash equivalents at end of period................ $     379   $106,414    $  1,440      $--        $108,233
                                                           =========   ========    ========      ===        ========

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)

                     Consolidating Statement of Cash Flows
                     for the Year Ended December 31, 2000

                                                                      iPCS
                                                                 Wireless, Inc.
                                                                      and
                                                        iPCS,     Predecessor        iPCS
                                                        Inc.        Company     Equipment, Inc. Eliminations Consolidated
                                                      ---------  -------------- --------------- ------------ ------------
Cash Flows from Operating Activities:
  Net loss........................................... $  (4,297)    $(51,227)      $   (633)        $ --       $(56,157)
  Adjustment to reconcile net loss to net cash flows
   from operating activities:
   Depreciation and amortization.....................       227        8,382             --           --          8,609
   Loss on disposal of property and equipment........        --           56             --           --             56
   Gain on tower sales...............................        --         (778)            --           --           (778)
   Amortization of deferred gain on tower sales......        --         (298)            --           --           (298)
   Amortization of financing costs...................       185          419             --           --            604
   Non-cash interest.................................     5,109           --             --           --          5,109
   Extraordinary loss on early
    extinguishment of debt...........................        --        1,485             --           --          1,485
   Non-cash compensation.............................        --       11,212             --           --         11,212
   Changes in assets and liabilities:
    Accounts receivable..............................        --       (5,258)            --           --         (5,258)
    Other receivables................................        --         (192)            --           --           (192)
    Inventories......................................        --       (2,387)            --           --         (2,387)
    Prepaid expenses and other assets................      (150)      (1,649)            --           --         (1,799)
    Accounts payable, accrued expenses and accrued
     interest........................................     7,020        8,972             28           --         16,020
    Deferred revenue.................................        --        1,738             --           --          1,738
                                                      ---------     --------       --------         ----       --------
      Net cash flows from operating activities.......     8,094      (29,525)          (605)          --        (22,036)
                                                      ---------     --------       --------         ----       --------
Cash Flows from Investing Activities:
  Capital expenditures...............................        --      (76,037)       (14,956)          --        (90,993)
  Intangible acquired in purchase of network assets..        --       (3,526)            --           --         (3,526)
  Proceeds from tower sales..........................        --       12,036             --           --         12,036
                                                      ---------     --------       --------         ----       --------
      Net cash flows from investing activities.......        --      (67,527)       (14,956)          --        (82,483)
                                                      ---------     --------       --------         ----       --------
Cash Flows from Financing Activities:
  Proceeds from long-term debt.......................   152,331       37,775             --           --        190,106
  Repayment of Nortel debt...........................        --      (40,346)            --           --        (40,346)
  Payments on capital lease obligations..............        --          (13)            --           --            (13)
  Debt issuance costs................................    (6,341)      (4,279)            --           --        (10,620)
  Proceeds from sale of Series A-1 redeemable
   preferred stock, net of offering costs............    46,387           --             --           --         46,387
  Proceeds from sale of Series A-2 redeemable
   preferred stock, net of offering costs............    65,730           --             --           --         65,730
  Members' contributions.............................        --       16,500             --           --         16,500
  Intercompany receivables/payables..................  (265,899)     249,969         15,930           --             --
                                                      ---------     --------       --------         ----       --------
      Net cash flows from financing activities.......    (7,792)     259,606         15,930           --        267,744
                                                      ---------     --------       --------         ----       --------
Increase in cash and cash equivalents................       302      162,554            369           --        163,225
Cash and cash equivalents at beginning of period.....        --        2,733             --           --          2,733
                                                      ---------     --------       --------         ----       --------
Cash and cash equivalents at end of period........... $     302     $165,287       $    369         $ --       $165,958
                                                      =========     ========       ========         ====       ========

PROSPECTUS

[LOGO] Airgate PCS


                                 $500,000,000
                                 Common Stock
                                Preferred Stock
                       Warrants to Purchase Common Stock
                     Warrants to Purchase Preferred Stock
                     Warrants to Purchase Debt Securities
                                Debt Securities
                         Guarantees of Debt Securities

                       4,000,000 shares of Common Stock

                                 -------------

   We may use this prospectus from time to time to offer common stock, preferred stock, warrants to purchase common stock, warrants to purchase preferred stock, warrants to purchase debt securities, debt securities and guarantees of debt securities. The securities we offer will have an aggregate public offering price of up to $500,000,000.

   We will identify the particular securities we offer and their specific terms in a supplement to this prospectus. The prospectus supplement will also describe the manner in which the securities will be offered. You should read this prospectus and the prospectus supplement carefully before you invest. We will not use this prospectus to confirm sales of any security unless it is attached to a prospectus supplement.

   The selling stockholders may offer up to 4,000,000 shares of our common stock under this prospectus. Such selling stockholders received their shares of our common stock in connection with our acquisition of iPCS, Inc.

   For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

   Our common stock is listed on The Nasdaq National Market under the symbol "PCSA."

                                 -------------

    Investing in our securities involves certain risks. See "Risk Factors" on page 1.

                                 -------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

November 30, 2001.

                               EXPLANATORY NOTE

   The registration statement of which this prospectus is a part covers the primary issuance of securities by us and the secondary resale of certain shares of our common stock by former stockholders of iPCS, Inc. On November 30, 2001, we acquired iPCS, Inc. by merging a wholly owned subsidiary of AirGate with and into iPCS, Inc. In order to satisfy contractual obligations to the former stockholders of iPCS, Inc., we are including in the registration statement of which this prospectus is a part up to 4,000,000 of the shares of our common stock that the selling stockholders received upon the closing of the iPCS merger.

                               TABLE OF CONTENTS

                                   Page                                     Page
                                   ----                                     ----
About this Prospectus.............  1   Description of Warrants............  11
Risk Factors......................  1   Selling Stockholders...............  13
Our Business......................  1   Plan of Distribution...............  13
Ratio of Earnings to Fixed Charges  2   Legal Matters......................  15
Use of Proceeds...................  2   Experts............................  15
Description of Debt Securities....  2   Where You Can Find More Information  16
Description of Our Capital Stock..  8   Incorporation by Reference.........  16

                                 -------------
   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus. We and the selling stockholders are offering securities and seeking offers to buy our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement we filed with the SEC using a "shelf" registration process. Under this shelf process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings up to an initial aggregate offering price of $500,000,000. The selling stockholders may also sell shares of our common stock under this prospectus, up to a total of 4,000,000 shares. We will not receive any proceeds from any sale of our common stock by the selling stockholders.

   This prospectus provides you with a general description of the securities we and the selling stockholders may offer. Each time we or the selling stockholders sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading "Where You Can Find More Information."

   We, or the selling stockholders, may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us directly or through dealers or agents designated from time to time. If we, directly or through agents, solicit offers to purchase securities, we reserve the sole right to accept and, together with our agents, to reject, in whole or in part, any offer.

   Unless the context indicates otherwise, references in this prospectus to "we", "our" or "us" refer to the combined operations of AirGate PCS, Inc. and iPCS, Inc. and references to "AirGate" refer to the operations of AirGate PCS, Inc., exclusive of the operations of its wholly owned subsidiary iPCS, Inc.

                                 RISK FACTORS

   Our risk factors are incorporated herein by reference from our Annual Report on Form 10-K and other documents we have filed with the Securities and Exchange Commission.

                                 OUR BUSINESS

   We are the largest Sprint PCS network partner in terms of covered population. We market and provide digital wireless personal communications services, or PCS, to a service territory of approximately 14.5 million residents with current network coverage of approximately 11.0 million residents as of November 30, 2001. Through our management agreements with Sprint PCS, we have the exclusive right to provide Sprint PCS products and services under the Sprint and Sprint PCS brand names in our territories. Sprint PCS, directly and indirectly through network partners such as us, operates the largest all-digital, all-PCS nationwide wireless network in the United States based on covered population, covering nearly 244 million residents in more than 4,000 cities and communities across the United States, Puerto Rico and the U.S. Virgin Islands.

   On November 30, 2001, AirGate acquired iPCS by merging a wholly owned subsidiary of AirGate with iPCS. In connection with the merger, AirGate issued to the former stockholders of iPCS approximately 12.4 million shares of our common stock and assumed options and warrants to purchase approximately 1.1 million shares of our common stock. The acquisition of iPCS increased the total resident population in our markets from approximately 7.1 million to approximately 14.5 million. We believe the acquisition of iPCS increases AirGate's strategic importance to Sprint PCS. We also believe the acquisition adds attractive markets as well as a nearly complete network build-out and a fully funded business plan.

   Our Sprint PCS territories cover 58 basic trading areas, referred to as markets, in parts of South Carolina, North Carolina, Georgia, Illinois, Michigan, Iowa and Nebraska. Our major markets include:

  .  Grand Rapids, Michigan;

  .  Greenville-Spartanburg, South Carolina;

  .  Savannah, Georgia;

  .  Charleston, South Carolina;

  .  Columbia, South Carolina; and

  .  Saginaw-Bay City, Michigan.

   As of September 30, 2001, AirGate and iPCS combined had 369,952 subscribers and total network coverage of approximately 11.0 million residents, representing approximately 76% of the resident population in these markets. For the twelve months ended September 30, 2001, we generated revenue of approximately $259.2 million on a pro forma basis.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The dollar amount of the deficiency of earnings to fixed charges of AirGate was calculated by adding fixed charges and the amortization of capitalized interest to net loss, and then deducting interest capitalized. Fixed charges were calculated by adding interest expense, interest capitalized, and 10% of rental expense under operating leases, assumed to be representative of the interest factor of rent.

   The dollar amount of the deficiency of earnings to fixed charges is summarized as follows (in millions):



 Year Ended                       Year Ended
September 30, Nine Months Ended  December 31,
-------------   September 30,   --------------
 2001   2000        1999        1998 1997 1996
------  ----- ----------------- ---- ---- ----
$112.9  $87.1       $16.7       $5.2 $2.9 $1.9

                                USE OF PROCEEDS

   Unless we state otherwise in any applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities by us for general corporate purposes, including the purchase or repayment of indebtedness outstanding at a particular time, acquisitions, capital expenditures, working capital and investments. Pending such uses, we intend to invest such funds in short-term, investment-grade, interest-bearing instruments.

   We will not receive any proceeds from the sale of our common stock by the selling stockholders.

                        DESCRIPTION OF DEBT SECURITIES

   The debt securities will be direct obligations of ours. They may be secured or unsecured, and may be senior or subordinated indebtedness. The debt securities may be fully and unconditionally guaranteed on a secured or unsecured, senior or subordinated basis, jointly and severally by substantially all of our wholly owned domestic subsidiaries. As a result of certain restrictions set forth in the indenture relating to iPCS' senior discount notes and in iPCS' senior credit facility, neither of iPCS nor its subsidiaries may guarantee our debt securities so long as iPCS' senior discount notes are outstanding. We will issue the debt securities, if at all, under one or more indentures between us and a trustee. Any indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made in this prospectus relating to any indentures and the debt securities to be issued under the indentures are summaries of certain anticipated provisions of the indentures and are not complete.

   We have filed copies of the forms of indentures as exhibits to the registration statement of which this prospectus is part and will file any final indentures and supplemental indentures if we issue debt securities. You should refer to those indentures for the complete terms of the debt securities.

General

   We may issue debt securities that rank "senior" or "subordinated." The debt securities that we refer to as "senior securities" will be our direct obligations and will rank equally and ratably in right of payment with our other indebtedness that is not subordinated. We may also issue debt securities that may be subordinated in right of payment to the senior securities. We refer to these securities as "subordinated securities." We have filed with the registration statement of which this prospectus is a part two separate forms of indenture, one for the senior securities and one for the subordinated securities.

   We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as we establish in one or more supplemental indentures. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of such series, for issuances of additional securities of that series.

   We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and we may appoint a successor trustee to act with respect to that series.

   The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

  . the title and series designation and whether they are senior securities or subordinated securities;

  .  the aggregate principal amount of the securities;

  . the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon maturity of the debt securities;

  . if convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

  .  the stated maturity date;

  .  any fixed or variable interest rate or rates per annum;

  . the place where principal, premium, if any, and interest will be payable and where the debt securities can be surrendered for transfer, exchange or conversion;

  .  the date from which interest may accrue and any interest payment dates;

  . any provisions for redemption, including the redemption price and any remarketing arrangements;

  . the events of default and covenants of such securities, to the extent different from or in addition to those described in this prospectus;

  . whether we will issue the debt securities in certificated or book-entry form;

  . whether we will issue the debt securities in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000;

  . whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which holders may exchange interests in the global security, in whole or in part, for the individual debt securities that the global security represents;

  . the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement;

  . whether we will pay additional amounts on the securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment;

  .  the subordination provisions, if any, relating to the debt securities;

  .  the provisions relating to any security provided for the debt securities;
     and

  .  the provisions relating to any guarantee of the debt securities.

   We may issue debt securities at less than the principal amount payable upon maturity. We refer to these securities as "original issue discount securities." If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

   Except as we may set forth in any prospectus supplement, an indenture will not contain any other provisions that would limit our ability to incur additional indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the debt securities we may offer.

Denominations, Interest, Registration and Transfer

   Unless we otherwise describe in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations of $1,000 or any even multiple thereof, other than global securities, which may be of any denomination.

   Unless we otherwise describe in the applicable prospectus supplement, we will pay the interest, principal and any premium at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

   If we do not punctually pay or duly provide for interest on any interest payment date, the defaulted interest will be paid either:

  . to the person in whose name the debt security is registered at the close of business on a special record date the applicable trustee will fix; or

  .  in any other lawful manner, all as the applicable indenture describes.

   You may have your debt securities divided into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. We call this an "exchange."

   You may exchange or transfer debt securities at the office of the applicable trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. We call the entity performing the role of maintaining the list of registered holders the "registrar." It will also perform transfers.

   You need not pay a service charge to transfer or exchange debt securities, but certain governmental agencies or offices may require you to pay for any tax or other governmental charge associated with the exchange or transfer. The security registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

Merger, Consolidation or Sale of Assets

   Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless all the following conditions are met:

  . if we merge out of existence or sell our assets, the corresponding company must be a corporation, partnership or other entity organized under the laws of a State or the District of Columbia or under federal law and must agree to be legally responsible for the debt securities; and

  . immediately after the merger, sale of assets or other transaction we are not in default on the debt securities. A default for this purpose includes any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

   We will describe in the applicable prospectus supplement additional restrictions, if any, on our ability to consolidate or merge with another company or to sell substantially all of our assets to another company or to buy substantially all of the assets of another company.

Events of Default and Related Matters

   Unless we otherwise describe in an applicable prospectus supplement, an "event of default" with respect to each series of debt securities means any of the following:

  .  we fail to pay interest on any debt security of that series for 30 days;

  . we fail to pay the principal or any premium on any debt security of that series when due;

  . we fail to comply with the provisions of the related indenture or any supplemental indenture relating to consolidations, mergers and sales of assets;

  . we fail to perform any other covenant with respect to that series in the related indenture or any supplemental indenture that continues for a certain number of days after being given written notice unless we are granted an extension of such time period by the trustee, or the trustee and the holders who gave the notice, to pursue corrective action;

  . certain events in bankruptcy, insolvency or reorganization of us or a guarantor; or

  . any other event of default included in the related indenture or any supplemental indenture.

   An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities.

   The consequences of an event of default, and the remedies available under the indentures or any supplemental indentures, will vary depending upon the type of event of default that has occurred.

   If an event of default relating to certain events in bankruptcy, insolvency or reorganization of us or a subsidiary guarantor occurs and continues, the entire principal of all the debt securities of all series will be due and payable immediately.

   If any other event of default for any series of debt securities occurs and continues, the trustee or the holders of a majority of the aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest or in the making of any sinking fund payment) if it considers such withholding of notice to be in the interests of the holders.

   Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under the indentures or any supplemental indentures at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority of the aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

   No holder of any debt security can institute any action or proceeding with respect to an indenture or any supplemental indenture unless the holder gives written notice of an event of default to the trustee, the holders of a specified percentage of the aggregate principal amount of the outstanding debt securities of the applicable series shall have requested the trustee to institute the action or proceeding and shall have appropriately indemnified the trustee, and the trustee has failed to institute the action or proceeding within a specified time period.

Modification of an Indenture

   We can make three types of changes to the indentures and the debt securities:

   Changes Requiring Your Approval. We cannot make the following changes to your debt securities without your specific approval:

  .  change the stated maturity of the principal or interest on a debt security;

  .  reduce any amounts due on a debt security;

  . reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

  .  change the currency of payment on a debt security;

  . waive a default in the payment of principal of, premium, if any, or interest on the debt security;

  . modify the subordination provisions, if any, in a manner that is adverse to you; or

  . reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture or to waive compliance with certain provisions of an indenture or to waive certain defaults.

   Changes Requiring a Majority Vote. Certain changes to an indenture and the debt securities require a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described above under "--Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

   Changes Not Requiring Approval. Without a vote by holders of debt securities, we may make clarifications and certain other changes that:

  . cure any ambiguity, defect, omission or inconsistency in the indenture; provided that such amendments do not adversely affect the interests of the holders of the debt securities of the particular series in any material respect; or

  . make any change with respect to a series of debt securities that, in the good faith opinion of our board of directors, does not materially and adversely affect the rights of the holder of such series of debt securities.

Discharging our Obligations

   Except as we may otherwise set forth in any applicable prospectus supplement, we may choose to either discharge our obligations on the debt securities of any series in a "legal defeasance" or release ourselves from our covenant restrictions on the debt securities of any series in a "covenant defeasance." We may do so at any time prior to the stated maturity or redemption of the debt securities of the series if, among other conditions:

  . we deposit with the trustee sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or redemption date of the debt securities of the series; and

  . we provide an opinion of our counsel that holders of the debt securities will not be affected for U.S. federal income tax purposes by the defeasance.

   If we provide the deposit and opinion described above, holders of the debt securities of that series will not be entitled to the benefits of the related indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, any required conversion or exchange of debt securities, any required sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

Subordination

   We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which any series of subordinated securities is subordinated to debt securities of another series or to our other indebtedness. The terms will include a description of:

  .  the indebtedness ranking senior to the debt securities being offered;

  . the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing;

  . the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default; and

  . provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

Conversion

   We may issue debt securities from time to time that are convertible into our common stock or our other securities or any securities of third parties. If you hold convertible debt securities, you will be permitted at certain times specified in the applicable prospectus supplement to convert your debt securities into our common stock, other securities or securities of third parties for a specified price. We will describe the conversion price (or the method for determining the conversion price) and the other terms applicable to conversion in the applicable prospectus supplement.

Guarantees

   One or more of our subsidiaries, as guarantors, may, jointly and severally, fully and unconditionally guarantee our obligations under the debt securities on an equal and ratable basis, subject to the limitation described in the next paragraph. In addition, any supplemental indenture may require us to cause certain or all domestic entities that become one of our subsidiaries after the date of any supplemental indenture to enter into a supplemental indenture pursuant to which such subsidiary agrees to guarantee our obligations under the debt securities. If we default in payment of the principal, interest or any premium on such debt securities, the guarantors, jointly and severally, will be unconditionally obligated to duly and punctually make such payments. Notwithstanding the foregoing, as a result of certain restrictions set forth in the indenture relating to iPCS' senior discount notes, none of iPCS nor any of its subsidiaries may guarantee our debt securities so long as iPCS' senior discount notes are oustanding.

   Each guarantor's obligations will be limited to the maximum amount that (after giving effect to all other contingent and fixed liabilities of such guarantor any collections from, or payments made by or on behalf of, any other guarantors) will result in the obligations of such guarantor under the guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each guarantor that makes a payment or distribution under its guarantee shall be entitled to contribution from each other guarantor in a pro rata amount based on the net assets of each guarantor.

   Guarantees of senior debt securities (including the payment of principal, interest and any premium on such debt securities) will rank pari passu in right of payment with all other unsecured and unsubordinated indebtedness of the guarantor and will rank senior in right of payment to all subordinated indebtedness of such guarantor. Guarantees of subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of the guarantor.

   The prospectus supplement for a particular issue of debt securities will describe the subsidiary guarantors and any additional material terms of the guarantees.

Global Securities

   If so described in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement.

                       DESCRIPTION OF OUR CAPITAL STOCK

General

   The following summarizes all of the material terms and provisions of our capital stock. We have 155,000,000 shares of authorized capital stock, including 150,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of November 30, 2001, we had issued and outstanding 25,745,622 shares of our common stock. We have no shares of our preferred stock issued and outstanding.

Common Stock

   The holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have any cumulative rights. Subject to the rights of the holders of any series of preferred stock, holders of shares of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available to pay dividends. Holders of shares of our common stock have no preemptive, conversion, redemption, subscription or similar rights. If we liquidate, dissolve or wind up, the holders of shares of our common stock are entitled to share ratably in the assets which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of preferred stock.

Preferred Stock

   Under our certificate of incorporation, our board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock, par value $0.01 per share. The preferred stock may be issued in one or more series.

   We will describe in the applicable prospectus supplement the specific financial and other terms of each series of preferred stock. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to the documents that govern the preferred stock, including our certificate of incorporation and the certificate of designations relating to the applicable series of preferred stock. These documents have been or will be included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

   Each series may have different rights, preferences and designations and qualifications, limitations and restrictions that our board of directors may establish without approval from our stockholders. These rights, designations and preferences include:

  .  the maximum number of shares we will issue in the series;

  .  the name of the series;

  .  dividend rights;

  . dividend rate or basis for determining such rate if any, on the shares of the series;

  .  whether dividends will be cumulative and, if so, from which date or dates;

  . whether we may redeem the shares of the series and if so, the dates, prices and other terms and conditions of redemption;

  . whether we will be obligated to purchase or otherwise redeem shares of the series pursuant to a sinking fund or otherwise, and the prices, periods and other terms and conditions upon which the shares of the series will be redeemed or purchased;

  . the rights, if any, of holders of the shares of the series to convert such shares into, or exchange such shares for, shares of any other class of stock;

  . the voting rights of the shares of the series, in addition to the voting rights provided by law, if any, and the terms of those voting rights; and

  . the rights of the shares of the series in the event of a liquidation, dissolution or winding up.

   Our board of directors could authorize us to issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of shares of our common stock or other series of preferred stock. In addition, if our board of directors decides to issue any preferred stock, it could have the effect of delaying or preventing another party from taking control of us. This is because we could design the terms of the preferred stock to make it prohibitively expensive for any unwanted third party to make a bid for shares of our common stock.

Delaware Law and Certain Charter and By-Law Provisions

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a certain period of time. That period is three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes certain merger, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock.

   Our certificate of incorporation provides that holders of at least 80% of the voting power of the then-outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class must approve certain business transactions with interested stockholders.Such business transactions include:

  .  mergers or consolidations with an interested stockholder;

  . sales, leases, exchanges, mortgages, pledges, transfers or other dispositions of any of our assets to an interested stockholder;

  . certain sizable issuances or transfers of any of our securities to an interested stockholder;

  . the adoption of any plan or proposal for our liquidation proposed by or on behalf of an interested stockholder; or

  . any reclassification of securities or recapitalization which increases the proportionate share of any class of securities of an interested stockholder.

However, the affirmative vote of a majority of the shares of outstanding stock entitled to vote, or such vote as is required by law or our certificate of incorporation, will suffice with respect to a business combination with an interested stockholder if the consideration received meets certain fair price standards.

   Our certificate of incorporation and by-laws provide for the division of our board of directors into three classes, as nearly equal in size as possible, with each class beginning its three year term in a different year. Our stockholders may remove a director only for cause with the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally for the election of directors voting together as a single class.

   Our by-laws also require a stockholder who intends to nominate a candidate for election to the board of directors, or to raise new business at a stockholder meeting to give at least 90 days advance notice to our Secretary. The notice provision requires a stockholder who desires to raise new business to provide us certain information concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing stockholder.

   Our certificate of incorporation empowers our board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. These factors may include:

  . comparison of the proposed consideration to be received by stockholders in relation to the then current market price of our capital stock, our estimated current value in a freely negotiated transaction and our estimated future value as an independent entity; and

  . the impact of a transaction on our employees, suppliers and clients and its effect on the communities in which we operate.

   Our certificate of incorporation also contains a provision which acknowledges that certain of our Sprint PCS agreements establish a process for the sale of our operating assets in the event of a default by us and an acceleration of the obligations under AirGate's senior secured credit facility. This provision of the certificate of incorporation is intended to permit the sale of such assets without further stockholder approval.

   The provisions described above could make it more difficult for a third party to acquire control of us and, furthermore, could discourage a third party from making any attempt to acquire control of us.

   Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders, and that special meetings may be called only by resolution adopted by a majority of the board of directors, or as otherwise provided in the bylaws. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities. These provisions may also discourage another person or entity from making an offer to stockholders for our common stock. This is because the person or entity making the offer, even if it acquired a majority of our outstanding voting securities, would be unable to call a special meeting of the stockholders and would further be unable to act pursuant to a unanimous written consent of the stockholders. As a result, any meeting as to matters they endorse, including the election of new directors or the approval of a merger, would have to wait for the next duly called stockholders meeting.

   Delaware law provides that the amendment of a corporation's certificate of incorporation or by-laws requires the affirmative vote of a majority of the shares entitled to vote on any matter, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal any of the provisions of the certificate of incorporation described above. The 80% vote is also required to amend or repeal any of our by-law provisions described above. Our board of directors may also amend or repeal our by-laws. This 80% stockholder vote would be in addition to the separate vote to which each class of our preferred stock that may be outstanding at the time we submit any amendment to our stockholders may be entitled in accordance with the terms of such preferred stock.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

   Our common stock has been approved for quotation and is traded on The Nasdaq National Market under the symbol "PCSA."

                            DESCRIPTION OF WARRANTS

Currently Outstanding Warrants

   We currently have outstanding warrants to purchase 723,241 shares of our common stock as set forth below.

  AirGate Warrants

   In connection with AirGate's units offering, which was completed on September 30, 1999, we issued warrants to purchase 644,400 shares of our common stock. Of these, warrants to purchase 590,269 shares of our common stock have been exercised and warrants to purchase 54,131 shares of our common stock remain outstanding as of November 30, 2001. Such warrants may be exercised at an exercise price of $0.01 per share of our common stock and expire on October 1, 2009.

   On August 16, 1999, in connection with entering into AirGate's senior credit facility, we issued warrants to Lucent Technologies exercisable for 128,860 shares of our common stock at an exercise price of $20.40 per share. The warrants expire on August 15, 2004. In June 2000, we issued Lucent Technologies warrants to acquire an additional 10,175 shares of our common stock on terms identical to those described above. Of these, warrants to purchase 128,860 shares of our common stock were exercised and warrants to purchase 10,175 of our shares of common stock remain outstanding.

  iPCS Warrants

   In connection with the merger, AirGate also assumed all of iPCS' obligations under iPCS' then-outstanding warrants to purchase iPCS common stock.

   Sprint Warrants. As additional consideration to Sprint Spectrum L.P. for its agreement to expand iPCS' initial territory by an additional 20 markets, iPCS issued to Sprint Spectrum L.P. a warrant which is currently exercisable for 183,584 shares of our common stock. The warrant is exercisable by Sprint Spectrum L.P. at any time prior to July 15, 2007 at an exercise price of $31.06 per share. Sprint Spectrum L.P. may transfer its rights with respect to the warrant only to a company that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Sprint Spectrum L.P., and any warrant so transferred will be subject to the exercise time period. We have granted Sprint Spectrum L.P. demand registration rights for the shares of our common stock subject to the warrant until the common stock may be sold without registration.

   Unit Warrants. As part of iPCS' units offering, iPCS issued and sold warrants which are currently exercisable for 475,351 shares of our common stock, pursuant to a warrant agreement between iPCS and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.), as the warrant agent. The unit warrants are exercisable at any time prior to July 15, 2010 at an exercise price of $34.51 per share. The unit warrants trade separately from the notes in the Private Offerings and Resales trading through Automated Linkages (PORTAL) market.

   Under the terms of a registration rights agreement entered into by iPCS in connection with the issuance of the unit warrants, we are required to keep effective a shelf registration statement covering the resale of the unit warrants and the resale of the shares of our common stock issuable upon the exercise of the unit warrants until the date on which all of the unit warrants or shares of our common stock issuable thereunder have been sold pursuant to the shelf registration statement or the unit warrants have expired. If we fail to maintain the effectiveness of the shelf registration statement, a registration default will occur and we will be required to pay liquidated damages to each holder of a unit warrant. The liquidated damages will be in an amount equal to $0.03 per week per unit warrant held by each holder for each week or portion thereof that the registration default continues for the first 90-day period immediately following the occurrence of such registration default. This amount will increase by an additional $0.02 per week per unit warrant with respect to each subsequent 90-day period, up to a maximum of $0.07 per week per unit warrant. The provision for liquidated damages will continue until the registration default has been cured. We are not required to pay liquidated damages for more than one registration default at any given time. No liquidated damages are currently payable.

   We have agreed to cause a shelf registration statement on Form S-3 to become effective to cover the resale of the unit warrants, as discussed above, and the issuance and resale of the shares of our common stock issuable upon the exercise of all of the assumed warrants. We will maintain the effectiveness of the registration statement until the earlier of the expiration of the assumed warrants or the date on which all of the assumed warrants have been exercised and all shares of our common stock issuable upon exercise of the assumed unit warrants have been sold.

Warrants to be Issued

   We currently have no outstanding warrants to purchase preferred stock or warrants to purchase debt securities. We may issue warrants for the purchase of common stock, preferred stock or debt securities. We may issue warrants independently or together with any other securities offered by any prospectus supplement and we may attach or separate the warrants from those securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement, the form of which will be filed or incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the warrants offered by this prospectus. We will set forth further terms of the warrants and the applicable warrant agreements in the applicable prospectus supplement relating to our issuance of any warrants.

   The applicable prospectus supplement will describe the terms of the warrants offered by this prospectus including, where applicable, the following:

  .  the title of the warrants;

  .  the aggregate number of the warrants;

  .  the price or prices at which we will issue warrants;

  . the designation, terms and number of shares of common stock, shares of preferred stock or debt securities purchasable upon exercise of the warrants;

  . the designation and terms of the securities, if any, with which the warrants are issued and the number of the warrants issued with each such offered security;

  . the date, if any, on and after which the warrants and the related common stock, preferred stock or debt securities will be separately transferable;

  .  the antidilution provisions of the warrants;

  . whether we will have a right to call the warrants, and, if so, the terms of any such call right;

  . the price at which each share of common stock or preferred stock or debt security purchasable upon exercise of the warrants may be purchased;

  . the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

  . the minimum or maximum amount of the warrants which a holder may exercise at any one time;

  .  information with respect to book-entry procedures, if any;

  .  a discussion of certain material federal income tax considerations; and

  . any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

                             SELLING STOCKHOLDERS

   In addition to covering the offering of our common stock by us, this prospectus covers the offering for resale of our common stock by the selling stockholders. The selling stockholders, each a former stockholder of iPCS, received their shares of our common stock in connection with our acquisition of iPCS.

   The prospectus supplement for any offering of our common stock by the selling stockholders will include the following information:

  .  the names of the selling stockholders;

  . the nature of any position, office or other material relationship which any of the selling stockholders will have had during the prior three years with us or any of our predecessors or affiliates;

  . the number of shares of our common stock held by each of the selling stockholders;

  . the percentage of our common stock held by each of the selling stockholders; and

  . the number of shares of our common stock offered by each of the selling stockholders.

                             PLAN OF DISTRIBUTION

Distributions by Us

   We may sell the securities in one or more of the following ways from time to time:

  .  directly to purchasers;

  .  through agents;

  .  through underwriters;

  .  to or through underwriters or dealers; and

  .  through a combination of any of these methods of sale.

   We may directly solicit offers to purchase securities or agents designated by us from time to time may solicit such offers. We will set forth in the applicable prospectus supplement any such agent, who shall be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), involved in the offer or the sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent. Unless we otherwise indicate in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Agreements which we may enter into with agents may entitle them to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

   If we use any underwriters in the sale by us of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with such underwriters at the time of sale to them. We will set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public, the names of the underwriters and the terms of the transaction. The relevant underwriting agreement may entitle the underwriters to indemnification by us against certain liabilities, including liabilities under the Securities Act. The underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

   If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of the resale. We may indemnify dealers against certain liabilities, including liabilities under the Securities Act. Dealers may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

   Certain of the underwriters and their affiliates may engage in transactions with and perform services for us in the ordinary course of business for which they receive compensation.

   The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

Distributions by the Selling Stockholders

   For purposes of this document, selling stockholders include partners, donees, pledgees, transferees or other successors-in-interest from time to time selling shares received from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale transfer. We will not receive any proceeds from the sale of shares of our common stock held by the selling stockholders pursuant to this document. The selling stockholders may offer and sell their shares of our common stock from time to time in one or more of the following transactions:

  . on The Nasdaq National Market or any exchange or market on which shares of our common stock are listed or quoted;

  .  in the over-the-counter market;

  .  in privately negotiated transactions;

  . for settlement of short sales, or through long sales, options or hedging transactions involving cross or block trades;

  .  by pledge to secure debts and other obligations;

  . block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as a principal to facilitate the transaction;

  . purchases by one or more underwriters on a firm commitment or best efforts basis;

  . purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement;

  . a special offering, an exchange distribution or a secondary distribution in accordance with the applicable rules of The Nasdaq National Market or of any stock exchange on which shares of our common stock may be listed; or

  .  through a combination of any of these transactions.

   The selling stockholders may sell their shares of our common stock at any of the following prices:

  .  fixed prices which may be changed;

  .  market prices prevailing at the time of sale;

  .  prices related to prevailing market prices; or

  .  privately negotiated prices.

   The selling stockholders may use broker-dealers to sell their shares of our common stock. In connection with such sales the broker-dealers may either receive discounts, concessions or commissions from the selling stockholders, or they may receive commissions from purchasers of shares of our common stock for whom they acted as agents. In order to comply with the securities laws of certain states, the selling stockholders may only sell their shares of our common stock through registered or licensed broker-dealers.

   The selling stockholders and any agents or broker-dealers that the selling stockholders use to sell their shares of our common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount, concession or commission received by them and any profit on the resale of shares as principal may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

   The selling stockholders and any other person participating in the distribution of their shares of our common stock described in this prospectus and/or any applicable prospectus supplement will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, including, without limitation, the anti-manipulation provisions of Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of such shares by the selling stockholders or any other person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares offered by the selling stockholders pursuant to this prospectus and/or any applicable prospectus supplement to engage in market-making activities with respect to the particular shares being distributed. All of the foregoing may affect the marketability of the shares offered by the selling stockholders pursuant to this prospectus and/or any applicable prospectus supplement and the ability of any person or entity to engage in market-making activities with respect to such shares.

   We may, if so indicated in the applicable prospectus supplement, agree to indemnify any underwriters and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act.

   The registration contemplated hereby is being effected under the requirements of the merger agreement. We will pay substantially all of the expenses incident to the registration of the shares of our common stock offered by the selling stockholders pursuant to this prospectus and/or any applicable prospectus supplement, including all costs incident to the offering and sale of the shares by the selling stockholders to the public, including in an underwritten public offering, other than any brokerage fees, selling commissions or underwriting discounts.

                                 LEGAL MATTERS

   The validity of the securities offered hereby will be passed upon for us and the selling stockholders by Winston & Strawn, Chicago, Illinois. Legal matters will be passed upon for the underwriters, dealers or agents by counsel which we will name in the applicable prospectus supplement.

                                    EXPERTS

   The consolidated financial statements and schedule of AirGate PCS, Inc. and subsidiaries as of September 30, 2001 and 2000, and for the years ended September 30, 2001 and 2000, and for the nine months ended September 30, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

   The consolidated financial statements of iPCS, Inc. and Subsidiaries and Predecessor as of September 30, 2001 and December 31, 2000, and for the nine months ended September 30, 2001, for the year ended December 31, 2000 and for the period from January 22, 1999 (date of inception) through December 31, 1999, incorporated by reference from the Current Report on Form 8-K of AirGate PCS, Inc. filed with the Commission on November 30, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at: http://www.sec.gov. Reports, proxy statements and other information pertaining to us may also be inspected at the offices of The Nasdaq National Market, which is located at 1735 K. Street, N.W., Washington, D.C. 20006.

   We filed a registration statement on Form S-3 to register with the SEC the securities offered by this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in our registration statement or the exhibits to the registration statement.

   You should rely only on the information or representations provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Neither we nor the selling stockholders may make an offer of our securities in any state where the offer is not permitted. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus is correct after this date.

   Our address on the world wide web is http://www.airgatepcsa.com. The information on our web site is not a part of this document.

                          INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this document, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

                     Filings                 Period or Date Filed
                     -------                 --------------------
     Annual Report on Form 10-K............. Year ended September 30, 2001

     Current Report on Form 8-K............. November 30, 2001

     The description of our common stock set
       forth on Form 8-A (File No. 0-27455). September 24, 1999

   We incorporate by reference additional documents that we may file with the SEC between the date of this document and the date of the completion of the offering of the securities described in this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

   You can obtain any of the documents incorporated by reference in this document from us, or from the SEC through the SEC's Internet world wide web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from us at the following address:

                               AirGate PCS, Inc.
                                 Harris Tower
                      233 Peachtree Street NE, Suite 1700
                            Atlanta, Georgia 30303
                           Attention: Sharon Kushner
                                (404) 525-7272
                       E-mail: skushner@airgatepcsa.com

   Any statement contained in a document incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded for the purpose of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

[LOGO] AirGate PCS